Form 40-F
period 2018-12-31
Emerald Health Therapeutics Inc.
filed 2019-05-01
CIK 1768225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 333-229744

EMERALD HEALTH THERAPEUITCS, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8
(800) 757-3536
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

1.

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, no par value

For annual reports, indicate by check mark the information filed with this form:

☒         Annual Information Form            ☒         Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2018, 141,443,116 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes   ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act .
☒ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Emerald Health Therapeutics, Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this annual report on Form 40-F and the exhibits attached hereto include, but are not limited to, statements in respect of: the approval of Licence (as defined in the Company’s Annual Information Form (“AIF”), attached hereto as Exhibit 99.1) applications submitted to Health Canada; the Company's intention to significantly increase its production of cannabis and cannabis oils through a multi-phase expansion plan; the building of a Health Canada licenced production facility to expand growing capability; the development of the Joint Venture (as defined in the AIF) as a standalone entity; the complete 1.1 million square foot space at the Delta 3 Facility (as defined in the AIF) in Delta, British Columbia being in full production in 2019; the rapid and cost effective acceleration of cannabis production by the Joint Venture; the exercise by the Joint Venture of options to lease or purchase additional greenhouses from Village Farms (as defined in the AIF); the potential aggregate production capacity of the Delta 1 greenhouse and the Delta 2 Facility (as defined in the AIF) and Delta 3 Facility, all of which are located in Delta, British Columbia; the use of the Credit Facility (as defined in the AIF) by the Joint Venture; the purchase by the Company of 40% of the Joint Venture's production of cannabis cultivation during 2019 and 25% during 2020 through 2020; the expansion of the Company's operations in Richmond, British Columbia and the costs associated with such expansion; the Company's expectation of requirements for quantities of CBD (as defined in the AIF); payment of an additional $22.5 million in cash in respect of the acquisition of Verdélite and Verdélite Holdings (each as defined in the AIF); the anticipated date that the Verdélite Facility will begin production, the expansion cost, the size of the Verdélite Facility and its production of cannabis; the Company's expectation that the acquisition of Verdélite will strengthen its ability to market products in Quebec and Eastern Canada; the high-yield production of the Verdélite Facility; the expansion of Avalite's (as defined in the AIF) operations; the receipt of excise duty licences from the Canada Revenue Agency; the Company's use of proceeds of financings; the quality, suitability for sale and cannabinoid concentration in the hemp harvested through the supply agreement with EHH (as defined in the AIF); the suitability of infrastructure at the facility of FTI (as defined in the AIF) and FTI's extraction of hemp biomass into CBD oil on behalf of the Company; the services to be provided by FTI to the Company; the entering into of an exclusive agreement between EHN (as defined in the AIF) and FTI; the entering into of definitive agreements with the Company's business partners; the approval of patent applications that have been submitted by the Company; potential proceeds from the exercise of the Company's outstanding common share purchase warrants; the acceleration by the Company of the expiry date of the Company's outstanding warrants; actions taken by the Company to maintain or adjust its capital structure; increases to the Company's plant diversity and product offering; improvements to the Company's cultivation, manufacturing and standardization processes; partnerships with professional organizations in connection with educating medical doctors and other healthcare professionals about cannabis products; the development of distribution channels for non-medical cannabis products in Canada; anticipated long-term future profitability of the Company; potential effects of regulations under the Cannabis Act (as defined in the AIF) and related legislation introduced by provincial governments; the expected implementation of changes to the Cannabis Act to allow the sale of edible cannabis products; the undertaking of clinical research to study the effects of the Company's products on client health; the Company's longer term strategy of becoming a leading provider of quality products for the broader adult recreational cannabis market; the ability of the Company to take advantage of the legalization of adult use recreational cannabis; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing initiatives both in Canada and internationally; the Company building valuable intellectual property in Canada which could lead to accelerated sales growth and profit margins; and future sales opportunities in other emerging medical markets and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The investor is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: the market price of cannabis; ability of the Company to secure cannabis supply; continued availability of capital financing and general economic, market or business conditions; reliance on licences to produce and sell cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licences; regulatory risks relating to the Company's compliance with the Cannabis Act; failure to obtain regulatory approvals for expansion of the Company's current production facilities, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; Avalite's reliance on its dealer licence issued to it under the CDSA (as defined in the AIF) to provide analytical testing of cannabis and importation of CBD and its ability to maintain this licence; the Company's ability to execute its multi-phase expansion plan and its plans with the Joint Venture; failure to execute a definitive agreement with FTI; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market in Canada and internationally; the limited operating history of the Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; failure to obtain additional financing; unfavourable publicity or consumer perception of the Company and the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete expansion projects and greenhouse retrofits; impact of any recall of the Company's products; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical or nutraceutical products; failure to obtain regulatory approval for pharmaceutical or nutraceutical products; changes in the Company's over-all business strategy; stock exchange rules or policies which may restrict the Company's business; and the Company's assumptions stated herein being correct.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including under the heading “Risk Factors” in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F, and are incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report on Form 40-F and the exhibits attached hereto should not be unduly relied upon. These statements speak only as of the date of this annual report on Form 40-F and the exhibits attached hereto. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7330.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2018 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Principal Executive Officer (PEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s PEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC applicable to newly public companies.

Auditor’s Attestation Report

This annual report on Form 40-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC applicable to newly public companies. As an “emerging growth company”, we are also exempt from providing an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee. The Company’s audit committee consists of Punit Dhillon, Bob Rai and Avtar Dhillon, MD. Mr. Punit Dhillon and Mr. Bob Rai are independent of the Company and Avtar Dhillon, MD is not considered to be independent of the Company as he is the President and Executive Chairman on the Company, and the Chief Executive Officer and Executive Chairman of Sciences, which is a controlling shareholder of the Company. Mr. Punit Dhillon is the Chairman of the Audit Committee.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Punit Dhillon qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows the aggregate fees billed to the Company by Deloitte LLP, the Company’s independent registered public auditing firm, in each of the last two years.

	2018		2017
Audit Fees (1)		$303,500		$215,500
Audit Related Fees(2)	$	Nil	$	Nil
Tax Fees (3)		$29,225		$49,000
All other fees (4)	$	Nil	$	Nil
Total*		$332,725		$264,500

* All amounts are expressed in Canadian dollars

(1)	The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(2)	The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees.
(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance and tax advice.
(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2018 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available on the Company’s website at www.emeraldhealth.ca and in print to any shareholder who requests it. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.emeraldhealth.ca within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	$	$	$	$	$
Long term debt obligations	-	-	-	-	-
Finance lease obligations	-	-	-	-	-
Purchase obligations	10,224	781	1,560	683	7,200
Purchase obligations	53,175	52,465	-	-	-
Other long-term liabilities reflected on the statement of financial position	-	-	-	-	-
Total	$63,399	$53,246	$2,270	$683	$7,200

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

EMERGING GROWTH COMPANY STATUS

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act as the Company does not have more than $1,070,000,000 in annual gross revenue and did not have such amount as of December 31, 2018, being the last day of our last fiscal year.

The Company may lose its status as an emerging growth company on the last day of its fiscal year during which (i) its annual gross revenue exceeds $1,070,000,000 or (ii) the Company issues more than $1,000,000,000 in non-convertible debt in a three-year period. The Company will lose its status as an emerging growth company if at any time it is deemed to be a large accelerated filer. The Company will lose its status as an emerging growth company on the last day of its fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement (March 15, 2019).

As an emerging growth company, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002.

MINE SAFETY DISCLOSURE

Not Applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on February 20, 2019, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2018
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements
Consolidated Statements of Financial Position as of December 31, 2018 and 2017
Consolidated Statements of Loss and Comprehensive Loss for the year ended December 31, 2018 and December 31, 2017
Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and December 31, 2017
Consolidated Statements of Cash Flow for the years ended December 31, 2018 and December 31, 2017
Notes to Consolidated Financial Statements
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2018

Certifications

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8.	Consent of Deloitte LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EMERALD HEALTH THERAPEUTICS, INC.

By:	/s/ Avtar Dhillon, MD
Name:	Avtar Dhillon, MD
Title:	Executive Chairman, Principal Executive Officer

Date: April 30, 2019