Form 40-F/A
period 2018-12-31
Emerald Health Therapeutics Inc.
filed 2019-05-02
CIK 1768225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8
(800) 757-3536
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, no par value

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

The purpose of this Amendment No. 1 to the Company’s Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on May 1, 2019, is to (i) include certain revisions reflected in “Recent Developments and Events after the Reporting Period” included in Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 filed as Exhibit 99.3 to the Original Form 40-F and incorporated by reference; (ii) file amended audited consolidated financial statements for the years ended December 31, 2018 and 2017 to remove two non-material clerical errors contained in the notes to financial statements; and (iii) submit Exhibit 101 to the Form 40-F, which contains the eXtensible Business Reporting Language (“XBRL”) Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect subsequent events occurring after the filing of the Original Form 40-F. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Form 40-F in its entirety is attached to this Amendment No. 1.

AUDITED ANNUAL FINANCIAL STATEMENTS

The amended audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F/A and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended management’s discussion and analysis for the fiscal year ended December 31, 2018 (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F/A and is incorporated by reference herein.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on February 20, 2019, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F/A arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description

Annual Information

99.1.*	Annual Information Form of the Company for the year ended December 31, 2018
99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements
Consolidated Statements of Financial Position as of December 31, 2018 and 2017
Consolidated Statements of Comprehensive Loss for the year ended December 31, 2018 and December 31, 2017
Consolidated Statement of Changes in Equity for the years ended December 31, 2018 and December 31, 2017
Consolidated Statements of Cash Flow for the years ended December 31, 2018 and December 31, 2017
Notes to Consolidated Financial Statements
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2018

Certifications

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8.*	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* - Previously filed as an exhibit to the Company’s annual report on Form 40-F as filed with the Commission on May 1, 2019 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EMERALD HEALTH THERAPEUTICS, INC.

By:	/s/ Dr. Avtar Dhillon, MD
Name:	Dr. Avtar Dhillon, MD
Title:	Executive Chairman, Principal Executive Officer

Date: May 2, 2019