Form 20-F
period 2019-12-31
Emerald Health Therapeutics Inc.
filed 2020-06-10
CIK 1768225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 210, 800 West Pender Street, Vancouver, British Columbia, V6C 1J8
(Address of principal executive offices)

Riaz Bandali
Suite 210, 800 West Pender Street, Vancouver, British Columbia, V6C 1J8
Tel: (800) 757-3536
E-mail: info@emeraldhealth.ca
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, no par value

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 160,986,373 common shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ] No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large “accelerated filer,” “accelerated filer,” and “emerging growth company in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]
Emerging growth company [ X ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
[ ]	[ X ]	[ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ] No [ X ]

EMERALD HEALTH THERAPEUTICS, INC.

FORM 20-F

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Emerald” refer to Emerald Health Therapeutics, Inc.

Certain statements in this annual report on Form 20-F and the documents attached as exhibits to this annual report, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Emerald Health Therapeutics, Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements".

Examples of forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements in respect of: distributions of Common Shares under the ATM Program; future financings; the retrofit of the Delta 2 Facility; the expansion of the Company’s operations in British Columbia and Québec; payment of outstanding amounts in respect of the acquisition of Verdélite Sciences Inc. (“Verdélite”) and Verdélite Property Holdings Inc. (“Verdélite Holdings”); the high-yield production of the Verdélite Facility; the potential sale of Avalite Sciences Inc. (“Avalite”); the conversion of the Convertible Debentures; the acceleration of the outstanding warrants; the Company’s intention to use proceeds of financings including the ATM Program to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development and to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes; potential proceeds from the exercise of the Company’s outstanding common share purchase warrants; increases to the Company’s plant diversity and product offering; improvements to the Company’s cultivation, manufacturing and standardization processes; partnerships with professional organizations in connection with educating medical doctors and other healthcare professionals about cannabis products; actions taken by the Company to maintain or adjust its capital structure; management’s anticipation of long term future profitability; the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company’s marketing and sales initiatives; benefits received by the Company from its transactions with Sciences, a control person of the Company (defined below), and the opportunities that such transactions provide; the development of the Joint Venture’s business; potential effects of regulations under the Cannabis Act and related legislation introduced by provincial governments; production at the Company’s facilities; the focus of the Company’s efforts; and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The investor is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: the market price of cannabis; ability of the Company to secure cannabis supply; continued availability of capital financing and general economic, the potential impacts of the COVID-19 pandemic on our business operations; market or business conditions; reliance on licences to produce and sell cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licences; regulatory risks relating to the Company’s compliance with the Cannabis Act; failure to obtain regulatory approvals for expansion of the Company’s current production facilities, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; Avalite’s reliance on its dealer licence issued to it under the CDSA (as defined below) to provide analytical testing of cannabis and importation of CBD and its ability to maintain this licence; the Company’s ability to execute its expansion plan and its plans with the Joint Venture; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market in Canada and internationally; the limited operating history of the Company; the Company’s reliance on key persons; failure of counterparties to perform contractual obligations; failure to obtain additional financing; unfavourable publicity or consumer perception of the Company and the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete expansion projects and greenhouse retrofits; impact of any recall of the Company’s products; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company’s ability to develop and commercialize pharmaceutical or nutraceutical products; failure to obtain regulatory approval for pharmaceutical or nutraceutical products; changes in the Company’s over-all business strategy; stock exchange rules or policies which may restrict the Company’s business; and the Company’s assumptions stated herein being correct.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key

Information - D. Risk Factors” below. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2019 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.

	2019	2018	2017	2016	2015
	$	$	$	$	$
Revenues	22,337,636	2,110,403	937,654	253,321	31,291
Loss from operations	(51,011,725)	(37,344,256)	(9,097,431)	(2,940,501)	(3,497,271)
Loss from continuing operations per share	(0.34)	(0.26)	(0.10)	(0.05)	(0.08)
Net and comprehensive loss	(111,906,526)	(30,983,408)	(8,841,824)	(2,940,501)	(3,497,271)
Basic and diluted loss per share	(0.75)	(0.22)	(0.10)	(0.05)	(0.08)
Total assets	156,620,654	206,962,694	73,730,839	4,176,329	771,679
Net assets	(103,932,598)	170,498,322	65,830,358	3,702,294	(413,196)
Share capital	237,151,005	204,791,733	77,912,246	9,756,732	3,076,966
Cash dividends declared per share (1)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	147,961,139	141,443,116	88,447,612	54,264,687	46,070,841

Notes:
1) We have not declared or paid any dividends since incorporation.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Investment in our common shares ("Common Shares") involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this Annual Report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, financial performance or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, financial performance or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, financial performance or cash flow.

Risks Related to the Company’s Financial Condition and Operating History

There is doubt about the ability of the Company to continue as a going concern.

The Company’s annual financial statements contain a going concern disclosure. The Company has a limited operating history and a history of negative cash flow from operating activities. The Company’s ability to continue as a going concern is dependent upon its ability to: raise additional capital; achieve sustainable revenues and profitable operations; and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These material circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company continues to have access to equity and debt capital from public and private markets in Canada but there are no guarantees that such capital will be available.

The Company has incurred net losses in the past and the Company will continue to experience negative cash flow from operations in the foreseeable future.

The Company has incurred net losses in the past and expects to incur losses in the future unless and until it can derive sufficient revenues from its business. The Company may not be able to achieve or maintain profitability and will continue to experience negative cash flow from operations in the foreseeable future. In addition, the Company expects to see operating costs increase as its operational sites come online. If the Company’s revenues do not increase to offset these expected increases in operating expenses, the Company will not be profitable, and this may jeopardize the Company’s ability to continue as a going concern.

The Company has a limited operating history.

The Company was incorporated in 2013 and has yet to generate significant revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of the Company’s operations.

The Company has not achieved positive operating cash flows from its operating activities.

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Company’s securities, which could cause investors to lose part or all of their investment.

The Company’s expansion plans will require additional capital and the Company does not current have sufficient cash reserves to fund its expansion obligations.

The Company’s expansion plans will also require significant amounts of capital, including the following forecast expenditures:

(a)

in connection with the acquisition of Verdélite and Verdélite Holdings, the Company was required to make monthly payments of $1.0 million commencing July through to November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest (calculated on the basis of $15 million) began accruing May 31, 2019 at a rate of 10% per annum. To date, the Company has paid down a total of $3.0 million of the amount owing to the Vendors; and

(b)	the Company’s second greenhouse facility in Metro Vancouver will require approximately $2.6 million of additional capital spending prior to completion.

The Company does not presently have sufficient cash reserves to make all such payments and there is no guarantee that the Company will be able to obtain such necessary capital. Failure to obtain such capital could result in significant delays or could prevent the Company from completing any of the foregoing activities as anticipated or at all. The failure of the Company to successfully execute its expansion strategy (including receiving required regulatory approvals and permits) could adversely affect the Company’s business, financial condition and financial performance and may result in the Company failing to meet anticipated or future demand for its products, when and if it arises.

The Company requires additional capital to continue its operations as currently planned. If the Company cannot raise additional capital to meet its operational requirements, it may have to scale back or cease operations, which would adversely affect its financial performance and jeopardize the Company’s ability to continue as a going concern.

The building and operation of the Company’s facilities and business are capital intensive. In order to maintain its business and execute its anticipated growth strategy, the Company will require additional equity and/or debt financing to support on-going operations, to satisfy capital expenditures or to undertake acquisitions or other business combination transactions. The convertible debentures place certain limitations on the incurrence of additional debt and the issuance of equity securities. As such, there can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company’s growth and may have a material adverse effect on the Company’s business, prospects, financial condition and financial performance. The Company will require additional financing to fund its operations to the point where it is generating positive cash flows. Failure to obtain any required additional financings may cause the Company would have a material adverse effect on the Company and its business and may jeopardize the Company’s ability to continue as a going concern.

Risks Related to the Company’s Business

The Company relies on Licenses and any failure to comply with the requirements to maintain its Licenses may have a material adverse effect on the Company and its financial performance.

The Company’s ability to grow, store and sell cannabis in Canada is dependent on the Company’s Licences. Failure to comply with the requirements of the Licences, or any failure to maintain the Licences would have a material adverse impact on the business, financial condition and financial performance of the Company. The Company believes it will meet the requirements of the Cannabis Act for further extensions or renewals of the Licences. However, should Health Canada not extend or renew one or more of the Licences, or should it renew a Licence on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

If the Company is unable to attract and retain customers, its financial performance would be negatively impacted.

The Company’s success depends in part on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to competition from other companies in the industry, the Company’s ability to continually produce desirable and effective product, the successful implementation of the Company’s customer-acquisition plan and the continued growth in the aggregate number of customers selecting cannabis. The Company’s continued success depends in part on its ability to anticipate and respond to these changes. The success of the Company’s product offering depends on a number of factors, including the Company’s ability to:

(a)	innovate and develop new products or product enhancements that meet these needs;

(b)	accurately anticipate customer needs;

(c)	successfully commercialize new products or product enhancements in a timely manner;

(d)	price products competitively;

(e)	manufacture and deliver products in sufficient volumes and in a timely manner; and

(f)	differentiate its products from those of competitors.

If the Company is unable to obtain regulatory approval to produce or sell edible products, it may lose its market share to competitors.

Regulations relating to the legal production of edible cannabis, cannabis extracts and cannabis topicals were brought into force on October 17, 2019. As of the date hereof, the Company has not made any application to Health Canada in respect of a license to produce edible products and has no plans to do so in the immediate future. There is no guarantee that the Company will produce edible products and that if it produces edible products in the future, that its products will be selected for sale by provincial distribution boards or that the Company’s edible products will be adopted by consumers. In certain United States jurisdictions, sales of edible products have experienced much greater market growth than the sales of other cannabis products. In the event that the Company is not able to produce or sell edible products while certain of its competitors are able to do so, the Company may lose market share, which could have a material adverse effect on the Company’s revenue, financial condition and financial performance.

The Company may be unsuccessful in implementing its acquisition and integration plans, which may negatively affect the Company’s financial performance.

There is no guarantee that the Company’s plans to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional site licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. The Company is currently constructing a second production facility in Richmond, British Columbia which will require additional local government approval, licencing by Health Canada and significant investment of capital. Neither local government approval, Health Canada licencing nor the availability of capital are assured. Any failure to obtain necessary regulatory approvals may adversely affect its financial performance.

Failure or delay in receiving payment from the Company’s significant customers could adversely affect the Company’s financial performance.

In light of the recent volatility in the cannabis sector generally and the disruptions caused by the ongoing COVID-19 crisis, certain of the Company’s wholesale customers may encounter financial difficulties that could result in the Company being unable to collect some or all of its accounts receivable from those customers. Delay or failure to obtain payment from such customers may lead to litigation, which could be protracted, time consuming and expensive. Additionally, there can be no guarantee that the Company will be successful in reaching a favourable outcome, or that even if it is successful in such litigation, it will be able to recover payment. Any type of negative outcome could have a material adverse effect on the business, financial performance and financial condition of the Company.

Failure of the Company’s facility infrastructure could adversely affect its financial performance.

The Company’s facilities require regular maintenance on both the heating and cooling systems and regular power component maintenance on the generator and delivery systems. Any failure of the heating and cooling systems or electrical delivery systems could have a material and adverse effect on the Company’s business, financial condition and financial prospects.

If the Company’s inventory is not sold prior to the end of its shelf life, the Company may be forced to write-down inventory which could adversely impact our financial performance.

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company’s inventory include dried cannabis and cannabis oil products. The Company follows Health Canada’s testing requirements for product release and re-tests its inventory for information purposes. Based on such testing results and management’s experience, the Company believes that there is no significant change in product composition during a twelve-month storage under its current vault conditions. The Company’s typical turnover rate for inventory varies between two weeks and six months from final production, however this turnover rate may change and its inventory may reach its expiration and may not be sold. Even though management of the Company on a regular basis reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and financial performance.

The Company is subject to potential product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if any of its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its consumers generally, and could have a material adverse effect on the financial performance and the financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in the Company incurring significant losses in the event of a successful claim and could prevent or inhibit the commercialization of the Company’s potential products.

The Company’s products may be subject to product recall orders.

Manufacturers and distributors of products are sometimes subject to orders for the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. All such recalls must adhere to the relevant provisions in Cannabis Legislation. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the financial performance and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Company’s product is an agricultural product and is subject to risks inherent in the agricultural industry.

The Company’s business involves the growing of cannabis, both of which are agricultural products. As such, the business is subject to the risks inherent in any agricultural business, such as weather, pests insects, plant diseases and similar agricultural risks (some of which may be caused by climate change). The Company grows its cannabis products indoors under climate controlled conditions and in greenhouses, and carefully monitors the growing conditions with trained personnel. The Company recently began growing cannabis outdoors in a limited effort to research the potential for outdoor cultivation. To date all outdoor grown cannabis has been deemed to be research only product. There can be no assurance that natural elements will not have a material adverse effect on the production of its products.

The Company’s operations require a large amount of energy and fluctuations in energy costs could adversely affect its operating costs and financial performance.

The Company’s growing operations consume considerable energy, making the Company vulnerable to rising energy costs (which may be caused by climate change). Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Costs and disruptions to the system of distribution for the Company’s products could impact the Company’s ability to operate profitably.

Due to the perishable and premium nature of the Company’s products, the Company will depend on fast and efficient delivery services to distribute its product. As a result of the COVID-19 crisis, delivery companies are experiencing increased volumes which may result in disruption of services. Any prolonged disruption of delivery services due to COVID-19 or any other reason could have an adverse effect on the financial condition and financial performance of the Company. Rising costs associated with delivery services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

The Company is dependent on a key supplies and services and disruptions to those inputs could adversely affect the Company’s financial performance.

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. As a result of the COVID-19 crisis, businesses have been experiencing significant disruption in the supply chain [particularly with respect to materials and supplies produced outside of Canada]. Any significant interruption, increase in costs or other negative change in the availability or economics of the supply chain for key inputs (some of which may be caused by climate change) could materially impact the business, financial condition and financial performance of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, or if imports from such suppliers were otherwise unavailable, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and financial performance of the Company.

The Company is dependent on the availability of skilled labour.

The ability of the Company to carry on its business will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure program may be significantly greater than anticipated by the Company’s management and may be greater than the funds available to the Company, in which circumstance the Company may curtail, or extend the time frames for completing its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

A substantial number of Common Shares are owned by Emerald Health Sciences.

A significant percentage of the Company’s outstanding Common Shares are owned by a single shareholder, Emerald Health Sciences (“Sciences”), a control person of the Company. As such, Emerald Health Sciences is in a position to exercise influence over matters requiring shareholder approval, including: the determination of significant corporate actions that could otherwise be beneficial to the Company’s other shareholders; the election and removal of directors; amendments to the Company’s corporate governing documents; and business combinations. The Company’s interests and those of Sciences may at times conflict. The concentration of control by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

The Company may be unable to prevent violations of its intellectual property rights.

The Company has limited protection under law against potential infringements of its product names or marks, or against other misappropriation of its other intellectual property including its trade name and plant strains. For example, the status of intellectual property in plant strain may be uncertain at law and may be difficult to prove in practice. Monitoring infringement or misappropriation of intellectual property can be difficult and expensive, and the Company may not be able to detect every infringement or misappropriation of its proprietary rights. Even if the Company does detect infringement or misappropriation of its proprietary rights, litigation to enforce these rights could cause the Company to divert financial and other resources away from its business operations.

Additionally, third parties may claim that products or marks that the Company has independently developed or which bear certain of the Company’s trademarks infringe upon their intellectual property rights and there can be no assurance that one or more of the Company’s products or marks will not be found to infringe upon third-party intellectual property rights in the future.

The Company’s nutraceutical products have never been sold in Canada and a market for such products may not develop.

The Company’s 51% owned subsidiary, Emerald Health Naturals Inc. (“Naturals”), is a company focused on the distribution, sale and development of natural health products designed to stimulate the human endocannabinoid system, known as the Endo-line. This unique line of products has never been sold in Canada, and therefore sales of such products will be subject to all of the risks commonly associated with the sale of newly developed products, including those set forth above under “Competition”. The benefits of such products have not been proven in clinical trials and may not materialize. If the benefits of such products are not as expected by the Company then sales of such products may be adversely impacted. In addition, demand for such products in Canada is unknown and sales of these products may not meet the Company’s expected targets.

The Endo-line of products was licensed from Emerald Health Bioceuticals Inc. (“EHB”), an American company which is a related party, as it is owned by Sciences, that currently manufactures and sells these products in the United States. As a part of the license, EHB will supply the products to Naturals for distribution and sale. Naturals does not have control over the manufacturing process of the products, and thus, cannot guarantee a consistent supply of the product for the Canadian market.

The Endo-line of products are generally not patented domestically or abroad, and the legal protections afforded by common law and contractual proprietary rights in such products provide only limited protection and may be time-consuming and expensive to enforce or maintain. Further, despite the Company’s efforts, it may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to or superior to the Endo-line products.

The Company is reliant on third parties to perform under its contracts.

The Company is party to various agreements with third parties related to supply, research and other matters. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on the Company’s profitability, financial performance and financial condition.

The Company is reliant on certain wholesale contracts with provincial wholesale distributors.

The Company derives a significant portion of its revenues from the adult-use recreational cannabis industry and market in Canada, including through agreements with provincial wholesale distributors. The agreements with provincial wholesalers do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from the Company. The amount of cannabis that provincial wholesalers may purchase under agreements with the Company may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial wholesalers. If any of the provincial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, financial performance and prospects.

The Company’s business is subject to risks regarding early stage growth.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage and finance growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth and its financing needs may have a material adverse effect on the Company’s business, financial condition, financial performance and prospects.

The Company is subject to risks related to conflicts of interest of certain of its officers and directors and major shareholders.

The officers and directors of the Company may be engaged in a range of business activities and accordingly, the Company may be subject to potential conflicts of interest. Dr. Avtar Dhillon, Mr. Jim Heppell and Mr. Punit Dhillon, each of whom is a director of the Company, are also directors and/or officers of Sciences, a control person of the Company. In addition, Dr. Avtar Dhillon is also the chief executive officer and a significant securityholder of Sciences. The Company’s executive officers and directors may also devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors and could adversely affect the Company’s operations, business, financial condition and financial performance.

The Company has entered into various agreements with related parties of the Company, each of whom has some of the same directors and officers of the Company, including: the Third Amended and Restated ICA; the Hemp Supply Agreement; the Research Agreement; the Richmond Lease Agreement; a supply and distribution agreement with Avricore Health Inc. (formerly, VANC Pharmaceuticals Inc.) (the “Avricore Supply Agreement”), a company whose Chief Executive Officer is a director of the Company; and the JV Supply Agreement. All such transactions were exempt from valuation and minority approval requirements under applicable securities laws and stock exchange requirements.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Such conflicts could adversely affect the Company’s operations, business, financial condition and financial performance.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict is required to disclose his/her conflict and interest in the transaction and abstain from voting (where applicable) for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The Company is reliant of the expertise of its key officers and directors.

The success of the Company is primarily dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees indefinitely. Any loss of the services of any such individuals (including as a result of quarantine and/or illness caused by COVID-19) could have a material adverse effect on the Company.

The Company is subject to ordinary course business risks.

Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from shareholders or others in the normal course of business. The legal risks facing the Company and its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of funds. Violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

The Company may not have adequate insurance to cover its operational risks.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all of the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, financial performance and financial condition of the Company could be materially adversely affected.

The Company is subject to risks regarding its ability to integrate past and future acquisitions to successfully implement its business plan.

The Company has in the past acquired, directly or indirectly, interests in businesses complementary to the business of the Company and the Company may in the future make additional acquisitions. The success of such acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating such businesses. This integration may require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Company and from operational matters during this process. Any such integration processes may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of any such acquisitions.

Future legal proceedings and the impact of any finding of liability or damages could adversely impact the Company and its financial condition and financial performance.

The Company may become party to litigation (including arbitration or mediation) from time to time, which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company or should the Company enter into a settlement, the amount of the award or settlement could adversely affect the Company’s resources and its ability to continue operating and the market price for the Common Shares. Monitoring and defending litigation, whether or not meritorious, can be time consuming and may result in significant expenses, including legal fees and other costs. Even if the Company is involved in litigation and is successful, litigation can redirect significant Company resources and attention away from the business of the Company and may have a material adverse effect on the Company’s business, reputation, financial condition, financial performance and financial prospects. To the extent such litigation involves the Joint Venture, such litigation may have a similar impact on the Joint Venture, which in turn may have an indirect impact on the Company’s own business as a result of its ownership interest in the Joint Venture.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s operations may be adversely affected by disruptions to our information technology systems, including disruptions from cybersecurity breaches of its IT infrastructure.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and financial performance.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, financial performance and financial condition of the Company.

The Company is subject to environmental and health regulations.

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Governmental approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, financial performance and financial condition of the Company.

The TSXV places certain restrictions on the Company’s business.

The Company has delivered an undertaking to the TSXV confirming that, while listed on the TSXV, the Company will only conduct the business of the direct and indirect production, sale, extraction and distribution of cannabis and its extracts and derivatives in Canada, pursuant to one or more licences issued by Health Canada in accordance with applicable Canadian law, unless prior approval is obtained from the TSXV. This undertaking could have an adverse effect on the Company’s ability to expand its business into other areas when the Company’s competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and financial performance of the Company.

There are restrictions on the Company’s sales activities.

The legal cannabis industry in Canada is in its early development state and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, financial performance or financial condition.

The Company is a holding company and most of its assets are held by subsidiaries and joint ventures.

The Company is a holding company and essentially all of its assets are shares of its subsidiaries and the Joint Venture, as defined below. As a result, shareholders are subject to the risks attributable to its subsidiaries and the Joint Venture. As a holding company, the Company conducts substantially all of its active business through its subsidiaries and the Joint Venture, which together generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the Joint Venture and the distribution of those earnings to the Company. The ability of its subsidiaries and the Joint Venture to pay dividends and other distributions will depend on their financial performance and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of a subsidiary or the Joint Venture, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of such entity before the Company.

The impact of the recent COVID-19 pandemic could have direct and indirect materially adverse effects on the Company’s business, financial performance and financial condition.

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the COVID-19 novel coronavirus (“COVID-19”). As at the date of this ANNUAL REPORT, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. Provincial governments in the provinces of British Columbia and Québec, where the Company’s facilities and those of Pure Sunfarms Corp. (the “Joint Venture”) are located, have passed orders with respect to closure of non-essential business. Each such province has designated the production of cannabis as an essential services and, accordingly, the Company’s facilities and those of the Joint Venture currently remain open and in production, however there can be no certainty that this will remain the case.

The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company’s facilities. However, if an outbreak were to occur, the Company may be required to temporarily close the facility. Any such closure could have a material adverse impact on production and sales. Widespread uncertainty, government restrictions on personal mobility and the other impacts of the COVID-19 crisis on the Company’s employees, together with the potential to contract COVID-19 and/or be subject to quarantine may have an impact on the ability or willingness of the Company’s employees and those of the Joint Venture to attend their workplace. Although certain administrative factors can be conducted remotely, other functions, such as growth, picking and packaging of the Company’s products and maintenance of the Company’s products and facilities cannot be conducted remotely and may be adversely impacted by any resulting decrease in employee availability.

Such public health crises can also result in disruptions and volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact cannabis product prices, interest rates, credit ratings, credit risk and inflation. In addition, the Company’s business may be impacted by supply chain disruptions caused by the COVID-19 crisis, including the delivery of essential imports for the Company’s products or the delivery of the Company’s products to markets. The COVID-19 crisis may also have a negative impact on consumer demand for the Company’s products due to, among other things, economic contraction and the potential closure of vendors of the Company’s products, which could result in reduced revenue to the Company.

While these effects are expected to be temporary, the duration of the disruptions to business and the related financial impact cannot be estimated with any degree of certainty at this time. At this point, the extent to which COVID-19 may impact the Company is uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company’s business, financial performance and financial condition.

Risks Related to the Cannabis Industry

The Company’s industry is extremely competitive and it must successfully compete with larger companies with substantially greater resources.

The Company faces intense competition from other companies, some of which have longer operating histories and greater financial resources, production capacity and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and financial performance of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of legal cannabis in Canada increases, the demand for products is expected to increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and customer support. The Company may not have sufficient resources to maintain research and development, marketing, sales and customer support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and financial performance of the Company.

The Company also faces competition from unlicensed and unregulated market participants, including individuals or groups that produce cannabis without a license and illegal dispensaries and black market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products at lower prices than the Company’s products and with higher concentrations of active ingredients than the Company is authorized to produce and sell and using delivery methods that the Company does not or cannot offer in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the Company’s revenue, market share, result in increased competition through the black market for cannabis or have an adverse impact on the public perception of cannabis use and licensed cannabis producers and dealers.

The price and demand of cannabis is subject to volatility, which could adversely affect the Company’s revenue and financial performance.

Upon legalization of cannabis in Canada, there was an initial shortfall in supply of adult-use cannabis. This generally resulted in lower than expected sales and revenues for producers and increased competition for sales and sources of supply. In the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company’s revenue and profitability may fluctuate materially and its business, financial condition, financial performance and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond the Company’s control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers (including as a result of the ongoing COVID-19 crisis) can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. The ongoing COVID-19 crisis has resulted in substantial economic disruption, widespread disruptions in mobility and disruptions to supply chains. It is not yet clear what impact the crisis will have on the Company’s markets, demand for its products or purchase price thereof. See "Competition" and "Public Health Crises". There can be no assurance that market demand for cannabis will continue to be sufficient to support the Company’s current or future production levels or that the Company will be able to generate sufficient revenue to be profitable.

Changes to laws, regulations and guidelines applicable to the Company’s business may adversely affect the Company’s financial performance.

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations and the financial condition of the Company.

The Cannabis Act that came into force on October 17, 2018 and as a result the full impact of the regulatory regime thereunder is uncertain at this time. It is likely the regulatory regime under the Cannabis Act will evolve over time and it is uncertain how

Health Canada and other applicable government agencies will interpret and enforce the Cannabis Act and related federal and provincial legislation (collectively, the “Cannabis Legislation”). For example, regulations relating to the legal production of edible cannabis, cannabis extracts and cannabis topicals were brought into force on October 17, 2019, and the impact of such regulations has not yet been fully determined. Cannabis Legislation may be revised in the future and additional legislation may be adopted. If Cannabis Legislation is interpreted or enforced more strictly or is amended to be more restrictive than under the current regulatory regime, such regulatory changes could adversely affect the Company’s operations, business, financial condition and financial performance.

Future changes to Cannabis Legislation may have a materially adverse impact on the Company including, but not limited to:

(a)

restrictions on the Company’s ability to run its business as it currently operates or the imposition of restrictions on licence holders under the Cannabis Act, including restrictions on the products that may be produced or made available by licence holders, restrictions on strains (including restrictions on potency) and types of products (oil, resin, concentrates, edible products containing cannabis extracts), and additional restrictions on advertising of the Company’s products;

(b)	reduction of barriers to entry for new entrants to the industry, some of whom may have more financial resources and marketing expertise than the Company;

(c)	the imposition of restrictions on distribution which would impact the Company’s ability to sell its products;

(d)

limitations on the types of customers the Company can sell to (for example, age restrictions) or the amount of product that purchasers may buy, any of which may reduce the number of the Company’s possible customers or the average amount of purchased product;

(e)	the implementation of additional taxes on the Company’s products, which may reduce the demand for the Company’s products and reduce the quantity of products sold by the Company; and

(f)

the imposition of requirements on licence holders, including in relation to labeling requirements for the Company’s products and the manner in which the products are required to be tested or approved for sale, which could increase the cost of producing the Company’s products and could reduce the Company’s earnings and margins.

While the impact of any such changes are uncertain, it is not expected that any such changes will have an effect on the Company’s operations that are materially different than the effect on similar-sized companies in the same business as the Company.

The Company’s operations are subject to significant regulation and approval processes.

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company will also require Health Canada and other regulatory approval in order to proceed with construction of new growing facilities and will be required to apply for and obtain additional licences under the Cannabis Act before it begins growing cannabis at any such facilities. The Company cannot predict the time required to secure all appropriate regulatory approvals for its new facilities or products, or the extent of testing and documentation that may be required by Health Canada or other governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of facilities, markets and/or products and could have a material adverse effect on the business, financial performance and financial condition of the Company.

The Company may be liable for the fraudulent or illegal activities of its employees, contractors or consultants.

Certain licensed producers in Canada have recently been alleged to have been failing to operate in compliance with applicable law as a result of the unauthorized actions of employees. The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and financial performance.

The cannabis market in Canada is in its early stage making and forecasts of the Company’s product demand are difficult.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the legal cannabis industry in Canada. A failure in the demand for its products to materialize as a result of economic, market, competition, technological change, regulatory burden or other factors could have a material adverse effect on the business, financial performance and financial condition of the Company.

The Company’s business and industry may be subject to unfavourable publicity or consumer perception.

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, financial performance, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, financial performance, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

There is limited research on the health impact of the Company’s products.

To date, there is limited research on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur. Future research and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

The Company may suffer damage to its reputation.

Damage to the Company’s reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, growth prospects and market price of the Company’s securities.

The Company’s third party contractors may perceive the Company’s business as a reputational risk and end relationships with the Company.

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. This may impact the Company’s ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion. Failure to establish or maintain such business relationships could have a material adverse effect on the Company.

Recent announcements and risks regarding vaporizer products may adversely affect the Company’s operations.

Public health agencies have recently issued warnings to the public regarding the use of vaping liquids, including those that contain cannabis derivatives and ingredients, in light of a potential, but unconfirmed, links to lung injuries. While the Company does not currently produce any vaping liquids or other products and has not applied to Health Canada for approval of any such products, it may seek to do so in the future. There may be future governmental and private sector actions aimed at reducing the sale of vaping liquids containing cannabis and/or seeking to hold manufacturers of vaping liquids containing cannabis responsible for the adverse health effects associated with the use of such products. These actions, combined with potential deterioration in the public’s perception of vaping liquids containing cannabis, could adversely impact the market for such products when and if it develops and could also adversely impact on the overall market for cannabis products. Any such adverse impact may also have a negative impact on the financial condition and financial performance of the Company regardless of whether the Company produces vaping liquids or similar products.

Risks Related to the Joint Venture

The Company has limited control over the operations and results of the Joint Venture, relies on the management of the Joint Venture to implement the business of the joint venture and the failure of management of the Joint Venture to successfully implement its business could have a material adverse affect on the Company’s financial performance.

Although the Company has certain rights pursuant to the shareholders' agreement governing the Joint Venture (the “JV SHA”), the Company does not directly control the management of the Joint Venture and the Joint Venture has its own management. Success of the Joint Venture will depend, in part, on the expertise of such management. The business of the Joint Venture is itself subject to the operational and business risks inherent in the large-scale production of cannabis and to that extent, the business of the Joint Venture will be subject to many of the same business risks applicable to the Company and which are set out elsewhere in this annual report. In particular, the production and sale of cannabis at the Joint Venture’s facilities in Delta, British Columbia is subject to obtaining and maintaining all necessary permits and licences. There can be no assurance that the Company and the Joint Venture will be successful in obtaining and maintaining all such permits and licences. In the event that all such licences and permits are not obtained or maintained then the Joint Venture may not be permitted to produce or sell cannabis or the amount which it is permitted to produce or sell may be reduced, either of which would have a material adverse effect on the Company’s business, financial condition and financial performance.

The Joint Venture may seek additional capital through capital calls to its shareholders. If the Company is unable to meet such capital call, its interest in the Joint Venture may be diluted. If Village Farms is unable to meet its capital call the Company may need to fund additional amounts for the Joint Venture to continue its operations as planned. If the Joint Venture can not raise adequate capital it may have to scale back or cease operations, either of which could negatively impact the Company’s financial performance.

The Joint Venture may require additional capital. To the extent the Joint Venture is unable to internally fund its operating requirements or expansion plans it may make additional capital calls on its shareholders. Failure by the Company to meet such a capital call would not constitute a default under the JV SHA, but in the event that its joint venture partner, Village Farms, elects to make its capital contributions the Company’s interest in the Joint Venture may, in certain circumstances, be diluted. If the Company elects to fund a capital call but Village Farms fails to do so then the Company may need to advance additional capital in order to meet the Joint Venture’s needs. There can be no assurance that the Company or Village Farms will have the necessary capital resources to meet a capital call when and if made by the Joint Venture. In the event that the Joint Venture cannot raise the necessary funds from its shareholders, including the Company, it may need to raise additional funds through debt or equity financings that may be dilutive to the Company’s interest in the Joint Venture. If the Joint Venture cannot obtain adequate capital to the extent required on favorable terms or at all, it may be required to scale back or entirely halt its operating or expansion plans and its business, financial condition and financial performance could be adversely affected. As of the date of this ANNUAL REPORT, the Company owns 41.3% of the outstanding shares of the Joint Venture. In the event that shares of the Joint Venture are issued to raise capital, the Company’s interest in the Joint Venture may be diluted. Any dilution of the Company’s interest in the Joint Venture may have a material adverse impact on the business, financial condition, cash flow and financial performance of the Company.

The Company may be involved in disputes with the Joint Venture and Village Farms the results of which could adversely affect the Company’s financial performance.

In late 2019 and early 2020, the Company was party to certain disputes with the Joint Venture and Village Farms with respect to the Joint Venture and certain supply agreements as more particularly described above under Development of Business in the year ended December 31, 2019 certain of which were referred to arbitration. All such disputes have now been settled among the parties and arbitration has been halted, however, additional disputes may arise between the Company and the Joint Venture or between the Company and its joint venture partner, Village Farms, that may adversely affect the success of the Joint Venture and which would have a material adverse effect on the Company’s business, financial condition and financial performance. Failure by the Company to otherwise comply with its obligations under the JV SHA may result in the Company being in default under the shareholders' agreement and could result in the Company losing some or all of its interest in the Joint Venture.

The Company has a limited guarantee in connection with the Joint Venture’s credit facility.

Additionally, the Company has provided a limited guarantee of $10 million in connection with the Joint Venture’s Amended Credit Facility. If the Joint Venture is unable to fulfill its obligations under such facility, the creditor may enforce such limited guarantee against the Company. The Company may be unable to satisfy such guarantee. Any such enforcement action could adversely affect the business, financial condition and financial performance of the Company.

Risks Related to the Convertible Debentures

If the Company defaults on its Convertible Debentures, it may suffer a loss of some or all of its assets, which could result in a material adverse affect on the Company.

The Company has issued convertible debentures (“Convertible Debentures”) in the aggregate principal amount $25 million. The Convertible Debentures are subject to risks typically associated with debt financing. Risks associated with the Convertible Debentures include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest and enforcement risk in the event of default. The Convertible Debentures are direct senior secured obligations of the Company ranking in priority to all unsecured debt and are secured by a charge on all assets of the Company and all shares of its various wholly-owned subsidiaries. If the Company defaults on its obligations under the Convertible Debentures, the holders could foreclose upon the Company’s assets securing its obligations under the Convertible Debentures, appoint a receiver and receive an assignment of accounts or pursue other remedies generally available to secured creditors, all of which could result in a material adverse effect on the Company.

The Convertible Debentures also include customary restrictions on the Company’s ability to incur additional debt; dispose of or acquire assets (unless in the ordinary course); enter into certain related party transactions or amend the terms of certain related party transactions; increase compensation (unless in the ordinary course); make any distributions to shareholders; and undertake any transactions which lead to a change of control of the Company. Failure by the Company to obtain consent of the holders of Convertible Debentures to the completion of certain types of transactions may prevent the Company form completing such transactions and could have a material adverse effect on the Company’s business.

Risks Related to the Common Shares

The Company’s future financing activities may significantly dilute shareholders, may cause the price of its Common Shares to decline and may significantly limit the Company’s ability to raise capital in the future.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. The specific terms of such future offerings, if any, would be established, subject to the approval of the board of directors of the Company, at the time of such offering and will be described in detail at the time of any such offering. Any new equity securities issued by the Company could have rights, preferences and privileges superior to those of holders of Common Shares.

The perceived risk of dilution may negatively impact the price of the Common Shares and may cause shareholders to sell their Common Shares, which would contribute to a decline in the price of the Common Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on the Company’s share price could encourage shareholders to engage in short sales of the Common Shares, which could further contribute to progressive price declines in the Common Shares. The Convertible Debentures are, in accordance with their terms, convertible into Common Shares. In addition, the Company has outstanding stock options, common share purchase warrants and restricted share units pursuant to which Common Shares may be issued in the future and may issue additional options, warrants or restricted share units in the future. Any such convertible securities are more likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such instruments. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

The Convertible Debentures do, and any other debt financing undertaken by the Company in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The Company has in the past received a substantial amount of its debt financing from Sciences pursuant to the terms of a loan agreement between the Company and Sciences. The terms of the Convertible Debentures may prohibit or restrict the advance of further loans from Sciences and there is no guarantee that Sciences will continue to provide loans when needed by the Company or that the terms of such loan agreement will remain the same or acceptable to the Company.

The market price of the Common Shares may be subject to wide price fluctuations.

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the financial performance of the Company, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions (including changes to economic conditions as a result of the ongoing COVID-19 crisis), legislative changes, possible efforts by short sellers to drive down the market price of the Common Shares (see “Effect of Short Sales” below) and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

The market price of the Common Shares and the common shares of other companies that shareholders or investors may consider to be comparable to the Company have experienced significant price and volume fluctuations recently. In particular, the market price of such shares are impacted by news reports relating to competitive developments, market prices of competitor stocks, regulatory changes and other related issues in the legal cannabis industry, including the Cannabis Act.

There is a limited market for the Company’s Common Shares.

The Company is listed on the TSXV, however, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and a shareholder may find it difficult to resell Common Shares.

The Company’s Common Shares may be subject to short selling and related risks.

Any downward pressure on the price of Common Shares could encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller anticipates that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to a lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. For the Company, short sales of Common Shares could place downward pressure on the market price of the Common Shares by increasing the number of Common Shares being sold, which could lead to a decline in the market price of the Common Shares.

As it is in the short seller’s interest for the market price to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business practices and prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the shares short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. In such a case, the issuer may have very little recourse against the short seller. The publication of any such commentary regarding the Company in the future may bring about a temporary, or possibly long term, decline in the market price of the Common Shares. No assurances can be made that declines in the market price of the Common Shares will not occur in the future, in connection with such commentary by short sellers or otherwise. When the market price of a company’s stock drops significantly, it is not unusual for shareholder lawsuits to be filed or threatened against the company and its board of directors and for the company to suffer reputational damage. Such lawsuits could cause the Company to incur substantial costs and divert the time and attention of the Company’s board of directors and management. Reputational damage may also affect the Company’s ability to maintain and develop business relationships, which could likewise adversely affect the Company’s earnings. Negative reports issued by short sellers could also negatively impact the Company’s ability to attract and retain employees.

The Company does not intend to pay cash dividends in the foreseeable future.

The Company has no earnings or dividend record and does not anticipate paying any dividends on the Common Shares in the foreseeable future. The declaration and payment of dividends is subject to approval by the Company’s board of directors in accordance with, among other things, applicable corporate law. Any dividends paid by the Company would be subject to applicable tax and, potentially, withholdings.

Other Risks

Actions against the Company and its directors and officers may be difficult to bring in jurisdictions outside of Canada.

The Company and its subsidiaries are corporations organized under the laws of the Province of British Columbia or other Canadian jurisdictions. Certain of the Company’s directors and officers reside principally in Canada. Because all or a substantial portion of the Company’s assets and the assets of these persons are located in Canada, it may not be possible for foreign investors to effect service of process from outside of Canada upon the Company or those persons. Furthermore, it may not be possible to enforce against the Company foreign judgments obtained in courts outside of Canada based upon the civil liability provisions of the securities laws or other laws in those jurisdictions.

It may be difficult to enforce actions against the Company and its officers and directors.

The Company is a company incorporated under the laws of the province of British Columbia. Certain of the Company’s directors and officers reside principally in Canada. Because substantially all of the Company’s assets and the assets of these persons are located outside of the United States, it may not be possible for a purchaser to effect service of process within the United States upon the Company or those persons. Furthermore, it may not be possible for a purchaser to enforce against the Company or those persons in the United States, judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company or certain of the Company’s directors and officers. Additionally, some of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for purchaser to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

The Company is subject to risks regarding its disclosure controls and procedures.

During the year ended December 31, 2019 there were no significant changes in the Company’s internal control over financial reporting.

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make.

The management of the Company has filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at www.sedar.com. In contrast to the certificate under National Instrument (“NI 52-109”) (Certification of Disclosure in Issuer’s Annual and Interim Filings), the Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financing reporting, as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of the Company’s certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It may be difficult to enforce actions against the Company in the United States.

The Company is a company incorporated under the laws of the province of British Columbia. Certain of the Company’s directors and officers, as well as the experts named in this Prospectus, reside principally in Canada. Because substantially all of the Company’s assets and the assets of these persons are located outside of the United States, it may not be possible for a purchaser to effect service of process within the United States upon the Company or those persons. Furthermore, it may not be possible for a purchaser to enforce against the Company or those persons in the United States, judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this prospectus. Additionally, some of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for purchaser to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

The Company is likely a “passive foreign investment company” which may have adverse US federal income tax consequences for US shareholders.

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

As a foreign private issuer and emerging growth company, the Company’s shareholders may have less complete and timely data.

As a foreign private issuer, as defined in Rule 3b-4 under the U.S. Exchange Act, the Company is exempt from certain of the provisions of the United States federal securities laws. For example, the United States proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers.

However, if the Company were to lose its status as a foreign private issuer, these regulations would immediately apply and the Company would also be required to commence reporting on forms required of United States companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation’s requirements that apply to United States companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access United States' capital markets in the future.

The Company also qualifies as an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These reduced reporting requirements include an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting. The Company may take advantage of some of these exemptions until it is no longer an emerging growth company. The Company could remain an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Common Shares held by non-affiliates exceeds US$700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of US$1.07 billion or more during any fiscal year, or if we issue more than US$1.0 billion in non-convertible debt during any three-year period.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all the issued and outstanding common shares of Thunderbird Biomedical Inc. (“Thunderbird”), by way of a reverse takeover (the Transaction ) under the rules of the TSX Venture Exchange (the “TSXV”) and concurrently changed its name to T-Bird Pharma, Inc (“T-Bird”). At that time, Thunderbird became a wholly-owned subsidiary of T-Bird. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. (“Botanicals”). In February 2018, Botanicals changed its name to Emerald Health Therapeutics Canada Inc. (“EHTC”).

The Company is headquartered in Vancouver, British Columbia, with its head office located at Suite 210 - 800 West Pender Street, Vancouver, British Columbia V6C 1J8 and its registered office located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Business and other acquisitions

On January 10, 2019, the TSXV approved the Company’s agreement with EHB an entity with common directors, to form Naturals. Per the formation agreement with EHB, the Company will invest $5,000,000 for a 51% ownership of Naturals and EHB granted Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company has invested $1.4 million as of December 31, 2019. Naturals operates primarily in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the remaining amount is included in Due to Related Parties on the consolidated statements of financial position. As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site License. An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site License allowed Naturals to start importing and storing NHPs in Q2 2019.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90.0 million, payable 50% in cash and 50% in Common Shares. The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019. The remaining $22.5 million was originally payable in cash to the vendors of Verdélite (the “Vendors”) on May 1, 2019. On May 1, 2019, the Vendors elected to receive $7.5 million of the remaining $22.5 million, as shares of the Company, with the remaining $15.0 million of the Purchase Price to be paid on or before May 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864,228 being recognized by the Company in the consolidated statements of loss and comprehensive loss. On May 30, 2019, the Company renegotiated the terms of the remaining $15.0 million payable to the Vendors. $5.0 million cash was paid in June 2019, with subsequent monthly payments of $1.0 million commencing mid-July through to mid-November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the full $15.0 million balance began accruing May 31, 2019 at a rate of 10% per annum and accrues until such time as the entire balance is repaid. The amount outstanding as at December 31, 2019 was $7,817,778.

Starting during the year ended December 31, 2017 the Company began a step acquisition of Avalite (formerly Northern Vine Canada Inc.) by acquiring 53% of Avalite for $2.5 million consideration. On May 15, 2018, the Company increased its ownership to 65% for an additional $2.75 million consideration. On August 14, 2018, the Company increased its ownership in Avalite to 100% by purchasing the remaining shares of Avalite held by Abattis Bioceuticals Corp (“Abattis”) for $2.0 million in cash consideration and issuing 1,093,938 Common Shares valued at $4.0 million.

If Avalite’s sales exceed $10.0 million within thirty-six months ended August 9, 2021, from the sale of products or services introduced to Avalite by Abattis, the Company will issue Abattis additional Common Shares with a deemed value of $4.0 million.

On June 6, 2017, the Company announced a transaction with Village Farms International, Inc. (“Village Farms”) to form the joint venture Pure Sunfarms Corp. (the “Joint Venture”), for large-scale, high-quality, low-cost cannabis production. The Company and Village Farms each initially owned a 50% equity interest in the Joint Venture, which was governed by a shareholders' agreement (the “JV SHA”). During the years ended December 2018 and 2017, the Company contributed an aggregate $20.0 million in cash to convert the 1.1 million square foot greenhouse facility (“Delta 3”) contributed by Village Farms into a fully licensed cannabis greenhouse. The Company also provided a $13.0 million on demand shareholder’s loan to the Joint Venture during the year ended December 31, 2018. The Joint Venture exercised an option to convert a second 1.1 million square foot greenhouse (“Delta 2”) during Q1 2019, and the Company was required to contributed $25.0 million in cash to facilitate the conversion of Delta 2. Of the $25.0 million required, the Company contributed $19.06 million. During Q4 2019, certain disputes arose between the Company, the Joint Venture and Village Farms regarding amounts which the Joint Venture claimed were owed by the Company to the Joint Venture pursuant to a supply agreement and regarding the alleged nonpayment of $5.94 million due to the Joint Venture from the Company in connection with the Delta 2 facility. During Q1 2020, the Company entered into a settlement agreement (the “PSF Settlement Agreement”) with Village Farms and the Joint Venture. Pursuant to the PSF Settlement Agreement, the supply agreements entered into between the Company and the Joint Venture dated December 21, 2018 (for the supply to the Company of cannabis product by the Joint Venture in 2019), and March 29, 2019 (for the supply to the Company of cannabis product by the Joint Venture from 2020 to the end of 2022), respectively, were terminated effective as of December

31, 2019, and the Company and the Joint Venture released each other from all previous, current, and future obligations, liabilities and payments thereunder. The Company forfeited all amounts due from the Joint Venture pursuant to a shareholder’s loan of $13.0 million that Emerald previously advanced to the Joint Venture plus accrued interest thereon of $1.1 million, and issued a promissory note to the Joint Venture in the amount of $952,237. The Company also agreed to the cancellation of 5,940,000 of its common shares in the Joint Venture (previously held in escrow), fully resolving all issues in the arbitration process. In addition, the Company transferred 2.5% of its ownership interest in the Joint Venture to Village Farms. Village Farms also purchased additional shares of the Joint Venture from treasury in exchange for an $8 million cash payment to the Joint Venture. Following these transactions, the Company held a 42.6% equity interest (which has since been reduced to 41.3%) in the Joint Venture. All previously disclosed disputes between the Company, the Joint Venture and Village Farms have now been settled. The Company retains three of the six seats on the Joint Venture’s board of directors.

Capital expenditures

Saint Eustache Facility

When the Company acquired Verdélite in Q2 2018, construction on the St Eustache facility was well underway. The Company acquired the existing building and land for $5.5M. Since the acquisition, the Company has invested an additional $17.2 million to complete the retrofit of the facility. The 88,000 square foot facility is fully operational and in full production as at the date of this annual report.

Richmond Facility

The Company began construction on its 156,000 square foot Richmond facility in 2017. The Richmond facility consists of two greenhouses, each 78,000 square feet. Greenhouse 1 was completed during 2019 and went into full production during Q4 2019. Greenhouse 2 requires approximately $3 million to complete construction. Construction is expected to be completed by the end of 2020, pending appropriate financing.

Delta Facilities

The Joint Venture operates the Delta 3 facility, which has been operational since late 2018. The Joint Venture has contributed approximately $52 million to the development and retro-fit of the Delta 3 facility, which includes extraction capacity for up to 35,000 kg. During 2019, the Joint Venture commenced construction on the Delta 2 facility, which is adjacent to the Delta 3 facility. The expected cost of the Delta 2 facility is approximately $60 million. The Joint Venture expects to complete construction by the end of 2020, depending on market conditions.

SEC Filings Information

The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at https://www.sec.gov. The filings are also contained on the Company’s website at https://www.emeraldhealth.com. Information on the Company’s website is not incorporated by reference herein.

B. Business Overview

The principal business of the Company is the production and sale of cannabis and cannabis products pursuant to the Cannabis Act. The Company currently offers a variety of dried cannabis strains and cannabis oils each with varying levels of tetrahydrocannabinol (“THC”), cannabidiol (“CBD”) and other cannabinoids. The Company does not engage in any U.S. marijuana-related activities. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange requirements.

Industry

Adult-use Cannabis

We are currently serving the adult-use cannabis industry in Canada. In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. On October 17, 2019, the Canadian government amended the Cannabis Regulations and Schedules to the Cannabis Act, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licenses specific for these product classes. Products in the new classes were made available for sale to provincially or territorially authorized distributors beginning in December 2019. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict whether and when this will occur.

Medical Cannabis

We are currently serving the medical cannabis industry in Canada. Prior to October 17, 2018, the production, distribution, and use of cannabis for medical use was and had been legal in Canada since 2001, first under the federal Medical Marihuana Access Regulations, which established a legal regime for the licensing of cannabis producers and the sale of dried cannabis to registered patients pursuant to a medical document provided by a health care practitioner. The Medical Marihuana Access Regulations were later replaced with the Marihuana for Medical Purposes Regulations (“MMPR”), and then the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Operations

The Company is headquartered in Vancouver, with two fully owned cultivation operations in Richmond, BC and St Eustache, QC. The Company originally produced and marketed cannabis for medical purposes only. However, following legalization in 2018, the Company expanded its consumer base to also include adult-use recreational market. The Company cultivates cannabis in a greenhouse in British Columbia and in an indoor facility in Quebec, both of which are highly controlled cultivation environments. The Company’s Richmond facility received its Pro-Cert certification in 2019 and began cultivation of organically grown cannabis in late 2019.

During 2020, the Company will be focused on enhancing its existing distribution channels and product offerings to best serve the Canadian markets it is operating in. The Company also plans to expand its portfolio to include new cannabis products with expected roll out of novel Cannabis 2.0 that became legally permitted in the fourth quarter of 2019.

The Company’s primary operations consist of:

(a)	production of cannabis for the purpose of sale, production of cannabis oils and research and development;

(b)	sale of medical products through an online secure customer portal and non-medical products directly to provincial and territorial governments and private retail stores (where permitted);

(c)	registration, sales and customer service by way of its online secure customer portal and telephone;

(d)	research and development related to the characterization of cannabis strains, new product formulations and delivery systems; and

(e)	extraction of cannabis oils.

Products

The Company currently offers a variety of dried cannabis strains, pre-rolls and cannabis oil products each with varying levels of THC and CBD in both the Canadian adult-use and medical-use markets.

The Company currently sells dried cannabis and cannabis oils through to its medical patients. It currently has eight cannabis oil products in production, including: THC acid (THCA Indica and THC Sativa) oils, THC oil, two different strength THC oils, two different strengths of oils containing both THC and CBD, and two different strengths of oils containing primarily CBD oil. The cannabis oils are whole plant extracts that deliver the benefits of cannabinoids orally. The Company also offers compassion pricing to clients who have annual incomes of $30,000 or less or who are classified by their physician as palliative.

Following the legalization of cannabis in Canada, the Company started selling dried cannabis and pre-rolls to the adult use market. The Company produces approximately 13 strains from its own genetics, which are available at different times, subject to growing cycles. The Company’s products are currently available for purchase from licensed vendors in the recreational market in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador, Prince Edward Island, Nova Scotia and in the Yukon Territory.

Sales to the recreational market commenced on October 17, 2018. During the fourth quarter of 2018, the Company had gross revenue from the sales of cannabis products of approximately $1,131,853 of which 67% was derived from the adult recreational market and 33% was derived from the medical market. During 2019, the Company had gross revenue from the sales of cannabis products of approximately $22,337,636 of which 90% was derived from the adult recreational and wholesale market and 10% was derived from the medical market.

Licenses

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada. When the Cannabis Act came into force on October 17, 2018, the Company’s licences, which were issued under the ACMPR, were deemed to be their functionally equivalent licences under the Cannabis Act. The Company currently indirectly holds a number of Licences through its wholly-owned direct and indirect subsidiaries, EHTC, Verdélite and Avalite, as well as others which are held by the Joint Venture. The Licences held by the Operating Subsidiary permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the Licence held by Verdélite permits it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the Licence held by Avalite permits it to process cannabis and produce cannabis oil; and the Licences held by the Joint Venture permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds, all in accordance with the terms and conditions specified in the applicable Licence and the Cannabis Act. Particulars of the Licences are set out in the table below.

Licence Holder	Location	Licence Held	Authorized Products for Sale in Some Capacity	Applications Submitted	Original Date of Licensing	Date of Amendment of Licence	Expiration Date of Licence	Application Status
Emerald Health Therapeutics Canada, Inc.	Victoria, BC	Standard Cultivation	Plants/Seeds/ Dried/Fresh Cannabis and Cannabis oil to Provinces/ Territories	--	February 5, 2014	July 12, 2019	Oct 6, 2020	--
		Standard Processing						--
		Sale for Medical Purposes						--
Emerald Health Therapeutics Canada, Inc. (2nd Site)	Victoria, BC	Sale for Medical Purposes	Plants/Seeds/ Dried/Fresh Cannabis and Cannabis oil to Provinces/ Territories	--	October 6, 2017	October 24, 2019	October 24, 2022	--
		Standard Cultivation		--	October 6, 2017	October 24, 2019	October 24, 2022	--
		Standard Processing		--	--	October 24, 2019	October 24, 2022	--
Emerald Health Therapeutics Canada, Inc. (3rd Site)	Richmond, BC	Standard Cultivation	--	--	July 12, 2019	--	June 21, 2022	--
Verdélite Sciences, Inc. (formerly Agro-Biotech Inc.)	Saint-Eustache, QC	Standard Cultivation	Plants/Seeds/ Dried and Fresh Cannabis to Provinces/ Territories	--	January 12, 2018	October 15, 2019	January 12, 2021	--
		Standard Processing		--	April 5, 2019	October 15, 2019	January 12, 2021	--
Avalite Sciences Inc. (formerly Northern Vine Canada Inc.)	Langley, BC	Dealer’s Licence[1]	--	--	January 1, 2020	--	September 30, 2021	--
		Analytical Testing	--	--	January 17, 2019	December 23, 2019	December 23, 2022	--
		Research	--	--	December 31, 2019	--	December 31, 2024	--
Pure Sunfarms Corp. (Delta 3 facility)	Delta, BC	Standard Cultivation	Plants/Seeds/ Dried and Fresh Cannabis to Provinces/ Territories	--	March 2, 2018	March 11, 2019	March 2, 2021	--
		Standard Processing		--	May 17, 2019	September 6, 2019	March 2, 2021	--
		--	--	Research	--	--	--	Submitted March 6, 2020; pending approval
Pure Sunfarms Corp. (Delta 2 facility)	Delta, BC	Standard Cultivation	Plants/Seeds/ Dried and Fresh Cannabis to Provinces/ Territories	--	May 22, 2020	--	May 22, 2023	--

Notes:
(1) Indicates a licenced dealer under the CDSA (“Controlled Drugs and Substances Act”).

Facilities

  Verdélite. Verdélite operates an 88,000 square foot facility in Saint-Eustache, Quebec (the “Verdélite Facility”), which is owned by Verdélite Holdings and is in full production. The facility is an indoor grow facility with 20 fully equipped grow rooms totaling 49,060 square feet of cultivation area and automated packaging capabilities.

  Delta 3 Facility. The Joint Venture owns and operates the Delta 3 Facility. The Joint Venture’s cultivation licence currently permits it to produce cannabis in approximately 1.03 million square feet of the facility. The facility currently has 16 growing rooms and 10 processing rooms active, with approved extraction and processing capabilities in-house.

  Delta 2 Facility. The Joint Venture owns and operates the 1.1-million square foot Delta 2 Facility, which is adjacent to the Delta 3 Facility. Planning and procurement for the Delta 2 Facility and applications for licensing under the Cannabis Act are under process. The Joint Venture received its cultivation licence for an initial production area in May 2020.

  Avalite. Avalite owns and operates a laboratory facility located in Langley, British Columbia at which chemical analyses and testing of cannabis products is conducted.

  Victoria. The Company leases 16,000 square feet of mixed-use space in Victoria, British Columbia with approximately 500 square feet of cultivation area (the “Victoria Facility”) with the balance dedicated to laboratory and packaging activities and the Company’s national call centre for customer service.

  Richmond. The Company owns and operates a 156,000 square foot facility in Richmond, British Columbia (the “Richmond Facility”). The Richmond Facility consists of two greenhouses. The first greenhouse with approximately 55,337 square feet of cultivation area was completed in early 2019 and is currently in full production. The second greenhouse is under construction and requires approximately $3 million of additional expenditure for completion.

Distribution

The Company distributes its recreational cannabis products in accordance with applicable federal and provincial regulatory frameworks. The Company’s recreational products are available from licensed vendors in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador, Prince Edward Island, Nova Scotia and in the Yukon Territory and the Company has entered into supply agreements with the applicable government-owned distributors (where applicable) in each of those provinces/territories.

The Company also continues to distribute its medical cannabis products directly to its customers. The Company currently has more than 4,000 registered medical clients for its medicinal products. Any cannabis or cannabis extracts sold or provided directly to medical clients must be delivered through secure shipping only and include a means of tracking the package during transit. The Company ships all products discretely to Clients through Purolator and Canada Post in accordance with current regulations. Medical clients order from the Company primarily through the Company’s secure online customer portal and through telephone ordering with the Company’s customer service team.

Storage, Security and Quality Control

Storage is a very important aspect of maintaining the integrity and quality of cannabis. The environment needs to be controlled. The Company is sensitive to the environmental conditions that may negatively impact product quality and stores its finished product in a secure area with environmental controls, including controls for heat, light, temperature and humidity to preserve product quality and minimize the risk of deterioration. The Company’s ability to control aspects of the environment within the storage facility allow the Company to maintain the quality of its products.

In addition, the Company’s facilities meet the following prescribed security requirements for its sites and storage areas:

(a)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the “Key Areas”);

(b)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

(c)

there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

(d)	records are kept of every person entering and exiting the Key Areas;

(e)	there are physical barriers preventing unauthorized access to Key Areas; and

(f)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. The Company has consistently responded to and complied with all requests from Health Canada resulting from these inspections within the time frames indicated in such requests. The Company is continuously reviewing and enhancing its operational procedures at its facilities. The Company follows all regulatory requirements in response to inspections in a timely manner. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. The Company has not been required to recall any distributed product.

The Company understands the importance placed upon adhering to “Good Production Practices” under the Cannabis Legislation. These practices relate to the premises for and production of cannabis, as well as the equipment, sanitation program, standard operating procedures, recall, and quality assurance personnel required to operate in these regulations. The Company currently employs quality assurance persons with appropriate training, experience, and technical knowledge to assure the quality of the Company’s products. All of the Company’s procedures required for Good Production Practices have been outlined for all personnel as standard operating procedures. New employees undergo a training program in which they receive training on the appropriate implementation of these procedures.

For the purposes of product quality and traceability, the Company tracks each “lot or batch” (a specific strain of cannabis that is initiated for production at one time, either by seed or clonal propagation) using a unique lot or batch number, via electronic and paper based systems. Furthermore, the lot or batch number is used in all sales transactions, and as such serves as an identifier to rapidly initiate recall reporting.

Final dried cannabis that meets all quality requirements of the Cannabis Legislation is packaged, labeled and stored within the climate-controlled secure area. Cannabis extract that meets quality requirements is packaged, labeled and also stored in a climate-controlled, secure area. All product is tested according the requirements of the Cannabis Legislation, including but not limited to potency, microbiological and chemical contamination, heavy metals, residues of solvents (for cannabis oil) and pesticide contamination using validated methods. Only products that meet the acceptance criteria in compliance with the Cannabis Regulations are released for sale.

The Company has implemented a rigorous process to maintain a sanitary environment for the cultivation of cannabis, which includes: a sanitation program and procedures for personnel hygiene, behaviour, clean zone gowning and entry/exit into the controlled areas, the use of materials such as stainless steel to allow for effective cleaning and sanitation and regularly scheduled surface, room and drain sanitization. The COVID-19 pandemic has required the Company to implement further stringent sanitation processes in addition to physical distancing.

Business Strategy

The Company’s current strategy is to meet all of its product manufacturing and distribution channel requirements with cannabis grown from the Richmond Facility and Verdélite Facility.

During 2019, the Company commenced cultivation at the first greenhouse at its Richmond Facility and at the Verdélite Facility. The Company currently produces cannabis products for both the adult recreational market and the medical channel. Both the Richmond Facility and the Verdélite Facility use purpose-built grow rooms that create highly controlled cultivation environments. The Company is focused on growing consistent, high-quality, strain-specific cannabis products in 2020. During 2020, the Company will be focused on enhancing its existing distribution channels and product offerings to best serve the Canadian markets it is operating in. The Company also plans to expand its product portfolio to include new cannabis products with expected roll out in late 2020 of novel products that became legally permitted in the fourth quarter of 2019.

In addition to its cannabis focus, the Company is also seeking to diversify its product lines to include nutraceuticals, cosmeceuticals, and hemp protein products developed, produced and distributed by EHN. The Company also intends to examine the potential for international expansion activities in those jurisdictions in which cannabis may be legally distributed to increase exposure to new consumers of its products and sources of cannabinoids.

The Company also recognizes that the medical profession plays an important role in the introduction of medical cannabis to clients and continuing education of medical professionals on the product is required. In partnership with professional organizations, the Company intends to continue to communicate with medical doctors and other healthcare professionals and to provide the best education and services to these professionals.

The Company’s collection of genetic materials and established team of experts will continue to play a major role as the Company continues to build its propriety strains, products and reputation. Through its research program supported by a contribution from the National Research Council of Canada-IRAP grants, the Company has characterized the cannabinoids and terpenes profiles of its plant materials and has identified several new strains from its diverse pool of cannabis seeds. Strains with exceptionally high CBD levels are expected to allow the Company to produce CBD oils in the future with unique compositions of cannabinoids through blending. In addition to continued research and development of strains and products, the Company also plans to undertake clinical research to study the effects of its products on client health.

Research

The Company’s collection of genetic materials and established team of experts will continue to play a major role as the Company continues to build its propriety strains and products. Through its research program supported by a contribution from the National Research Council of Canada-IRAP grants, the Company has characterized the cannabinoids and terpenes profiles of its plant materials and has identified several new strains from its diverse pool of cannabis seeds. Strains with exceptionally high CBD levels are expected to allow the Company to produce CBD oils in the future with unique compositions of cannabinoids through blending. In addition to continued research and development of strains and products, during 2019, the Company also prepared to begin investigator-driven trials to study the effects of its products on client health.

The Company capitalized development costs associated with the application of 17 patents during the year ended 2018. During 2019, 8 of those patents were converted to international Patent Cooperation Treaty filings, 9 were re-filed as US provisional patents and 1 was not pursued further.

In addition, we are working on furthering our relationships with leading research institutions, including the University of British Columbia and McGill University, and have recently been approved by IRAP to conduct a project to evaluate the use of multi-spectral scanning and artificial intelligence to improve crop yields.

Cannabis Market

Statistics Canada reported that sales of adult-use recreational cannabis between legalization in October 2018 and September 2019 was approximately $907.8 million.1 The Company expects that the market for legal cannabis will continue to grow. The legalization of edibles and drinkables in October 2019 is expected to play a major role in the growth of the market.2

Competitive Environment

The legal adult-use recreational cannabis market has grown more slowly3 in Canada than originally anticipated. Although the impact on the market of the ongoing COVID-19 crisis remains difficult to predict, the Company anticipates that the recreational market will be in a better position to grow in 2020 due in part to the expansion in product mixes which may lead to opportunities to reach new cannabis consumers.4

The Company’s primary competition in the Canadian recreational market is from other licensed producers under the Cannabis Act, including existing licensed producers and new entrants who receive licenses from Health Canada and unlicensed cannabis growers in the black market.

____________________
1 https://www.bnnbloomberg.ca/pot-sales-in-canada-fall-short-of-forecasts-in-first-year-of-legalization-1.1361025
2 https://www.newswire.ca/news-releases/edibles-and-drinkables-are-leading-canada-s-legal-cannabis-market-in-2020-894861674.html
3 https://www.bnnbloomberg.ca/pot-sales-in-canada-fall-short-of-forecasts-in-first-year-of-legalization-1.1361025
4 https://www.mintel.com/press-centre/food-and-drink/edibles-and-drinkables-are-leading-canadas-legal-cannabis-market-in-2020

As of May 7, 2020, Health Canada has issued approximately 364 licenses to Licensed Producers, and there are also a number of unlicensed cannabis growers in the black market that continue to compete with the legal market. On October 17, 2019, Health Canada introduced updated cannabis regulations to establish rules for the legal production and sales of the three new classes of cannabis (Edible Cannabis, Cannabis Extracts and Cannabis Topicals).

According to Health Canada, as of September 2019 there were 369,614 patients registered, under the ACMPR to possess and consume dried cannabis for medicinal purposes in Canada.

Of the 364 Licensed Producers, 19 are authorized to only sell to registered patients, while 152 have full medical sales, cultivation, and processing licenses. Of those that are authorized to sell to provincially provincially/territorially authorized distributors/retailers in the adult-use market alone, 40 have both cultivation and processing licenses, while 85 have a cultivation license only; and 34 have only a processing license. In addition, there are 64 Licensed Producers of cannabis extracts: 47 are licensed to cultivate, process and sell cannabis extracts to provincially/territorially authorized distributors/retailers and to registered patients; and 9 are licensed to sell cannabis extracts to registered patients alone.

Seasonality

The output of the Company’s greenhouse is affected by seasonal changes in the weather, with production of cannabis in a greenhouse generally higher per plant in the summer months as compared to the winter months due to longer daylight hours.

Economic Dependence

The Company’s supply contracts with the various Canadian provinces are a critical element of the Company’s current revenues. If any of the larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue. See “Risk Factors” for additional details.

Regulatory Framework in Canada

Background to the Cannabis Act and Regulations

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, regulate and restrict access to cannabis, published its report On April 13, 2017, the federal government of Canada introduced before parliament Bill C-45 An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and Other - 11 - Acts (the “Cannabis Act”), the draft legislation setting out the federal regulatory framework for legalization of cannabis for non-medical purposes.

On October 17, 2018, the Cannabis Act, together with its accompanying regulations, including the Cannabis Regulations came into force, came into force, legalizing the production, distribution and sale of cannabis for adult non-medicinal (i.e. recreational) purposes, as well as incorporating the existing medical cannabis regulatory scheme under one complete framework.

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “-Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See Item 3.D. “Risk Factors - Risks Related to Our Business - Changes to laws, regulations and guidelines applicable to the Company’s business may adversely affect the Company’s results of operations.”

Adult-Use Cannabis

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis for non-medicinal use (i.e., adult use), to be implemented by regulations made under the Cannabis Act.

In particular, among other things, the Cannabis Act:

  Places restrictions on the amount of cannabis that individuals can possess and distribute, and on public consumption and use, and prohibits the sale of cannabis unless authorized by the Cannabis Act.

  Permits individuals who are 18 years of age or older to cultivate, propagate, and harvest up to and including four cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

  Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

  Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.

  Introduces packaging and labelling requirements for cannabis and cannabis accessories and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.

  Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

  Establishes a national cannabis tracking system to monitor the movement of cannabis from where it is grown, to where it is processed, to where it is sold.

  Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Cannabis for Medical Purposes

Prior to October 17, 2018, the production, distribution, and use of cannabis for medical use was and had been legal in Canada since 2001, first under the federal Medical Marihuana Access Regulations, which established a legal regime for the licensing of cannabis producers and the sale of dried cannabis to registered patients pursuant to a medical document provided by a health care practitioner. The Medical Marihuana Access Regulations were later replaced with the Marihuana for Medical Purposes Regulations (“MMPR”), and then the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Effective October 17, 2018, the Cannabis Act and the Cannabis Regulations replaced the ACMPR, as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil products in Canada. Transitional provisions of the Cannabis Act provide that every licence to produce and sell cannabis issued under the ACMPR that was in force immediately before the day on which the Cannabis Act came into force was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

The Cannabis Regulations set out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. The ACMPR provided three possible alternatives for individuals to access cannabis for medical purposes:

  they can continue to access quality-controlled cannabis by registering with federal License Holders;

  they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes (starting materials must be obtained from a License Holder); or

  they can designate someone else who is registered with Health Canada to produce cannabis on their behalf (starting materials must be obtained from a License Holder).

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

  licence for cultivation;

  licence for processing;

  licence for analytical testing;

  licence for sale for medical purposes;

  licence for research; and

  a cannabis drug licence.

The Cannabis Regulations also create sub-classes for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences, and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sales licences under the ACMPR were transferred to similar licences under the Cannabis Act. Licences issued under the Cannabis Regulations have associated expiry dates and are subject to renewal requirements.

Security Clearances

The Cannabis Act also requires that certain individuals associated with a licensee, such as directors, officers, large shareholders and individuals identified by the Canadian Federal Minister of Health (the “Minister of Health”), obtain security clearances with Health Canada. The Minister of Health grants security clearances if the Minister determines that the applicant does not pose an unacceptable risk to public health or public safety. The Minister of Health may refuse to grant security clearance to individuals with associations to organized crime or with past criminal convictions. Individuals with a record of non-violent, lower-risk criminal activity may still be granted security clearance at the discretion of the Minister of Health. All of our directors and executive officers have obtained security clearance from Health Canada.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain, to help prevent cannabis from being diverted to an illicit market or activity and to help prevent illicit cannabis from being a source of supply of cannabis in the legal market. Pursuant to the Ministry of Health’s Cannabis Tracking System Order, holders of a federal licence for cultivation, a licence for processing or a licence for sale for medical purposes that authorizes the possession of cannabis, must report monthly to the Minister of Health with specific information about their authorized activities with cannabis (e.g. cannabis inventory quantities), in the form and manner specified by the Minister of Health. The order also provides for monthly reporting by provincial bodies and provincially authorized private retailers of certain information in the form and manner specified by the Minister of Health.

Cannabis Products

The Cannabis Act permits the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including THC content and net quantity of cannabis products. As of October 17, 2019, the Cannabis Act permits the sale, subject to certain transitional periods, of only dried cannabis, fresh cannabis, edible cannabis, cannabis extracts, cannabis topicals, cannabis plants and cannabis plant seeds, each as defined in the Cannabis Act.

Packaging, Labeling and Advertising

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and safe consumption and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth. The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child-resistant.

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Amendments to the Cannabis Regulations effective as of October 17, 2019 impose additional packaging and labelling requirements for all classes of cannabis production. A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent color.

The Cannabis Act generally restricts the promotion of cannabis. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

Health Products Containing Cannabis

Health Canada is taking a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription drugs and non-prescription drugs. Under the current regulatory framework, these health products are subject to the Food and Drugs Act (Canada) and its regulations, in addition to the Cannabis Act and the Regulations. For many of these products, such as drugs, pre-market approval is required.

Import and Export Permits for Medical or Scientific Purposes

Pursuant to the Cannabis Act, import and export licences and permits will only be issued for medical or scientific purposes, or for industrial hemp. The Cannabis Regulations set out the process by which a licence holder may apply for an import or export permit for medical or scientific purposes. A permit must be obtained for each shipment of cannabis. An application for an import or export permit must contain specific information including the name and address of the holder, licence number and specifics of the particular shipment including the intended use of the cannabis and specific shipment details. The Cannabis Regulations contain reporting requirements in respect of the import and export of cannabis in reliance on a permit issued under the Cannabis Regulations.

Provincial and Territorial Regulatory Framework for Adult-Use Cannabis

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of adult-use cannabis and cannabis accessory products within the province or territory, permitting for example, provincial and territorial governments to set lower maximum permitted quantities for individuals and higher age requirements. Currently, each of the Canadian provincial and territorial jurisdictions has established a minimum age of 19 years old for the consumption of adult-use cannabis, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

All Canadian provinces and territories have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. There are essentially three general frameworks: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many cases, the provinces that have or propose to have privately licensed retailers will have a government run wholesaler. Such privately licensed retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licensed cultivators and processors.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from the Alberta Gaming and Liquor Commission (the “AGLC”), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis with online sales run by the AGLC.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately operated stores and online through the province’s public online store, with the provincial Liquor Distribution Branch handling wholesale distribution.

Manitoba: In Manitoba, a “hybrid model” for cannabis distribution applies where the supply of cannabis is secured and tracked by the Manitoba Liquor and Lotteries Corporation but licensed private retail stores are permitted to sell recreational cannabis through stores and online.

New Brunswick: In New Brunswick, recreational cannabis is sold, including online sales, by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “ANBL”). The ANBL also controls the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis must be sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the online retailer, although licences may later be issued to private interests in the future.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the distribution and sale of cannabis, whether through mail order service run by the Liquor Commission or online. Communities in the Northwest Territories are able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Nunavut: The Nunavut Liquor and Cannabis Commission is responsible for distribution in the territory. The Nunavut Liquor and Cannabis Commission sells cannabis by phone and online and also licenses private retailers.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation (the “OCRC”), a subsidiary of the Alcohol and Gaming Commission of Ontario. The regulatory regime in Ontario:

  requires private retailers to obtain both a retail operator licence and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator licence. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

  requires anyone who supervises employees of a cannabis retail store, oversees cannabis sales, manages compliance issues relating to cannabis sales or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager licence;

  limits federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on such producer’s federal licence. The term “affiliate” is not currently defined, although it may be in future regulations. The definition of affiliate may have the effect of limiting the ability of federally licensed producers from entering into the consumer retail market in Ontario;

  prohibits anyone, including federally licensed producers, from promoting their products by way of providing any material inducement to cannabis retailers;

  permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities had until January 22, 2019 to pass such by-laws. Municipalities that opted out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

  imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRC, which may set a minimum price for cannabis or classes of cannabis.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, the sale of cannabis is government-run through government retail sales and online, namely the PEI Cannabis Management Corporation. There is no private licensing of retail.

Quebec: In Quebec, the Société québécoise du cannabis (“SQDC”), a subsidiary of the Société des alcools du Québéc, is responsible for the sale of cannabis in Quebec. Adult-use cannabis is only sold publicly through SQDC-operated storefronts and SQDC online sales. There is currently no private licensing of retail in Quebec.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has issued 51 retail permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Yukon: Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in Yukon.

C. Organizational Structure

Ownership Interest*
Name of Entity
Emerald Health Therapeutics Canada Inc. (EHTC)	100%
Emerald Health Naturals Inc. (Naturals)	51%
Avalite Sciences Inc. (Avalite)	100%
Pure Sunfarms Corp. (Pure Sunfarms)	41.3%
Verdélite Sciences Inc. (Verdélite)	100%
Verdélite Property Holdings Inc.	100%

*As at June 10, 2020.

D. Property, Plant and Equipment

Information regarding our material tangible fixed assets is as follows

	Richmond,	St Eustache,	Saanich,	Langley,	Delta(4)
	British Columbia	Quebec	British Columbia	British Columbia	British Columbia
Format	Greenhouse	Indoor	Indoor	Indoor	Indoor
Primary Purpose	Cultivation	Cultivation	Extraction and Research	Analytical Lab and Research	Cultivation and Extraction
Capital expenditures to December 31, 2019	$22.90 million	$22.69 million	$2.88million	$2.96 million	$145.7 million
Capital expenditures remaining (approximately)	$2-$3(1) million	-	-	-	$29 million

Facility Size at December 31, 2019 (Sq. Ft.)	78,000	88,000	15,000	1,500	1,100,000
Additional Facility Size (Sq. Ft.)	78,000(1)	-	-	-	1,100,000(2)
Projected Facility Size (Sq. Ft.)	156,000	88,000	15,000	1,500	2,200,000
Current Maximum Annual Capacity in Canada(3)	3,500 kilograms	5,000 kilograms	-	-	75,000 kilograms
Current Utilized Annual Capacity in Canada(3)	3,500 kilograms	5,000 kilograms	-	-	75,000 kilograms

(1) For the completion of Greenhouse 2. Continuation of construction subject to market conditions and financing.
(2) Continuation of construction is subject to increases in market demand.
(3) Maximum capacity is based on utilization of all licensed flowering grow rooms.
(4) This column accounts for 100% of the Joint Venture’s expenditures. Emerald’s ownership in the Joint Venture is 41.3% as at June 10, 2020.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including but not limited to, statements regarding the Company’s future financial position, business strategy and plans for future operations, and statements that are not historical facts, which involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” above.

A. Operating Results

Refer to the 2019 “Management’s Discussion and Analysis” attached to this Annual Report as Exhibit 15.1 filed herewith and incorporated herein by reference for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018. Refer to the 2018 “Management’s Discussion and Analysis” attached to this Annual Report as Exhibit 15.2 filed herewith and incorporated herein by reference for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017.

B. Liquidity and Capital Resources

Refer to the 2019 “Management’s Discussion and Analysis” attached to this Annual Report as Exhibit 15.1 filed herewith and incorporated herein by reference for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018. Refer to the 2018 “Management’s Discussion and Analysis” attached to this Annual Report as Exhibit 15.2 filed herewith and incorporated herein by reference for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017.

C. Research and Development, Patents, and Licenses, etc.

See “Item 4.B -Business Overview- Research” above.

D. Trend Information

See “Item 4.B -Business Overview-Industry” and the section entitled “Business Focus” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

E. Off-Balance Sheet Arrangements

As at December 31, 2019, we had not entered into any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2019:

Contractual Obligations	Payments Due by Period
More than
	Total	Less than 1 year	1 -3 years	3 - 5 years	5 years
	$	$	$	$	$
Capital lease obligations	Nil	-	-	-	-
Leases	11,399,801	1,279,175	2,086,116	810,135	7,224,375
Purchase obligations	Nil	-	-	-	-
Other long-term obligations	Nil	-	-	-	-
Total contractual obligations	11,399,801	1,279,175	2,086,116	810,135	7,224,375

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G. Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and officers as at December 31, 2019, as well as the positions and offices held by such persons and their principal occupations.

Director of
Name and Place of	Position with		the Company
Residence	the Company	Principal Occupation	Since
Avtar Dhillon, MD (4) California, USA	Executive Chairman and Director

Dr. Dhillon is a life sciences entrepreneur with more than 35 years of experience. As a founder/co-founder or lead investor in dozens of life science companies, he has raised more than $1 billion in public and private financings. As President and CEO of Inovio Pharmaceuticals, Inc., Dr. Dhillon led a turnaround with multiple successful financings and licensing deals with Merck, Wyeth (now Pfizer) and Roche. Before joining Inovio, he was Vice President of MDS Capital Corp. (now Lumira Capital Corp.). Dr. Dhillon has served as a director of many public and private companies. He currently sits on the board of Emerald Bioscience Inc. and is an active board member and chairman for multiple private life science and investment companies. Prior to his business career, Dr. Dhillon practiced family medicine. He has a BSc (Honours) in Human Physiology and an MD from the University of British Columbia.

April 23, 2015
James Heppell, BSc, LLP(1)(2)(3)(4) British Columbia, Canada	Director

Mr. Heppell was the founder, CEO and director of BC Advantage Life Sciences I Fund, which won the Canadian Venture Capital Deal of the Year Award in 2006 for having the highest realized return of any venture capital fund in Canada. After being called to the Bar, he worked for six years with Fasken Martineau DuMoulin, during which time he was seconded to the BC Securities Commission for six months. Mr. Heppell then became President and Chief Executive Officer of Catalyst Corporate Finance Lawyers, a boutique corporate finance law firm that focused on assisting life science and technology companies. He left Catalyst to co-found BC Advantage Funds Ltd. He is a past member of the Securities Policy Advisory Committee to the BCSC and is a Past-Chairman of the Securities Section of the Canadian Bar Association (B.C. Branch). Mr. Heppell is currently a director of Emerald Bioscience Inc. and Emerald Health Pharmaceuticals Inc., as well as of several private life science companies. He earned a BSc in microbiology and a law degree from the University of British Columbia.

April 23, 2015
Punit Dhillon, BA(1)(2)(3)(4) California, USA	Director

Mr. Dhillon is the co-founder and former CEO of OncoSec Medical Incorporated, a leading biopharmaceutical company developing cancer immunotherapies for the treatment of solid tumors. Mr. Dhillon serves as a Director and Audit Committee Chair for Emerald Bioscience Inc. and serves as Director for Arch Therapeutics Inc. Prior to OncoSec, from 2003-2011, he served as Vice President of Finance and Operations at Inovio Pharmaceuticals. Collectively, he has led and assisted in raising over $500 million through financings, M&A deals and several licensing transactions with large pharma. His management experience spans corporate finance, M&A integration, in-licensing of key intellectual property, strategy implementation, corporate transactions and collaborations with leading universities and global disease specific opinion leaders. Mr. Dhillon also co-founded and is the Director of the Young Entrepreneur Leadership Launchpad (YELL), a registered Canadian charity that partners with schools to support entrepreneurial learning. In 2018, he was awarded the Biocom Life Science Catalyst Award. Mr. Dhillon holds a BA (Honours) in Political Science and a minor in Business Administration from Simon Fraser University.

April 23, 2015

Director of
Name and Place of	Position with		the Company
Residence	the Company	Principal Occupation	Since
Bob Rai, BSc (1)(2)(3) British Columbia, Canada	Director

Mr. Rai. is an entrepreneur with over 20 years of experience in operating “The Medicine Shoppe” Pharmacy’s in Greater Vancouver, Canada. In 1998, he and his partners pioneered the online pharmacy business to the USA. The sales and distribution of prescription medicines online surpassed expectations and, as other operators followed suit, became a $2 billion industry across Canada. Mr. Rai introduced HIV Point of Care testing into community pharmacy and introduced lab testing to pharmacies including a chronic kidney disease screening using the HealthTab technology. Both were firsts in Canada. Mr. Rai served as a member of the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science. Mr. Rai was the Chair of “A Night of Miracles” in 2017 and 2018, an initiative that raises funds for BC Children’s Hospital. He retired as the CEO of Avricore Health Inc. in October 2019, however he still sits on its Board of Directors. He is a recipient of the Queen’s Diamond Jubilee Medal of Honor. He has a BSc in Biochemistry and a BSc in Pharmaceutical Science from the University of British Columbia.

August 8, 2016
Riaz Bandali, MBA, BSc Quebec, Canada	President and Chief Executive Officer

Mr. Bandali’s expertise in global operations, strategy development, driving innovation, M&A, and investment management has been developed over a 25-year career in the life sciences sector spanning contract clinical and research services, analytical instrumentation, lab services and venture capital. Mr. Bandali previous experience includes serving as President, Early Phase Clinical Services and Translational Science, Syneos Health; President, Early Stage Development, as well as Chief Innovation Officer, inVentiv Health Clinical; Senior Vice President, Strategy and Business Development, AB Sciex and Molecular Devices (part of Danaher Corporation); Senior Vice President, Strategy, Legal and Corporate Development, MDS Analytical Technologies; and, Vice President and General Manager, Global Early Stage Development, MDS Pharma Services. He was also Venture Partner and Vice President at MDS Capital and has served on the boards of private and public companies. He holds an Advanced Management Program Degree from Harvard Business School, a Master of Business Administration from McGill University, and a Bachelor of Science from the University of British Columbia. He is an innovative business leader who has built strategic and operating plans that have resulted in rapid growth and significant profitability enhancement. He has managed businesses and operations with a global footprint and has led teams of over 900 people.

N/A
Thierry Schmidt, BA Quebec, Canada	Chief Commercial Officer

Mr. Schmidt has more than 20 years of experience in consumer goods experience. He is a seasoned marketing executive having held leadership and senior management positions in new business development, operations sales, investor relations, and brand and development. As General Manager at L’Oréal and Chief Marketing Officer at Next Level Energy Inc., he managed product development focused on developing a sustainable and profitable business model as well as brand advocacy. Furthermore, in his Business Development and Sales Director roles at British American Tobacco, he successfully developed and launched a national trade marketing strategy. He holds a bachelor’s degree from HEC University and is an IMD School of Business Alumni.

N/A

Director of
Name and Place of	Position with		the Company
Residence	the Company	Principal Occupation	Since
Jenn Hepburn, BBA, CPA British Columbia, Canada	Chief Financial Officer

Ms. Hepburn brings over a decade of experience in accounting, finance and systems implementation. She is an experienced manager of privately and publicly traded manufacturing and mining businesses operating in Canada and the USA. Ms. Hepburn joined Emerald in November 2018 as the Director, Finance and assumed the role of Chief Financial Officer in November 2019. Prior to joining Emerald, Ms. Hepburn was the Director of Finance and Administration at bioLytical Laboratories Inc., a medical diagnostics manufacturer. Before that, she held Controller positions at junior gold and silver mining companies Northern Vertex Mining Corp., Kootenay Silver Inc. and Theia Resources Ltd. Ms. Hepburn earned a BBA from Simon Fraser University and her certification from the Certified Management Accountants of British Columbia.

N/A

Notes:

(1)	Member of the Audit Committee. Mr. Dhillon is Chair of this Committee.
(2)	Member of the Compensation Committee. Mr. Heppell is Chair of this Committee.
(3)	Member of the Governance and Nominating Committee. Mr. Rai is Chair of this Committee.
(4)

Also a director of Emerald Health Sciences Inc., which is a control person of the Company, holding approximately 21% of the issued and outstanding Common Shares on an undiluted basis as of the date of this annual report.

As at June 10, 2020, the directors and senior officers as a group beneficially owned, directly or indirectly, 762,500 of our common shares, representing 0.38% of the issued and outstanding common shares.

Certain of our directors and officers are also directors and officers of other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the British Columbia Business Corporations Act, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Emerald Health Therapeutics Inc.

Mr. Punit Dhillon is the nephew of Dr. Avtar Dhillon. Outside of this relationship, none of our directors or officers are related by marriage, blood or adoption.

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

B. Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2019 to each director.

		Share-	Option-	Non-Equity
		Based	Based	Incentive Plan	Pension	All Other
	Fees Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Avtar Dhillon	-	1,037,500	1,284,648	Nil	N/A	Nil	2,322,148
Jim Heppell	46,504	-	513,859	Nil	N/A	Nil	560,363
Punit Dhillon	52,750	-	513,859	Nil	N/A	Nil	566,609
Bob Rai	42,750	-	513,859	Nil	N/A	Nil	556,609

Notes:

(1)	The value of share-based and option-based awards are based on the grant date assumptions as disclosed in note 14 “Share Based Payments” in our 2019 audited consolidated financial statements.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2019.

						Non-equity
			Share-	Option-		incentive
			based	based		plan	Pension	All other	Total
Name and principal		Salary	awards	awards	Bonus	compensation	value	compensation	compensation
position	Year	$	$(1)	$(2)	$	$	$	$(3)	$
Riaz Bandali(4) Chief Executive Officer and President	2019	177,083	-	410,189	-	N/A	N/A	8,173	595,445
Jenn Hepburn(5) Chief Financial Officer	2019	163,365	20,750	192,697	10,000	N/A	N/A	9,375	396,187
Thierry Schmidt Chief Commercial Officer	2019	213,077	103,750	385,394	3,021	N/A	N/A	5,271	710,513
Gaetano Morello Chief Executive Officer, Emerald Health Naturals	2019	234,000	-	-	-	N/A	N/A	N/A	234,000
Avtar Dhillon(6) Former President	2019	387,926	1,037,500	1,284,648	16,438	N/A	N/A	N/A	2,726,512
Robert C. Hill(7) Former Chief Financial Officer	2019	275,000	207,500	642,324	52,500	N/A	N/A	332,967(7)	1,510,291
Sean Rathbone(8) Former Chief Operating Officer	2019	179,135	-	477,233	-	N/A	N/A	147,028(8)	803,396

Notes:

(1)	The amounts listed in this column represent the grant date fair value of the restricted share units granted to officers in 2019, all of which are still unvested as at December 31, 2019. The grant date fair value is calculated based on the number of restricted share units granted multiplied by the price of the Common Shares on the date of grant.
(2)	The amounts listed in this column represent the grant date fair value of the Options granted to officers as calculated using the grant date assumptions as disclosed in note 14 “Share Based Payments” in our 2019 audited consolidated financial statements.
(3)	The dollar amounts set forth under this column are related to contributions to the officers’ travel allowance, medical benefits paid for by the Company, severance and/or vacation payout with termination.
(4)	Mr. Bandali was appointed as the Chief Executive Officer on July 30, 2019.
(5)	Ms. Hepburn was appointed as the Chief Financial Officer on October 29, 2019.
(6)	Dr. Dhillon stepped down as President on October 29, 2019.

(7)	Mr. Hill ceased to be the Chief Financial Officer on October 29, 2019. His severance was $300,000.
(8)	Mr. Rathbone ceased to be the Chief Operating Officer on October 29, 2019. His severance was $135,000.

The Company does not provide pension plan benefits, retirement plan or savings plans to its Executive Officers and employees. The Company does not currently have a stock appreciation rights plan.

C. Board Practices

Our directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

	Position with the	Director of the	Date of Expiration of
Name and Place of Residence	Corporation	Corporation Since	Current Term of Office
Avtar Dhillon, MD California, USA	Executive Chairman and Director	April 23, 2015	Date of 2020 Annual General Meeting of the Shareholders
James Heppell, BSc, LLP British Columbia, Canada,	Director	April 23, 2015	Date of 2020 Annual General Meeting of the Shareholders
Punit Dhillon, BA California, USA	Director	April 23, 2015	Date of 2020 Annual General Meeting of the Shareholders
Bob Rai, BSc British Columbia, Canada	Director	August 8, 2016	Date of 2020 Annual General Meeting of the Shareholders

Directors’ Contracts

We receive a director’s consent from each of the independent directors upon their acceptance of their director’s position. We also enter into an Indemnity Agreement and Directors Confidentiality and Intellectual Property Assignment Agreement with each director.

The Company entered into a contract with Dr. Dhillon to act as the Executive Chairman and President. See - ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions for details of the contract with Dr. Dhillon.

Compensation of Directors

Each director receives a base retainer of $40,000, with the exception of the Executive Chairman, who receives a base retainer of $125,0001. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:

Compensation Committee chair	$5,000
Audit Committee chair	$15,000
Nominating, Corporate Governance and Conflicts Committee chair	$2,500
Non-chair member of the Nominating, Corporate Governance and Conflicts Committee	$2,000
Non-chair member of the Audit Committee	$5,000
Non-chair member of the Compensation Committee	$4,000

Notes:

(1)	Dr. Dhillon’s consulting agreement has replaced the Executive Chairman retainer and during the year ended December 31, 2019, the Executive Chairman retainer was not paid nor accrued.

Compensation Committee

The Company has formed a compensation committee (the “Compensation Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. The Compensation Committee consists of three directors: Jim Heppell, Chairman of the Compensation Committee, Bob Sukhwinder Rai and Punit Dhillon. Mr. Heppell, Mr. Rai and Mr. Dhillon are considered to be independent within the meaning of NI 52-110.

The primary purpose of the Compensation Committee is to enable the Company to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of the Company.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of the Company. Compensation generally includes the three following components: base salary, annual bonus based on performance and grant of stock options. The Compensation Committee takes into account the North American context of its activities and increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson

Audit Committee

The Company’s audit committee consists of Punit Dhillon, Bob Rai and James Heppell. Punit Dhillon, James Heppell and Bob Rai are independent of the Company. Mr. Punit Dhillon is the Chairman of the Audit Committee.

Each member of the Audit Committee has considerable experience participating in the management of private and/or publicly traded companies and has the ability to read and understand financial statements that present the breadth and level of complexity of accounting issues that would generally be expected to be raised by the Company’s financial statements. See “Directors and Officers - Director Biographies” for additional information on each director’s education and experience.

Each Audit Committee member has had extensive experience reviewing financial statements. Each member has an understanding of the Company’s business and has an appreciation for the relevant accounting principles for that business.

The Audit Committee Charter is attached hereto as Exhibit 15.3 and is incorporated herein by reference.

D. Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2019	2018	2017
Research and development	8	11	4
Operating	105	54	9
Sales and marketing	17	18	4
General and administrative	31	18	9
Total	161	101	26

Geographic location	2019	2018	2017
Canada	161	101	26

E. Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of June 10, 2020.

	Common	% of		Exercise		% of
	Shares	Ownership(1)	Options(2)	Price	Expiry Date	Outstanding(3)

Officers
Riaz Bandali	50,000	0.02%	360,000	1.92	July 25, 2024
			500,000	0.29	February 6, 2025
			860,000			**
Jenn Hepburn	17,500	0.01%	50,000	3.07	December 1, 2023
			75,000	4.15	April 3, 2024
			200,000	0.29	February 6, 2025
			325,000			**

Directors
Avtar Dhillon	375,000	0.19%	500,000	0.72	September 28, 2021
			750,000	4.25	December 22, 2022
			500,000	4.15	April 3, 2024
			250,000	0.29	February 6, 2025
			1,000,000	0.165	April 27, 2025
			3,000,000			1.69%
James Heppell	150,000	0.07%	125,000	0.72	September 28, 2021
			100,000	4.25	December 22, 2022
			200,000	4.15	April 3, 2024
			150,000	0.29	February 6, 2025
			250,000	0.165	April 27, 2025
			825,000			**
Punit Dhillon	170,000	0.08%	125,000	0.72	September 28, 2021
			200,000	4.15	April 3, 2024
			200,000	0.29	February 6, 2025

	Common	% of		Exercise		% of
	Shares	Ownership(1)	Options(2)	Price	Expiry Date	Outstanding(3)
			250,000	0.165	April 27, 2025
			775,000			**
Bob Rai	-	-	50,000	0.72	September 28, 2021
			75,000	4.25	December 22, 2022
			200,000	4.15	April 3, 2024
			75,000	0.29	February 6. 2025
			400,000			**

TOTAL:	762,500		6,185,000

** Less than 1% ownership

Notes:

1)	Based on 200,144,283 common shares issued and outstanding on June 10, 2020.
2)	Options granted to acquire common shares.
3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 200,144,283.

Restricted Share Units

The following table sets out the restricted share units held by our officers and directors as of June 10, 2020.

		RSUs Vested
		and	RSUs
	RSUs Granted	Released	Unvested
Avtar Dhillon	537,879	(375,000)	162,879
Riaz Bandali	75,757	-	75,757
Jenn Hepburn	35,303	(2,500)	32,803
James Heppell	122,727	(100,000)	22,727

Equity Compensation Plan Information

The Company adopted a new omnibus incentive plan (the “Equity Plan”), effective June 15, 2017, to attract and retain directors, officers, employees and service providers to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Equity Plan has been drafted to comply with the policies of the TSXV. The Equity Plan provides for the grant of stock options, stock appreciation rights, restricted share units, performance awards and other share-based awards (each an “Award“ and, collectively, the “Awards”). All Awards are granted by an agreement, certificate or other instrument or document evidencing the Award granted under the Equity Plan (an “Award Agreement”). Under the Equity Plan, the Company has only awarded stock options and restricted share units, to date. The Equity Plan authorizes the Board (or the Compensation Committee) to grant awards to directors, officers, employees, consultants and any other service providers of the Company or its affiliates.

The TSXV permits the adoption of a “rolling” type of share-based compensation plan whereby the number of Common Shares available for issuance under the plan will not be greater than a rolling maximum percentage of the outstanding Common Shares. The Equity Plan provides that the number of Common Shares reserved for issuance upon the exercise or redemption of awards granted under the Equity Plan is a rolling maximum of ten percent (10%) of the outstanding Common Shares at any point in time. The purpose of adopting a “rolling” type of share-based compensation plan is to ensure that a sufficient number of Common Shares remain issuable under the Equity Plan to meet the overall objective of the Equity Plan. Any exercise, redemption, expiry or lapse of awards will make new grants available under the Equity Plan effectively resulting in a “re-loading” of the number of awards available to be granted. The Equity Plan must be approved by shareholders every year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of Management, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to any class of voting securities of the Company on an undiluted basis as at June 10, 2020 is:

Shareholder Name	Number of Common Shares	Percentage
Emerald Health Sciences, Inc.	39,401,608	19.69

During the past year, Emerald Health Sciences percentage ownership in the Company has not materially changed. Emerald Health Sciences, Inc. does not have any different voting rights than other holders of the Common Shares.

Change of Control

As of June 10, 2020, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

Except as set forth below, to the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Emerald Health Sciences, Inc. is a control person of the Company. As such, it is in a position to exercise influence over matters requiring shareholder approval, including: the determination of significant corporate actions that could otherwise be beneficial to the Company’s other shareholders; the election and removal of directors; amendments to the Company’s corporate governing documents; and business combinations. The concentration of control by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

B. Related Party Transactions

We have entered into employment contracts with each of our officers.

Riaz Bandali - President and Chief Executive Officer

Pursuant to an employment agreement dated and effective July 25, 2019, Mr. Bandali was retained as the Company’s Chief Executive Officer at an annual base salary of $425,000, a discretionary performance bonus, four weeks’ annual vacation, a monthly car allowance and provision of group benefits. The employment agreement provides that if Mr. Bandali is terminated for cause, he will not be entitled to any severance of any kind. The employment agreement further provides that if the Company terminates Mr. Bandali without cause or there is a change of control and within six months, Mr. Bandali elects to terminate his employment, Mr. Bandali is entitled to twelve months of severance and associated benefits, if he has been employed by the Company for one year or less. If Mr. Bandali has been employed for more than one year and the Company terminates him without cause or there is a change of Control and Mr. Bandali elects to terminate his employment, Mr. Bandali is entitled to twenty-four months of severance and associated benefits. Any payments owed to Mr. Bandali because of the termination of the employment agreement must be paid within 30 days of his termination.

Jenn Hepburn -Chief Financial Officer and Corporate Secretary

Pursuant to an employment agreement dated and effective October 29, 2019, Ms. Hepburn was retained as the Company’s Chief Financial Officer at an annual base salary of $225,000, a discretionary performance bonus, four weeks’ annual vacation and provision of group benefits. The employment agreement provides that if Ms. Hepburn is terminated for cause, she will not be entitled to any severance of any kind. The employment agreement further provides that if the Company terminates Ms. Hepburn without cause or there is a change of control and within six months, Ms. Hepburn elects to terminate her employment, Ms. Hepburn is entitled to six months of severance and associated benefits, if she has been employed by the Company for two years or less. If Ms. Hepburn has been employed for more than two years and the Company terminates her without cause or there is a change of Control and Ms. Hepburn elects to terminate her employment, Ms. Hepburn is entitled to twelve months of severance and associated benefits. Any payments owed to Ms. Hepburn because of the termination must be paid within 30 days of her termination.

Gaetano Morello -Chief Executive Officer, Emerald Health Naturals Inc.

Pursuant to a consulting contract dated and effective January 10, 2019, Dr. Morello was retained as the Chief Executive Office of Emerald Health Naturals Inc. The contract is for a term of two years and may be renewed if agreed to by both parties. Under the contract, Dr. Morello is entitled to an annual fee of $240,000. If the Company terminates Dr. Morello for cause, he will not be entitled to severance of any kind. The Company may terminate Dr. Morello at any time without cause on 30 days written notice. Any payments owed to Dr. Morello because of the termination must be paid within 30 days of his termination.

Avtar Dhillon - Former President

The Company entered into a contract with Dr. Dhillon to act as the Executive Chairman and President on November 27, 2018, and consequently amended the contract on October 29, 2019 when he resigned as President. The contract is for a term of one year and automatically renews on the effective date. Under the contract, Dr. Dhillon was entitled to an annual fee of $400,000 to act as both the Executive Chairman and President. When the contract was amended to reflect his resignation as President, his annual fee was amended to $200,000. The contract also allows for an annual bonus of up to 50% of the fees Dr. Dhillon earned during that fiscal year. If the Company terminates Dr. Dhillon for cause, he will not be entitled to severance of any kind. The Company may terminate Dr. Dhillon at any time without cause, in which case the Company will be required to provide him within 30 (thirty) days after such termination, a lump sum payment equal to two (2) months’ fees for each 12 (twelve) month period following the effective date of the contract. If there is a change of control and his contract is subsequently or contemporaneously terminated by the Company, Dr. Dhillon will be entitled to receive, a lump sum payment equal to two (2) months’ fees for each 12 (twelve) month period following the effective date of the contract.

Since the beginning of the fiscal year ended December 31, 2019 up to June 10, 2020, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Statements

Financial Statements

The consolidated financial statements filed as part of this annual report are filed under Item 18.

Legal Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal or arbitration proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

The Company has not paid any dividends on its common shares. The Company may pay dividends on its common shares in the future if it generates profits. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Common Shares are traded on the TSXV and quoted for trading on the OTCQX International (“OTCQX”) under the symbol EMH and EMHTF, respectively.

Market Price Volatility of Common Shares

Market prices for the securities of biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors, such as fluctuations in our financial performance, the aftermath of our public announcements, and general market conditions, can have an adverse effect on the market price of our common shares and other securities.

B. Plan of Distribution

Not Applicable

C. Markets

Our Common Shares, no par value, are traded/quoted on the TSXV and on the OTCQX under the symbol “EMH” and “EMHTF”, respectively.

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

Incorporation

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007.

Objects and Purpose

The Company’s Articles do not contain a description of the Company’s objects and purposes.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the Company’s shareholders and to one vote in respect of each Common Share held at the record date for each such meeting. The holders of Common Shares are entitled, at the discretion of the board of directors of the Company, to receive out of any or all of the Company’s profits or surplus properly available for the payment of dividends, any dividend declared by the board of directors of the Company and payable by the Company on the Common Shares. The holders of Common Shares will participate pro rata in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company’s securities issued and outstanding at such time ranking in priority to the Common Shares upon the liquidation, dissolution or winding-up of the Company. Common Shares are issued only as fully paid and are non-assessable.

Preferred Shares

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and return of capital and are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

The board of directors is empowered to fix the number of shares and the rights to be attached to the Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the articles of incorporation for the Company and to applicable law, the Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Directors

The directors of the Company manage and supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the BCBCA or by the Articles, required to be exercised by the Company’s shareholders.

Each director holds office until the Company’s next annual general meeting or until his office is earlier vacated in accordance with the Company’s articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Company’s board also holds office until the Company’s next annual general meeting.

Under the Company’s articles, a director is not required to hold a share in the authorized share structure of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company; (b) the Company has entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the Company or an affiliate of the Company.

The Company’s Articles provide that the Company, if authorized by its directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Shareholders

The Company’s Articles and the BCBCA provide that the Company’s annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Company’s directors may determine.

The Company’s directors may, at any time, call a meeting of shareholders. Under the BCBCA, the holders of not less than five percent of the Company’s issued shares that carry the right to vote at a meeting may requisition the Company’s directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Under the Company’s Articles, the quorum for the transaction of business at a meeting of our shareholders is two individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 10% of the issued and outstanding shares of the Company carrying the right to vote at such meeting

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only contract that is material to the Company and still in effect is the shareholders’ agreement governing the Joint Venture and the Third Amended and Restated Independent Contractor Agreement with Emerald Health Sciences.

Shareholders’ Agreement - Joint Venture

On June 6, 2017, the Company and EHTC entered into the Joint Venture Shareholders’ Agreement (“JV SHA”) with Village Farms and the Joint Venture to govern the Joint Venture. The Company has certain rights pursuant to the JV SHA, such as the right to appoint three of the six directors of the Joint Venture. The JV SHA also contains provisions related to, among other things: the corporate governance of the Joint Venture; approval thresholds for matters related to the Joint Venture; funding obligations of the Company and Village Farms; management of operations of the Joint Venture; dispute resolution mechanisms to resolve disputes between the Company, Village Farms and the Joint Venture; transfer restrictions on shares of the Joint Venture held by the Company and Village Farms; non-solicitation requirements; and confidentiality requirements.

Third Amended and Restated ICA

Effective January 1, 2018, the Company amended and restated the second amended and restated independent contractor agreement with Emerald Health Sciences Inc., a control person of the Company, pursuant to which Emerald Health Sciences Inc. agreed provide to the Company certain services relating to, among other things, corporate administration and strategy, facility management and construction, business development, human resources and scientific advisory and technical advice. The Company agreed to pay a fixed monthly fee of $350,000 to Emerald Health Sciences Inc. for such services. This agreement has been subsequently amended effective October 1, 2019, such that Emerald Health Sciences Inc. is not entitled to further cash consideration beyond amounts currently accrued and outstanding. Following the amendment, $1.0 million of the $2.1 million accrued was repaid with $1.1 million remaining outstanding.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed below in Section E, Taxation.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our constating documents on the right of foreigners to hold or vote securities of our company. However, the Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada), unless after review the Minister responsible for the Investment Canada Act (Canada) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.

Investment Canada Act

The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

An investment in the Company’s common shares by a non-Canadian, who is not a resident of a World Trade Organization (“WTO”) member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of the Company and the value of the assets of the Company was CAN $5 million or more. An investment in common shares of the Company by a resident of a WTO member would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.

A non-Canadian would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares) unless it could be established that, on the acquisition, the Company is not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Canada Act.

Competition Act

The Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”) in respect of a proposed transaction where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a "no action" letter waiving notification and confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to initiate proceedings should circumstances change.

Regardless of whether pre-merger notification is required, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) for an order under the merger provisions of the Competition Act. If the Competition Tribunal finds that the transaction is or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E. Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum,

U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a functional currency other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the Tax Act );; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute taxable Canadian property under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not Applicable

G. Statements by Experts

Not Applicable

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at https://www.sec.gov.

The Company is required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (https://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents regarding the Company that are referred to in this annual report. Requests for such copies should be directed to us at the following address: Suite 210 - 800 West Pender Street, Vancouver, British Columbia V6C 1J8 Attention: Corporate Secretary.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We operate primarily in Canada and the majority of our major purchases are transacted in Canadian dollars. Therefore, our exposure to foreign currency risk is minimal.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. See Note 22 Financial Instruments in our audited consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depository Shares

The Company’s Common Shares are not represented by American Depository Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Modification of Instruments Defining Rights of Security Holders

None

Modification or Issuance of Other Class of Securities

None

Withdrawal or Substitution of Security

None

Change of Trustee or Paying Agent

None

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosures and Procedures

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firms

In accordance with Securities and Exchange Commission’s rules regarding non-accelerated filers and emerging growth companies, this Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting.

D. Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 . [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Punit Dhillon qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available on the Company’s website at www.emeraldhealth.ca and in print to any shareholder who requests it.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.emeraldhealth.ca within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2019, 2018, and 2017, Deloitte received the following fees:

	2019	2018	2017
Item	$	$	$
Audit fees	530,900	303,500	215,500
Audit-related fees	Nil	Nil	Nil
Tax fees	58,530	29,225	49,000
All other fees	-	-	-

Audit Fees

Audit fees were for professional services rendered by Deloitte LLP for the audit of our annual financial statements and review of interim financial statements, and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees include the aggregate fees for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit fees above. The services provided include employee benefit audits, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Tax Fees

Tax fees were for tax return preparations, tax compliance, tax planning and other tax consultation fees.

All Other Fees

Other fees are for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None

ITEM 16F. CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The Company’s financial statements appear on pages F-1 through F-55. The financial statements of the Joint Venture appear on pages F-56 through F-75, and have been included as required by Rule 3-09 of Regulation S-X.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER	DESCRIPTION
Constating Documents
1.1	Notice of Articles
1.2	Articles

Material Contracts
4.1^	Shareholders Agreement to Joint Venture between the Registrant and Village Farms dated June 6, 2017
4.2	Third Amended and Restated Independent Contractor Agreement with Emerald Health Sciences dated January 1, 2018
4.3*	Employment agreement with Riaz Bandali dated July 29, 2019
4.4*	Employment agreement with Jennifer Hepburn dated October 29, 2019
4.5*	Consulting agreement with Gaetano Morello dated January 10, 2019

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant’s Management’s Discussion and Analysis for the Year Ended December 31, 2019
15.2	The Registrant’s Management’s Discussion and Analysis for the Year Ended December 31, 2018
15.3	The Registrant’s Audit Committee Charter
15.4	Consent of Deloitte LLP
15.5	Consent of PricewaterhouseCoopers LLP
101.1	Interactive Data Files (XBRL-Related Documents)

* - Denotes management contract or agreement
^ - Certain confidential portions of this exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted portions of the exhibit upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 10, 2020

EMERALD HEALTH THERAPEUTICS, INC.

/s/ Riaz Bandali	/s/ Jenn Hepburn
Riaz Bandali	Jenn Hepburn
Chief Executive Officer	Chief Financial Officer

EMERALD HEALTH THERAPEUTICS, INC.

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

Management’s Responsibility

To the Shareholders of Emerald Health Therapeutics Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgement.

In discharging its responsibility to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors of the Company is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee of the Company, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board of Directors who approve the financial statements. The external auditors have unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls.

The consolidated financial statements have been audited by Deloitte LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

May 13, 2019

/s/ Riaz Bandali	/s/ Jenn Hepburn
Chief Executive Officer and President	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Emerald Health Therapeutics, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Emerald Health Therapeutics, Inc. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet achieved profitable operations and had a loss for the year ended December 31, 2019 of $111,906,526 and accumulated losses since inception of $164,195,931. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
May 13, 2020

We have served as the Company’s auditor since 2015.

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
ASSETS

Current
Cash and cash equivalents (Note 2)	$2,525,218	$36,042,090
Accounts receivable (Note 3)	1,924,589	3,579,271
Biological assets (Note 4)	4,159,452	1,088,528
Inventory (Note 5)	6,587,610	6,772,525
Prepaid expenses	326,870	1,326,780
Due from related parties (Note 10)	201,369	14,973,749
Total current assets	15,725,108	63,782,943

Plant and equipment (Note 6)	41,399,728	16,965,989
Plant under construction (Note 6)	8,406,512	10,310,229
Deposits on materials and equipment (Note 11)	886,265	981,832
Refundable deposits	196,391	2,196,391
Intangible assets (Note 8)	19,525,746	86,612,636
Right-of-use assets (Note 18)	5,628,235	-
Goodwill	169,323	169,323
Long-term investment (Note 16)	80,807	282,509
Investment in joint venture (Note 9)	64,602,539	25,660,842
Total non-current assets	140,895,546	143,179,751

TOTAL ASSETS	$156,620,654	$206,962,694

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$10,940,984	$9,634,464
Current portion of long-term debt	-	2,503,064
Deferred payment (Note 7)	7,817,778	22,226,565
Payable to joint venture (Note 10)	710,000	-
Due to related parties (Note 10)	6,218,227	1,806,393
Total current liabilities	25,686,989	36,170,486

Lease liability (Note 18)	5,943,919	-
Convertible Debenture (Note 12)	21,822,783	-
Deferred income tax liability (Note 17)	-	293,886
TOTAL LIABILITIES	$53,453,691	$36,464,372

SHAREHOLDERS' EQUITY
Share capital (Note 13)	237,151,005	204,791,733
Warrants (Note 15)	2,448,771	4,360,000
Convertible Debt Reserves (Note 12)	382,626	-
Contributed surplus	28,146,127	14,202,536
Accumulated deficit	(164,195,931)	(52,855,947)
TOTAL SHAREHOLDERS' EQUITY	103,932,598	170,498,322

Non-controlling interest	(765,635)	-

TOTAL LIABILITIES AND EQUITY	$156,620,654	$206,962,694
Nature and continuance of operations (Note 1)
Events after the reporting period (Note 24)

On behalf of the Board of Directors:

/s/ Punit Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December	December 31	December 31
	2019	2018	2017

Revenue
Sales (Note 19)	$22,337,636	$2,110,403	$937,654
Excise taxes	2,018,425	161,982	-
Net revenue	20,319,211	1,948,421	937,654

Cost of sales
Cost of goods sold	20,900,434	3,575,132	637,751
Production costs	7,201,694	1,461,941	749,174
Amortization of Health Canada licence (Note 8)	3,679,789	2,829,015	87,446
Inventory write-down (Note 5)	6,709,709	-	-
Gain on changes in fair value of biological assets (Note 4)	(3,703,195)	(2,818,442)	(163,754)
Gross margin	(14,469,220)	(3,099,225)	(372,963)

Expenses
General and administrative (Note 20)	14,259,177	13,993,498	5,070,447
Sales and marketing	4,366,830	11,333,294	428,541
Research and development	4,279,055	801,351	207,500
Depreciation and amortization (Note 6, 8 and 18)	1,854,470	618,438	195,004
Loss on disposal of equipment	-	-	481
Share-based payments (Note 14)	11,782,973	7,498,450	2,822,495
	36,542,505	34,245,031	8,724,468

Loss from operations	51,011,725	37,344,256	9,097,431
Share of income from joint venture (Note 9)	(19,591,696)	(5,753,782)	322,578
Interest income	(952,878)	(1,186,214)	(161,518)
Other expenses (Note 9)	10,419,335	218,600	-
Impairment of intangible assets (Note 8)	65,122,136	-	-
Loss on settlement of joint venture supply agreement (Note 9)	5,930,860	-	-
Loss on settlement of deferred payment (Note 7)	864,228	-	-
Fair value changes in financial assets (Note 16)	201,702	384,159	(416,667)
Loss before income taxes	113,005,412	31,007,019	8,841,824

Deferred income tax recovery (Note 17)	(1,098,886)	(23,611)	-

NET LOSS AND COMPREHENSIVE LOSS	111,906,526	30,983,408	8,841,824

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	111,140,891	30,576,893	8,731,832
Non-controlling interest (Note 7)	765,635	406,515	109,992
	111,906,526	30,983,408	8,841,824

Net loss per common share
Basic and diluted	$0.75	$0.22	$0.10

Weighted average number of common shares outstanding
Basic and diluted	147,961,139	141,443,116	88,447,612

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars)

	Share Capital		Warrants
								Total	Non-
	# of		# of		Contributed	Convertible	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Debt Reserves	Deficit	Equity	Interest	Equity

Balance, January 1, 2019	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$-	$(52,855,947)	$170,498,322	$-	$170,498,322
Adoption of IFRS 16 (Note 2)	-	-	-	-	-	-	(199,093)	(199,093)	-	(199,093)

Balance, January 1, 2019, as restated	141,443,116	204,791,733	8,411,764	4,360,000	14,202,536	-	(53,055,040)	170,299,229	-	170,299,229
Shares issued on at-the-market offering (Note 13)	5,936,500	18,768,424	-	-	-	-	-	18,768,424	-	18,768,424
Shares issued on private placement	9,558,907	3,342,258	-	-	-	-	-	3,342,258	-	3,342,258
Warrants issued on convertible debentures	-	-	12,500,000	1,790,876	-	382,626	-	2,173,502	-	2,173,502
Warrants issued on private placement		-	9,558,907	657,895	-	-	-	657,895	-	657,895
Acquisition of Verdélite Sciences Inc. (Note 7)	2,129,707	8,199,371	-	-	-	-	-	8,199,371	-	8,199,371
Shares issued on stock option exercises (Note 13)	1,918,143	3,350,272	-	-	(2,199,382)	-	-	1,150,890	-	1,150,890
Share issuance costs	-	(1,301,053)	-	-	-	-	-	(1,301,053)	-	(1,301,053)
Share-based payments (Note 14)	-	-	-	-	11,782,973	-	-	11,782,973	-	11,782,973
Warrants expired	-	-	(4,000,000)	(4,360,000)	4,360,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(111,140,891)	(111,140,891)	(765,635)	(111,906,526)
Balance, December 31, 2019	160,986,373	$237,151,005	26,470,671	$2,448,771	$28,146,127	$382,626	$(164,195,931)	$103,932,598	$(765,635)	$103,166,963

Balance, January 1, 2018	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$-	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 13)	1,410,195	1,893,247	-	-	(698,716)	-	-	1,194,531	-	1,194,531
Units issued on prospectus offerings	14,000,000	51,540,000	10,000,000	9,060,000	-	-	-	60,600,000	-	60,600,000
Share issuance costs	-	(455,062)	-	-	-	-	-	(455,062)	-	(455,062)
Acquisition of Verdélite Sciences Inc. (Note 7)	9,911,894	45,000,000	-	-	-	-	-	45,000,000	-	45,000,000
Increase in ownership of Avalite Sciences Inc.	1,093,938	4,000,000	-	-	-	-	(4,449,685)	(449,685)	(1,550,319)	(2,000,004)
Shares issued on warrant exercises (Note 13)	8,239,863	24,901,302	(8,239,863)	(3,044,679)	-	-	-	21,856,623	-	21,856,623
Warrants expired	-	-	(3,056,050)	(2,117,093)	2,117,093	-	-	-	-	-
Share-based payments (Note 14)	-	-	-	-	7,498,450	-	-	7,498,450	-	7,498,450
Net loss and comprehensive loss	-	-	-	-	-	-	(30,576,893)	(30,576,893)	(406,515)	(30,983,408)
Balance, December 31, 2018	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$-	$(52,855,947)	$170,498,322	$-	$170,498,322

Balance, January 1, 2017	67,794,698	$9,756,732	8,489,451	$-	$3,043,099	$-	$(9,097,537)	3,702,294	$-	$3,702,294

Shares issued on stock option exercises (Note 13)	1,531,250	1,699,945	-	-	(579,885)	-	-	1,120,060	-	1,120,060
Units issued on prospectus offerings	24,870,100	36,260,901	12,690,250	4,679,773	-	-	-	40,940,674	-	40,940,674
Share issuance costs	-	(3,168,869)	-	-	-	-	-	(3,168,869)	-	(3,168,869)
Compensation options	-	(350,098)	-	-	350,098	-	-	-	-	-
Shares issued on warrant exercises (Note 13)	11,845,075	32,314,959	(11,845,075)	(4,396,189)	-	-	-	27,918,770	-	27,918,770
Shares issued on compensation option exercises	746,103	1,398,676	373,051	178,188	(350,098)	-	-	1,226,766	-	1,226,766
Acquisition of Northern Vine Canada Inc. (Note 7)	-	-	-	-	-	-	-	-	2,066,826	2,066,826
Share-based payments (Note 14)	-	-	-	-	2,822,495	-	-	2,822,495	-	2,822,495
Net loss and comprehensive loss	-	-	-	-	-	-	(8,731,832)	(8,731,832)	(109,992)	(8,841,824)
Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$-	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2019	2018	2017
Operating activities
Net loss	$(111,906,526)	$(30,983,408)	$(8,841,824)
Items not involving cash
Depreciation	6,429,376	3,447,452	282,450
Gain on changes in fair value of biological assets	(3,703,195)	(2,818,442)	(163,754)
Fair value changes in financial assets	201,702	384,159	(416,667)
Inventory write-down	6,709,709	-	-
Share-based payments	11,782,973	7,498,450	2,822,495
Share of income from joint venture	(19,591,696)	(5,753,782)	322,578
Interest and accretion expense	1,510,641	225,334	-
Deferred income tax recovery	(1,098,886)	(23,611)	-
Loss on disposal of asset	-	-	481
Loss on settlement of deferred payment	864,228	-	-
Impairment of intangible assets	65,122,136	-	-
Loss on settlement of joint venture supply agreement	5,930,860	-	-
Changes in non-cash operating working capital
Accounts receivable	1,654,682	(3,196,248)	(223,847)
Due from related parties	8,841,521	(1,649,075)	(324,674)
Prepaid expenses	999,910	(1,157,943)	(133,245)
Inventory and biological assets	(6,967,198)	(2,920,781)	(333,027)
Accounts payable and accrued liabilities	1,382,748	6,221,897	(878,853)
Due to related parties	7,068,714	1,636,796	71,901
Net cash flows used in operating activities	(24,768,301)	(29,089,202)	(7,815,986)

Investing activities
Investment in joint venture (Note 9)	(18,640,000)	(17,000,000)	(16,229,639)
Acquisition of asset (Note 7)	(1,369,799)	(22,796,513)	68
Acquisition of business, net of cash acquired	-	(2,000,004)	-
Deposits on equipment	1,409,442	(981,832)	-
Purchase of long-term investment	-	-	(250,000)
Purchase of plant and equipment	(24,083,257)	(17,235,075)	(2,257,022)
Purchase of intangible assets	(1,442,132)	(465,457)	-
Refundable deposits	-	(2,000,000)	(196,391)
Net cash flows used in investing activities	(44,125,746)	(62,478,881)	(18,932,984)
Financing activities
Payment of lease liabilities	(563,465)	-	-
Repayment on long-term debt	(2,503,064)	(91,555)	-
Proceeds from financing	22,768,576	60,600,000	40,940,674
Share issuance costs	(1,301,053)	(472,570)	(3,151,360)
Proceeds from convertible debenture financing	24,217,000	-	-
Repayment of deferred payment	(8,000,000)	-	-
Stock option exercises	1,150,890	1,194,531	1,120,060
Compensation option exercises	-	-	1,226,766
Interest paid	(391,709)	-	-
Warrant exercises	-	21,856,622	27,918,770
Net cash flows provided by financing activities	35,377,175	83,087,028	68,054,910

(Decrease)/increase in cash and cash equivalents	(33,516,872)	(8,481,055)	41,305,940
Cash and cash equivalents, beginning of year	36,042,090	44,523,145	3,217,205
Cash and cash equivalents, end of year	$2,525,218	$36,042,090	$44,523,145

Supplemental Information:
Fair value of shares issued to settle portion of deferred payment (Note 7)	$8,199,371	$-

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019,2018 and 2017
(Expressed in Canadian dollars)

1.	Nature and Continuance of Operations

Emerald Health Therapeutics Inc.(the"Company"), was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007. The Company is classified as a Tier 1 Venture Issuer on the TSX Venture Exchange (the "TSXV”), with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

The Company’s registered and records office is at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal business is the production, distribution, and sale of cannabis products in Canada, pursuant to the Cannabis Act (Canada) (the “Cannabis Act”).

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2019, the Company had not yet achieved profitable operations, had a loss for the year ended December 31, 2019 of $111,906,526 and accumulated losses since inception of $164,195,931. As at December 31, 2019, the Company had $2,525,218 in cash and cash equivalents, and subsequent to year end completed financing with the closing of a private placement for $3,000,000 (Note 24). An exercise of warrants subsequent to year end brought in an additional $1,062,500 of funds (Note 24). The Company is actively seeking financing alternatives in order to manage current cash flows until such time as the Company is profitable. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies and Judgements

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgement are highlighted in this section. This note also describes new accounting standards, which have been adopted during 2019, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future.

International Financial Reporting Standards (“IFRS”) requires management to make judgements, estimates and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgements, estimates and assumptions. Significant estimates are evaluations and assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities. Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the following: valuation of biological assets (Note 4) and inventory (Note 5), estimated useful lives of property, plant and equipment (Note 6), and intangible assets (Note 8), share-based compensation (Note 14), the fair value of financial instruments (Note 22), valuation of business combinations and asset acquisitions (Note 7), goodwill and intangible asset

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

impairment (Note 8), valuation of convertible debentures (Note 12), recognition of deferred tax assets (Note 17).

Significant judgements are those judgements that management has made in the application of accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements and include: assessment of goodwill and intangible assets for indicators of impairment (Note 8), business combinations and asset acquisitions (Note 7), accounting for its investment in associates and joint ventures (Note 9), segmented information (Note 21), and accounting for leases (Note 18).

a)	Basis of Presentation and Measurement

These consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in Canadian dollars, except share and per share data.

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 13, 2020.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at December 31, 2019 include the following:

	Ownership Interest	Ownership Interest
	as at December 31	as at December 31
Name of Entity	2019	2018
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	-
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	46.5%	50%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

During the quarter ended December 31, 2019, the Company’s equity interest in its associate, its Joint Venture Pure Sunfarms Corp. (“Pure Sunfarms”) was reduced from 50% to 46.47%. See Note 9 for discussion on change in ownership interest.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite Sciences Inc. and its affiliate Verdélite Property Holdings Inc. (together as “Verdélite,” formerly known as Agro-Biotech Sciences Inc.and Agro-Biotech Property Holdings Inc.).The principal business of Verdélite Sciences Inc. is the production of cannabis pursuant to the Cannabis Act. The principal business of Verdélite Property Holdings Inc. is to hold the land and building, located in Saint-Eustache, Quebec, occupied by Verdélite Sciences Inc. for cannabis production.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Through EHTC’s 100% owned subsidiary, Avalite Sciences Inc. (“Avalite,” formerly known as Northern Vine Canada Inc.), a licensed dealer under the provisions of the Canadian Controlled Drugs and Substances Act, the Company operates a laboratory facility located in Langley, British Columbia.

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Emerald Health Naturals Inc. (“Naturals”). Naturals holds the Canadian distribution rights to EHB’s product line which focuses on health and wellness products that tap into the bodies Endocannabinoid System through the use of non cannabis based ingredients.

See Note 7 for further discussion of the Company’s subsidiaries.

c)	Cash and cash equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents include cash and redeemable short-term investment certificates held at major financial institutions as follows:

		December 31	December 31
	Interest Rate %	2019	2018
		$	$
GIC - Matured October 1, 2019	1.40%	-	150,000
GIC - Maturing February 5, 2020	1.50%	200,000	-
GIC - Maturing November 9, 2020	2.25%	30,000	-
Total		230,000	150,000

d)	Provisions

The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

e)	Loss per share

Basic loss per share is computed by dividing total net loss attributable to the Company for the year by the weighted average number of common shares of the Company (the “Common Shares”) outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. When the Company is in a loss position, all potential share issuances on the exercise of options or warrants is anti-dilutive. In the event of a loss position, diluted loss per share is the same as basic loss per share.

f)	Foreign currency translation

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Revenues and

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in net loss. The functional currency of all entities is the Canadian dollar.

g)	Adoption of New Accounting Pronouncements

(i) IFRS 16 Leases

IFRS 16, Leases – replaced the guidance in IAS 17 Leases and established principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

The Company has applied IFRS 16 with an initial application date of January 1, 2019. The modified retrospective method was applied and as a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019 without adjustment to prior periods. The IFRS 16 adjustment as at January 1, 2019, resulted in a debit to the Company’s accumulated deficit of $199,093.

The Company’s lease accounting policy in accordance with IFRS 16 is provided below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is subject to impairment assessment and adjusted for certain remeasurements of its associated lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate or rate implicit in the lease.The lease liability is subsequently measured at amortized cost using the effective interest method. The incremental borrowing rate determined for the Company for the leases in transition is within a range of 6% - 8%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessmentof whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in net earnings if the carrying amount of the right-of-use asset is nil.

A lease modification is accounted for as a separate lease if there is an increase in the scope of a lease and a corresponding increase in consideration, such as adding the right to use one or more underlying assets in a contract. Otherwise, a lease modification is considered a remeasurement of the lease liability, as discussed above.

Lease payments that depend on performance measures or usage of the underlying asset are considered variable lease payments, which are expensed as incurred.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Transition

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company’s lease liabilities are measured at the present value of the lease payments discounted using the applicable incremental borrowing rate or rate implicit in the lease. Determining the discount rate (incremental borrowing rate) requires significant judgment and may have a significant quantitative impact on lease liability valuations. Many of the Company’s lease liabilities contain one or several lease extension clauses, and could reasonably be extended beyond the lease extensions outlined in the contract. Determining the length of the lease to be used in the present value calculation of the lease obligation requires significant judgement and may have significant impact on lease liability valuations.

$
Operating Lease commitments as disclosed at December 31, 2018	10,298,432
Effect of discounting using the incremental borrowing rates at January 1, 2019	(5,569,108)
Lease liabilities recognized at January 1, 2019	4,729,324

Initial Recognition of ROU assets at application date	5,184,165
Accumulated Depreciation as at application date	(653,935)
Net right-of-use assets recognized at January 1, 2019	4,530,230

(ii) IFRS 15, Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. The Company recognizes revenue from contracts with customers based on a five-step model, which is applied to all contracts with customers.

Determining the amount of variable consideration to recognize, and whether the amount of variable consideration should be constrained, is dependent on management's estimate of the most likely amount to which the Company will be entitled and the probability of a significant reversal in that amount. These determinations require management to make estimates based on historical amounts received, current economic conditions, and current industry conditions, in Canada and abroad, adjusted for forward looking information.

Cost of sales represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs.

There were no changes required to the Company’s consolidated financial statements as a result of adopting this standard, other than enhanced disclosures.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

(iii) IFRS 9, Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable. The new classifications and measurements of the Company’s financial assets and liabilities are reflected in the accounting policies in these consolidated financial statements (Note 22). The adoption of this standard did not have a material impact on the measurement of the Company’s financial instruments in these consolidated financial statements, however additional disclosures have been provided.

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss approach. There were no impairment losses recognized in these consolidated financial statements as a result of the adoption of IFRS 9 as at the date of initial application.

3.	Accounts Receivable

Accounting Policy:

Accounts receivable are financial assets recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	December 31	December 31
	2019	2018
	$	$
Goods and services tax refund receivable	1,181,249	2,519,789
Trade receivables	696,539	801,756
Other receivables	46,801	257,726
	1,924,589	3,579,271

Accounts receivable are neither impaired nor past due.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

4.	Biological Assets

Accounting Policy:

The Company defines biological assets as cannabis plants up to the point of harvest which becomes the basis for the cost of inventories. Biological assets are measured at fair value less cost to sell at the end of each reporting period in accordance with IAS 41 – Agriculture, using the income approach. Gains or losses from changes in fair value less costs to sell are included in cost of sales in the period incurred. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of costs to sell for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Based on historical yields.
Average cost per plant	Represents costs incurred to grow plants at different stages of the production cycle.
Stage of completion in the production process	Calculated by taking the weighted average number of days in produciton over a total average grow cycle of approximately 14 to 16 weeks based on location and strain.
Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as indirect labour, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $168,315 at December 31, 2019 (December 31, 2018 - $52,620). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $258,874 at December 31, 2019 (December 31, 2018 - $59,579).

The Company’s estimates are, by their nature, subject to change and changes in the significant assumptions will be reflected in the gain or loss on biological assets in future periods.

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
	$	$
Carrying amount, beginning of year	1,088,528	114,559
Effect of unrealized changes in fair value of biological assets	3,703,195	2,818,442
Biological assets purchased	197,432	3,841
Biological asset expensed in research and development	(169,022)	-
Biological assets sold	-	(133,680)
Transferred to inventory upon harvest	(660,681)	(1,714,634)
Carrying amount, end of year	4,159,452	1,088,528

As at December 31, 2019, included in the carrying amount of biological assets is $85,146 (December 31, 2018 - $28,570) in seeds and $4,074,306 (December 31, 2018 - $1,059,958) in live plants.

As of December 31, 2019, the weighted average stage of growth for the biological assets was 45% (December 31, 2018 – 39%). The average number of days from the point of propagation to harvest is 108 days.

5.	Inventory

Accounting Policy:

Inventories of dried cannabis consists of harvested cannabis and purchased cannabis and are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value (“NRV”). NRV is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Cannabis oils are derived from dried cannabis and are measured at the lower of cost and NRV. Goods for resale are measured at the lower of cost and NRV. Supplies and consumables are valued at cost.

Production costs include all direct and indirect production related costs, including security, compliance, quality control and quality assurance costs, as well as related overhead. In addition, all inventory production cost in excess of standard cost are not capitalized and expensed in production cost.

Inventories are written down when the cost of inventories exceed their net realizable value and are estimated to be unrecoverable due to obsolescence, damage, or declining market prices.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company’s inventory is comprised of:

	December 31	December 31
	2019	2018
	$	$
Dried bulk cannabis and packaged inventory	3,544,538	5,778,176
Cannabis oils	2,464,954	337,314
Goods for resale	125	1,498
Supplies and consumables	577,993	655,537
	6,587,610	6,772,525

During the year ended December 31, 2019, inventory expensed to cost of goods sold was $20,900,434 (December 31, 2018 and December 31, 2017 - $3,575,132 and $637,751, respectively).The fair value change in biological assets included in cost of goods sold during the year ended December 31, 2019 was $454,712 (December 31, 2018 and December 31, 2017 - $158,676 and $163,754, respectively).

During the year ended December 31, 2019, a provision of $4,661,897 was recognized for dried cannabis and packaged inventory (December 31, 2018 and December 31, 2017 - $Nil) related to product deterioration and limited remaining shelf life. An additional write-off of inventory of $2,047,812 was recognized during the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 - $Nil) related to hemp harvested that did not meet the quality standards for extraction grade material (Note 10).

6.	Property, Plant and Equipment

Accounting Policy:

Property plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use. During their construction, property, plant and equipment are classified as plant under construction (“PUC”) and are not subject to depreciation. When the asset is available for use, it is transferred from PUC to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

  Computers - 3 years

  Production, lab and growing equipment - 5 - 10 years

  Other equipment - 5 - 10 years

  Buildings 15 - 25 years

  Leasehold improvements – lesser of useful life or term of lease

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of loss and comprehensive loss.

The Company’s property, plant and equipment continuity is as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:
Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
Additions	-	6,747,648	1,407,177	1,457,537	138,641	556,928	10,317,931
Acquired Through Verdélite (Note 7)	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123

Balance, December 31, 2018	476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523
Acquired Through Naturals (Note 7)	-	-	33,984	-	13,064	66,226	113,274
Additions	-	20,611,996	758,059	4,202,867	73,477	525,748	26,172,147
Impairment	-
Balance, December 31, 2019	476,041	32,625,538	2,473,691	6,890,922	356,705	1,453,047	44,275,944

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation:
Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
Additions	-	153,563	75,074	336,932	67,524	61,307	694,400

Balance, December 31, 2018	-	153,563	154,683	547,585	76,526	92,177	1,024,534
Additions	-	554,455	364,247	654,212	99,204	179,564	1,851,682
Balance, December 31, 2019	-	708,018	518,930	1,201,797	175,730	271,741	2,876,216

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Net book value:
December 31, 2019	476,041	31,917,520	1,954,761	5,689,125	180,975	1,181,306	41,399,728
December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989

Depreciation relating to manufacturing equipment and production facilities is capitalized into biological assets and inventory and is expensed to cost of sales upon the sale of goods. For the year ended December 31, 2019, $822,217 (December 31, 2018 - $130,636; December 31, 2017 - $Nil) of depreciation was recognized in cost of sales.

Plant under construction

During 2019, Phase 1 of construction on the Company’s new self-constructed production facility located in Metro Vancouver, British Columbia was completed. $14,343,470 was transferred from plant under construction to property, plant and equipment (December 31, 2018 - $Nil) and began to be amortized. As at December 31, 2019 $8,406,512 of expenditures were capitalized to PUC relating to Phase 2 of the facility (December 31, 2018 - $10,310,229).

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

7.	Business Combinations

Accounting Policy:

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net-identifiable assets acquired. Acquisition costs incurred are expensed to profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is recorded as goodwill. If the cost of the acquisition is less than the fair value attributable to the Company’s share of the identifiable net assets the difference is recognized in the consolidated statements of loss.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets at the date of acquisition. The choice of measurement is made on a transaction by transaction basis.

In a business combination achieved in stages, the Company remeasures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of loss.

a) Business Combinations Completed during the Year Ended December 31, 2019

(i)	Emerald Health Naturals

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Naturals. Per the formation agreement with EHB, the

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Company will invest $5,000,000 for a 51% ownership of Naturals and EHB granted Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company has invested $1,369,799 as of December 31, 2019. The Company concluded that the transaction with EHB was a common control transaction and as such the net assets transferred to EHN are transferred at their carrying value, with no gains or losses resulting from the transaction. Subsequent to the transaction being completed, the Company controls Naturals and it has been consolidated, with a non-controlling interest recognized for the EHB owned portion.

Naturals operates primarily in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system. As a result of this being a common control transaction, the Distribution Right is recorded at its acquisition date carrying value of $nil.

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the remaining amount is included in Due to Related Parties on the consolidated statements of financial position. On the date of acquisition, management concluded that the assets acquired did not include significant processes or outputs, and therefore did not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

The total purchase price and the fair value of the net assets of GAB acquired are disclosed below:

Net assets acquired	Asset fair value	Relative fair value
	$	$
3 Natural Product Numbers	90,000	89,259
Plant and Equipment	102,824	101,976
Health Canada NHP Site Licence	150,000	148,765
	342,824	340,000

As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site Licence.An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site Licence allowed EHN to start importing and storing NHPs in Q2 2019. This intangible asset was recorded at its relative fair value at the date of purchase. This asset has a finite life and will be amortized on a straight-line basis in accordance with the Company’s policy.

The following table presents the summarized financial information for Naturals. This information represents amounts before intercompany eliminations.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

December 31
2019
$
Current assets	260,899
Non-current assets	8,721,861
Current liabilities	(208,817)
Non-current liabilities	(534,464)
Revenues for the year ended December 31, 2019	212,798
Net loss for the year ended December 31, 2019	(1,562,521)

The net change in non-controlling interests is as follows:

Total
$
Balance, December 31, 2018	-
Share of loss for the year	(765,635)
Balance, December 31, 2019	(765,635)

b) Business Combinations Completed during the Year Ended December 31, 2018

(i)	Verdélite Sciences Inc.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90.0 million, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019 (Note 13). The remaining $22.3 million was originally payable in cash to the vendors of Verdélite (the “Vendors”) on May 1, 2019.

On May 1, 2019, the Vendors elected to receive $7.5 million of the remaining $22.3 million, as shares of the Company, with the remaining $14.8 million of the Purchase Price to be paid on or before May 30, 2019. The Company treated this change to the terms of settlement for the purchase of Verdélite as an extinguishment of the original terms, and not a modification under IFRS 9, Financial Instruments. The shares issued to the Vendors were valued on the five-day volume-weighted average price of the Common Shares of the Company on the TSXV, discounted 10%, calculated as of April 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. Under IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued. The difference between the carrying amount of the financial liability extinguished and the consideration paid is recognized in profit or loss in the consolidated statements of loss and comprehensive loss. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864,228 being recognized by the Company in the consolidated statements of loss and comprehensive loss.

An additional loss was recognized on the renegotiation of terms of settlement, as the Company initially recorded the liability at $22.3 million, adjusted from the $22.5 million based on working capital adjustments. The difference of $164,857 has been recognized as a loss by the Company and is included in the loss on settlement of deferred payment of $864,228 in the consolidated statements of loss and comprehensive loss.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

On May 30, 2019, the Company renegotiated the terms of the remaining $15.0 million payable to the Vendors. $5.0 million cash was paid in June 2019, with subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the full $15.0 million balance began accruing May 31, 2019 at a rate of 10% per annum and accrues until such time as the entire balance is repaid. The amount outstanding asat December 31, 2019 was $7,817,778. The Company is in negotiations to settle this amount.

The total purchase price of the acquisition and the fair value of the net assets acquired of Verdélite as recorded in the year ended December 31, 2018 is as follows:

$
Cash	22,500,000
Deferred payment, present value of final $22.5 million cash payable May 2019	22,009,404
Portion specified as purchase of shareholder loans	(3,933,591)
9,911,894 Common Shares	45,000,000
Transaction costs	153,967
Total purchase price	85,729,780

$
Cash	19,906
Amounts receivable	100,304
Prepaid expenses	-
Property and equipment	6,311,123
Intangible assets	86,103,549
Total assets	92,534,882

Accounts payable and accrued liabilities	(285,067)
Current portion of long-term debt	(2,586,444)
Shareholder loans	(3,933,591)
Total liabilities	(6,805,102)

Net assets acquired	85,729,780

No adjustments were made to the recording of the transaction during the year ended December 31, 2019.

(ii)	Avalite

The following investments made by the Company during the years ended December 31, 2018 and 2017 resulted in the Company’s 100% ownership of Avalite through step acquisition.

On August 14, 2018, the Company increased its ownership in Avalite to 100% by purchasing the remaining shares of Avalite held by Abattis Bioceuticals Corp (“Abattis”) for $2.0 million consideration and issuing 1,093,938 Common Shares valued at $4.0 million. Previously, the Company had increased its original 53% ownership of Avalite (acquired on November 17, 2017) to 65% by way of additional shares purchased from treasury on May 15, 2018 for $2,750,000 cash.

The increase in the Company’s ownership interest was accounted for as an equity transaction.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Upon the initial acquisition of 53% ownership, the non-controlling interest was measured by proportionate share in the recognized amounts of the identifiable net assets. The change in non-controlling interest at the time of the May 15, 2018 transaction and the acquisition of the non-controlling interest at the time of the August 14, 2018 transaction were also measured by the proportionate share of net identifiable assets method.

If the Company had increased its interest at the beginning of the year ended December 31, 2018 there would have been no change to revenue or net loss as Avalite is a consolidated subsidiary. The net loss attributable to the Company would have increased by $406,515 and the net loss attributable to the non-controlling interest would have decreased by $406,515.

If Avalite’s sales exceed $10.0 million within thirty-six months ended August 9, 2021, from the sale of products or services introduced to Avalite by Abattis, the Company will issue additional Common Shares with a deemed value of $4.0 million.

8.	Intangible Assets and Goodwill

Accounting Policy:

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

  Computer software – 2 to 3 years straight line

  Health Canada licences – term, plus life of building or renewal term of leased facility site

  Patents – straight line over the life of the patent

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of loss and comprehensive loss as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill is tested for impairment annually, and whenever events or circumstances indicate that there might be an impairment. Finite life intangible assets are assessed at the end of each reporting period for

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

whether there is any indication of impairment. They are tested whenever there is an indication of impairment.

If indicators of impairment exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU.

Management considers both external and internal sources of information in determining if there are any indications that the Company’s intangible assets and goodwill are impaired. Management considers the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its assets. Management considers the manner in which the assets are being used or are expected to be used, and indication of economic performance of the assets. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

The Company’s intangible assets continuity is as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Cost:	$	$	$	$	$
Balance, December 31, 2017	-	-	2,922,096	62,135	2,984,231
Acquired through Verdélite (Note 7(b)(i))	-	-	86,103,549	-	86,103,549
Additions	368,531	-	-	133,032	501,563
		-		-
Balance, December 31, 2018	368,531	-	89,025,645	195,167	89,589,343
Acquired through Naturals (Note 7(b)(ii))	89,259	-	148,765	11,069	249,093
Additions	343,792	370,280	-	1,030,817	1,744,889
Impairment	-	-	(65,122,136)	-	(65,122,136)
Balance, December 31, 2019	801,582	370,280	24,052,274	1,237,053	26,461,189

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Accumulated amortization:	$	$	$	$	$
Balance, December 31, 2017	-	-	87,446	44,930	132,376
Additions	-	-	2,829,015	15,316	2,844,331

Balance, December 31, 2018	-	-	2,916,461	60,246	2,976,707
Additions	-	-	3,679,789	278,947	3,958,736
Balance, December 31, 2019	-	-	6,596,250	339,193	6,935,443

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Net book value:	$	$	$	$	$
December 31, 2019	801,582	370,280	17,456,024	897,860	19,525,746
December 31, 2018	368,531	-	86,109,184	134,921	86,612,636

Impairments

During the year ended December 31, 2019, the following factors were identified as impairment indicators:

i. Revenue decline: Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease in expected sales and profitability as compared to outcomes initially forecasted by management;

ii. Decline in stock price and market capitalization: As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As a result of these factors, management performed an indicator-based impairment test as at December 31, 2019.

Management tested the individual CGUs which had indicators of impairment, for impairment. The recoverable amount of all CGUs was determined based on a fair value less cost of disposal (“FVLCD”) using level 3 inputs in a discounted cash flow (“DCF”) methodology. The significant assumptions applied in the determination of the recoverable amount are described below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii. Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

iii. Discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and

iv. Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The Verdélite CGU was determined to be impaired. Key assumptions used in calculating the recoverable amount of the Verdélite CGU tested for impairment as at December 31, 2019 is outlined in the following table:

Verdelite
Terminal value growth rate	2.70%
Discount rate	14.81%
Budgeted revenue growth rate (average of next five years)	13.70%
Fair value less cost to dispose	$40,200,000

As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded an impairment loss of $65,122,136 during the year ended December 31, 2019. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount, and the $65,122,136 was allocated to the Verdélite CGU’s intangible assets.

If the discount rate were increased to 16% the impairment loss for the year would have been $67,422,136. If the discount rate were decreased to 14% the impairment loss for the year would have been $62,522,136.

Goodwill of $169,323 relates to the acquisition of Avalite on November 17, 2017. No additions or impairments were recognized during the year ended December 31, 2019.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

9.	Investment in Joint Venture

Accounting Policy:

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establish the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each balance sheet date, the Company considers whether there is objective evidence of impairment in the joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2018	25,660,843
Investment in Joint Venture	19,060,000
Transaction costs	290,000
Share of income	19,591,696
Balance at December 31, 2019	64,602,539

Summarized financial information for Pure Sunfarms is set out below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Non-current assets	141,117,098	67,263,020	23,144,466
Current assets (a)	82,340,311	20,414,439	3,381,496
Total assets	223,457,409	87,677,459	26,525,962

Non-current liabilities	26,558,444	2,688,273	-
Current liabilities	60,115,463	39,465,718	1,171,118
Total liabilities	86,673,907	42,153,991	1,171,118
(a) includes cash and cash equivalents	9,555,204	2,361,948	2,906,910

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Sales	82,809,620	4,916,607	-
Cost of Sales (b)	20,020,954	1,542,231	-
Gross margin before fair value changes	62,788,666	3,374,376	-

Change in fair value of biological asset	(16,850,240)	(8,785,053)	-
Impairment loss on inventory	2,131,913	-	-
Gross margin	77,506,993	12,159,429	-
Selling, general and administrative expenses	10,444,812	3,385,500	880,247
Income (loss) from operations	67,062,181	8,773,929	(880,247)

Other loss	(1,337,166)	(307,402)	(3,529)
Income (loss) before taxes	65,725,015	8,466,527	(883,776)

Provision for income taxes (recovery)	18,524,980	2,297,903	(238,620)
Net income (loss)	47,200,035	6,168,624	(645,156)
(b) includes $1,885,636 of amortization expense (December 31, 2018 - $275,589)

Net Income (loss)	47,200,035	6,168,624	(645,156)
Elimination of transactions with the Company	(107,066)	(2,589,838)	-
Fair value adjustment	(7,178,805)	7,928,778	-
Adjusted net income (loss)	39,914,164	11,507,564	(645,156)
Share of income (loss) from Joint Venture (1)	19,591,697	5,753,782	(322,578)
Share of income (loss) from joint venture net of fair value adjustment	15,040,401	(2,603,134)	(322,578)

(1) During the year ended December 31, 2019, the Company's share of income from the Joint Venture was 50% up until November 18, 2019. Subsequently, the Company’s share of ownership dropped to 46.47%.

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
	$	$
Total net assets of Pure Sunfarms	136,783,502	45,523,468
Ownership interest held by the Company	65,104,309	22,761,734
2018 cumulative adjustments carried forward	2,669,470	-
Fair value adjustment recognized during the year	(3,563,032)	3,964,389
Elimination of transactions with the Company during the year	(127,847)	(1,294,919)
Transaction costs cumulative	519,639	229,639
Carrying amount of the investment	64,602,539	25,660,843

As at December 31, 2019, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

In 2017, the Company and Village Farms International, Inc. (“Village Farms”) formed Pure Sunfarms Corp. (“Pure Sunfarms”), a privately held company incorporated pursuant to the Business Corporations Act (British Columbia). The purpose of Pure Sunfarms is to pursue largescale, low cost cannabis production in Canada. Village Farms and the Company each began with a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company concluded that the agreement constituted a joint arrangement where joint control is shared with Village Farms and therefore has accounted for Pure Sunfarms using the equity method.

During the year ended December 31, 2017 the Company contributed $16.0 million in cash to the joint venture, and as at December 31, 2018, a total of $20.0 million in cash had been contributed.

On July 5, 2018, the Company and Village Farms (together, the “Shareholders”) entered into a Shareholder Loan Agreement, subsequently amended August 24, 2018 (the “Loan Agreement”) with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed $13.0 million in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 6.2% per annum, calculated annually. Interest will accrue and be payable upon demand being made by both Shareholders.

Additionally, the Company and Pure Sunfarms entered into supply agreements dated December 21, 2018, (the “2018 Supply Agreement”) which was for the 40% supply provision by Pure Sunfarms to the Company in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by Pure Sunfarms, at a guaranteed price adjusted on a semi-annual basis to the Company from 2020 to the end of 2022, respectively.

On March 30, 2019, Pure Sunfarms exercised its option to acquire from Village Farms a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”, “D2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot greenhouse in Delta, BC. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms contributed the D2 facility to the joint venture and the Company committed to contribute an aggregate of $25.0 million in cash, of which $18.4 million was paid during the year ended December 31, 2019.

A dispute arose in November 2019 as to whether the Company was obliged to make a payment to Pure Sunfarms of $5.9 million in cash under the D2 Option Agreement, or whether it could instead satisfy the obligation by way of set-off of a portion of Pure Sunfarms’ obligation to the Company under the Loan

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Agreement. As a result of what Village Farms deemed to be the Company’s failure to make the cash payment, they sought to have 5,940,000 shares of Pure Sunfarms that were held in escrow for the Company surrendered for cancellation.

A second dispute arose in respect of whether the Company was obliged to make various payments to Pure Sunfarms under the 2018 Supply Agreement. Under the 2018 Supply Agreement, the Company had the option to decline certain deliveries of cannabis product from Pure Sunfarms. If product was declined, Pure Sunfarms was able to sell such product to third parties. In the event of such sale, and only in certain circumstances, the Company could be required to pay to the Joint Venture an amount equal to the difference between the purchase price applicable to the Company and the average price actually paid by such third parties. The Company recognized an expense of $7,774,020 in other expenses and $356,865 in GST for the inventory declined by the Company, which was sold by Pure Sunfarms to third parties under this provision of the 2018 Supply Agreement.

Subsequent to the year ended December 31, 2019, a Settlement Agreement was reached to settle these disputes which resulted in the following.

All outstanding and future liabilities of the Company under the 2018 Supply Agreement were extinguished effective as of December 31, 2019 in return for the Company forfeiting, and waiving repayment by Pure Sunfarms of all amounts dueand owing to the Company pursuant to theLoan Agreement, including accrued and unpaid interest up to December 31, 2019. And, subsequent to the year ended December 31, 2019, the issuance by the Company to Pure Sunfarms of a promissory note in the principal amount of $952,237 which will bear interest at a rate of 6.2% per annum. See Subsequent Events (Note 24) for further details.

The forfeit of the Loan Agreement resulted in the Company de-recognizing the receivables of the $13.0 million loan principal and $1,061,745 in accrued interest.

The remaining $5,930,860 of the principal and interest receivable was recorded as a loss on the settlement of the 2018 Supply Agreement in the statements of loss and comprehensive loss.

The 5,940,000 disputed shares that were held in escrow were released from escrow with an effective date of November 19, 2019 and returned to Pure Sunfarms for cancellation. This resulted in the decrease of the Company’s ownership in the Joint Venture from 50% down to 46.47%.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

10.	Related Party Transactions

Accounting Policy:

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties. Transactions are recorded at amounts agreed upon by the related parties.

With Emerald Health Sciences Inc.

As of the year ended December 31, 2019, Emerald Health Sciences Inc. (“Sciences”) held an aggregate of 29,687,942 Common Shares, representing 18% (December 31, 2018 – 43,234,242 shares, representing 31%) of the issued and outstanding Common Shares and it also held 9,099,706 (December 31, 2018 – 4,411,764) common share purchase warrants of the Company.

Sciences charged the Company $2,975,000 during the year ended December 31, 2019 (December 31, 2018 - $4,200,000; December 31, 2017 - $1,871,521) for services related to financing, business development, research and development, investor relations and acquisition activities, in accordance with the amended management agreement (as described below).

$1,593,738 was recognized as research and development costs and $1,381,262 was recognized as general and administrative fees, respectively. Sciences charged the Company $37,314 during the year ended December 31, 2019 for invoices paid on behalf of the Company (December 31, 2018 - $134,676; December 31, 2017 - $303,099). In the year ended December 31, 2019, Sciences charged the Company $2,022,781 for hemp harvested and the expenditures supporting the harvest through the supply agreement with Emerald Health Hemp Inc. (“EHH”), a wholly-owned subsidiary of Sciences (Note 5) (December 31, 2018 - $Nil and December 31, 2017 - $Nil). That was included in the due to related parties caption on the consolidated statements of financial position as at December 31, 2019. As at December 31, 2019, the Company owed $1,846,064 (December 31, 2018 - $502,194) to Sciences for total services provided. These amounts are included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing. As at December 31, 2019, Sciences owed the Company $31,421 (December 31, 2018 – $31,421) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the consolidated statements of financial position and is non-interest bearing.

In July 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $15,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 12% per annum and are repayable on demand. As at December 31, 2019, $515,233 was the carrying balance of the amount loaned from Sciences to the Company (December 31, 2018 - $Nil) and $278,949 (December 31, 2018 - $Nil) was the interest charged during the year ended as per the loan agreement. The amount owing is included in Due to Related Parties on the consolidated statements of financial position.

On October 1, 2019, the Company and Sciences amended the management agreement pursuant to which Sciences is not entitled to further cash consideration beyond amounts currently accrued and outstanding.

On October 4, 2019, the Company announced that it had entered into an agreement toamend the purchase price payable by the Company pursuant to the hemp supply agreement dated September 26, 2018 with EHH. Pursuant to this agreement, the Company will only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

On October 4, 2019, the Company announced that it had entered into a sublease agreement and a cultivation agreement with Sciences. Pursuant to the sublease agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the cultivation agreement, Sciences granted the Company the right to cultivate cannabis, for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement.

With the Company’s joint venture

As of December 31, 2019, Pure Sunfarms owes the Company $169,948 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the joint venture. As at December 31, 2019 the Company owes to Pure Sunfarms $956,973 (December 31, 2018 - $1,287,082). $952,237 of which is for remittance on bulk sales that the Company made under the Supply Agreement. These amounts are included in the respective Due To and Due From Related Parties on the consolidated statements of financial position, and are non-interest bearing. See Note 9 for further discussion about balances and transactions between the Company and Pure Sunfarms that were resolved under the Settlement Agreement.

With a Company Controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the year ended December 31, 2019, the Company paid to the Landlord $340,562 (December 31, 2018 - $340,562; December 31, 2017 - $86,471) in rent and $237 (December 31, 2018 - $40,699; December 31,2017 - $Nil) for invoices paid on behalf of the Company. The Landlord was reimbursed by the Company for $189,354 during the year ended December 31, 2019 (December 31, 2018 - $108,855; December 31, 2017 - $144,979) for development fees and services related toconstruction of the Company’s new facility. As of December 31, 2019, the Company owed $Nil (December 31, 2018 - $502) to the Landlord. As at December 31, 2019, the Company recognized lease liabilities of $3,553,540 relating to the land in Metro Vancouver with a corresponding right of use asset.

With a Company Whose CEO is Also a Director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore”, formerly VANC Pharmaceuticals Inc.). Naturals holds 3,030,303 common share purchase warrants of Avricore.

With a Company Whose President is Also a CEO of the Subsidiary

Naturals owes to GAB $93,007 (December 31, 2018 - $Nil) for expenditures made on behalf of Naturals.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman and President, the Chief Executive Officer, the Chief Financial Officer, the Chief Commercial Officer and the Chief Operating Officer, includes the following expenses recognized during the period:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Management compensation	1,907,430	973,318	670,667
Share-based compensation (Note 14)	5,168,172	4,102,295	1,318,058
	7,075,602	5,075,613	1,988,725

Included in Due to Related Parties on the consolidated statements of financial position at December 31, 2019 is $49,523 (December 31, 2018 - $16,614) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

These transactions are recorded at the amounts agreed upon between the two parties.

11.	Deposits

During the year ended December 31, 2019, the Company prepaid for intangible assets, grow equipment, extraction equipment, packaging equipment and construction that totalled $886,265 (December 31, 2018 - $981,832).

12.	Convertible Debenture

Accounting Policy:

Convertible debentures arecompound financial instruments which areaccounted forseparately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss.

In calculating the fair value allocation between the liability component and equity component of the Company’s secured convertible debentures, the Company was required to make estimates and use judgement in determining an appropriate discount rate on the debenture to arrive at fair value. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

On September 10, 2019, the Company issued 2,500 secured convertible debenture units (the “Convertible Debenture Units”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of$25,000,000 (the “Offering”) to a single Canadian institutional accredited investor (the “Investor”).

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Debenture Warrant"). The Convertible Debentures have a maturity date

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

of 24 months from the issuance date (the "Maturity Date") and bear interest at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder’s ownership levels, in Common Shares from the date of issuance at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures include certain covenants relating to the business of the Company.

The Convertible Debentures are direct, senior secured obligations of the Company ranking pari passu in right of payment of principal and interest in priority to all existing unsecured debt and other liabilities of the Company. As security for the repayment of the Convertible Debentures, the Company granted the Debenture holders a security interest in all of its assets and pledged the shares of each of its wholly-owned subsidiaries.

Subject to certain limitations on a holder’s ownership levels, restrictions, and at the option of the holder, the Convertible Debentures are convertible, subject to certain restrictions and at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures have a conversion price of $2.00 per Common Share (the "Conversion Price"). If, at any time prior to the Maturity Date, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the ConvertibleDebenturesatthe Conversion Price provided theCompanygives 30 days'notice of such conversion to the holder.

Subject to certain limitations on a holder’s ownership levels, each Warrant is exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date of issue. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days,the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

At issuance, the fair value of the liability component of the Convertible Debentures was estimated to be $21,925,195. They were valued using an interest rate for a similar debt for which no conversion features existed, which was estimated to be 12%. The debt component is to be accreted to face value over the term to maturity as a non-cash interest charge. The Debenture Warrants were valued at $2,426,826 using the Black-Scholes valuation model. The residual value was allocated to the equity component of the conversion feature and had a value of $647,979.

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life of 2 years, risk free interest rate of 1.60%, expected annualized volatility of 94.06% and Nil expected dividend yield. The fair value was determined to be $0.89. The share price used for fair value as at issuance date was $1.85.

Issuance costs of $783,000 were allocated proportionately with $686,697 as a debit against the liability component and $96,303 as a debit against the equity component of the conversion feature. These issuance costs create a temporary difference between the carrying value of the liability component and the tax base of the liability for tax purposes. The deferred tax impact of the allocation of a portion of the Convertible Debenture to equity resulted in a deferred tax recovery during the year ended December 31, 2019 of $805,000 and a corresponding deferred tax asset in equity of $635,950 and $169,050 for the Debenture Warrants and the equity component of the Convertible Debenture, respectively. The effect of deferred tax is recognised in equity because IAS 12 – Income Taxes, requires that the recognition of deferred tax must

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

follow the underlying transaction it relates to, and the temporary difference relates to the amount attributed to the equity conversion option and Debenture Warrants.

During the year ended December 31, 2019 interest expense of $383,561 and accretion expense of $584,285 was recorded.

13.	Share Capital

Authorized

  Unlimited number of Common Shares without par value

  Unlimited number of preferred shares without par value, issuable in series

Issued

  160,986,373 Common Shares (December 31, 2018 – 141,443,116; December 31, 2017 – 106,787,226)

  Nil preferred shares (December 31,2018 – Nil; December 31, 2017 - Nil)

During the year ended December 31, 2019, the outstanding share capital increased by 19,543,257 Common Shares due to the following transactions:

  The Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”) during Q1 2019. In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the common shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the common shares in Canada.
  The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. During the year ended December 31, 2019, the Company issued an aggregate of 5,936,500 Common Shares for gross proceeds of $18,768,424 with an average price of $3.16.

  Issued 2,129,707 shares with a value of $8,199,371 as part of the consideration for the acquisition of Verdélite as described in Note 7;

  A total of 1,563,143 stock options were exercised ranging in exercise price from $0.175 to $3.07 for gross proceeds of $1,150,891;

  A total of 355,000 restricted share units vested and were settled. A total of 1,918,143 Common Shares were issued;

  In November 2019, the Company closed a private placement resulting in the issuance of 4,385,965 units at a price of $0.57 per unit, for gross proceeds of $2,500,000. Each unit consisted of one common share and one common share purchase warrants. See Note 15 for details of the warrants; and

  In December 2019, the Company closed a private placement resulting in the issuance of 5,172,942 units at a price of $0.29 per unit, for gross proceeds of $1,500,153. Each unit consisted of one common share and one common share purchase warrants .See Note 15 for details of the warrants.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

During the year ended December 31, 2018 the outstanding share capital increased by 34,655,890 Common Shares due to the following transactions:

  A prospectus offering (the “January 2018 Offering”) completed January 8, 2018, for 3,000,000 units of the Company at a price of $5.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $6.00 for a period of 36 months from the closing date;

  A prospectus offering completed February 14, 2018, for 3,000,000 units of the Company at a price of $6.00 per unit, for gross proceeds of $18,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $7.00 for a period of 6 months from the closing date. The warrants expired, unexercised on August 13, 2018;

  A prospectus offering completed May 22, 2018, for 4,000,000 units of the Company at a price of $4.20 per unit, for gross proceeds of $16,800,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $5.20 for a period of 18 months from the closing date;

  A prospectus offering completed December 7, 2018, for 4,000,000 units of the Company at a price of $2.70 per unit, for gross proceeds of $10,800,000. Each unit consisted of one Common Share;

  Issued 9,911,894 shares for the acquisition of Verdélite as described in Note 6;

  Issued 1,093,938 shares for the acquisition of Avalite as described in Note 6;

  A total of 4,077,687 warrants were exercised at an exercise price of $0.27 for gross proceeds of $1,100,975;

  A total of 443,350 warrants were exercised at an exercise price of $2.00 for gross proceeds of $886,700;

  A total of 718,826 warrants were exercised at an exercise price of $2.60 for gross proceeds of $1,868,948;

  A total of 3,000,000 warrants were exercised at an exercise price of $6.00 for gross proceeds of $18,000,000; and

  A total of 1,410,195 stock options were exercised ranging in exercise price from $0.03 to $4.25 for gross proceeds of $1,194,530.

During the year ended December 31, 2017, the outstanding share capital increased by 38,992,528 Common Shares due to the following transactions:

  A prospectus offering (the “February Offering”), completed on February 10, 2017, for 10,235,000 units of the Company at a price of $1.35 per unit, for gross proceeds of $13,817,250. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.00 for a period of 24 months from the closing date;

  A prospectus offering (the “April Offering”), completed on April 20, 2017, for 13,170,000 units of the Company at a price of $1.85 per unit, for gross proceeds of $24,364,500. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.60 for a period of 24 months from the closing date;

  The issuance on April 21, 2017 of an additional 1,465,100 shares of the Company at a price of $1.755 per share and 987,750 common share purchase warrants (on the same terms as the warrants issued under the April Offering) at a price of $0.19 per warrant, for gross proceeds of $2,758,924 pursuant

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

  to the exercise of an over-allotment option granted to the underwriter in connection with the April Offering;

  The exercise of compensation units that were issued under the February Offering for 307,050 units of the Company at a price of $1.35 per unit, for gross proceeds of $414,518. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.00 for a period of 24 months from the closing date;

  The exercise of compensation units that were issued under the April Offering for 439,053 units of the Company at a price of $1.85 per unit, for gross proceeds of $812,248. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.60 for a period of 24 months from the closing date;

  A total of 4,797,375 warrants were exercised at an exercise price of $2.00 for gross proceeds of $9,594,750;

  A total of 7,047,700 warrants were exercised at an exercise price of $2.60 for gross proceeds of $18,324,020; and

  A total of 1,531,250 stock options were exercised ranging in exercise price from $0.175 to $1.42 for gross proceeds of $1,120,060.

Escrowed Common Shares

The 4,955,947 shares issued as part of the purchase price of Verdélite were subject to an Escrow Agreement. Under the Escrow Agreement, 50% of the shares issued to the Vendors of Verdélite were to remain in escrow until May 1, 2019. These were released during the year ended December 31, 2019 (Note 7).

14.	Share-Based Compensation

(a) Stock Options

Accounting Policy:

The Company grants options to directors, officers, employees and service providers under the Company’s Omnibus Incentive Plan. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest except for equity settled transactions for which vesting is conditional upon a market or non-vesting condition.

Share options with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. The fair value is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. The Black-Scholes option pricing model relies on a number of estimated inputs, such as the expected life of the option, the volatility of the underlying share price, and the risk-free rate of return. Changes in the underlying estimated inputs may result in materially different results.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity award is cancelled, it is treated as if it vests on the date of the cancellation and any expense not recognized for the award is recognized immediately.

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant. The maximum number of common shares issuable upon the exercise or redemption and settlement of all awards granted shall not exceed 10% of the issued and outstanding shares at the time of granting of such award less the number of shares reserved for issuance under all other security based compensation arrangements of the Company. The following types of awards can be issued: stock options, share appreciation rights, restricted share units and other performance awards.

The following table summarizes the stock options that remain outstanding as at December 31, 2019:

		Weighted Average
	Number of Options	Exercise Price
		$
Balance, December 31, 2016	5,758,200	0.53
Granted	5,905,000	2.67
Forfeited	(270,836)	1.38
Exercised	(1,531,250)	0.73
Balance, December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance, December 31, 2018	9,894,211	2.31
Granted	6,615,500	3.77
Forfeited	(2,564,934)	3.77
Exercised	(1,563,143)	0.74
Balance, December 31, 2019	12,381,634	2.99

During the year ended December 31, 2019, the Company granted 6,615,500 stock options to employees and consultants. The stock options granted had exercise prices between $1.22 and $4.15, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $2.33. The weighted average trading share price of the options exercised during the year ended December 31, 2019 was $3.16.

The fair values of the options granted during the years ended December 31, 2019, 2018 and 2017 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
Risk free interest rate	1.29% - 1.85%	1.73%-2.31%	0.74%-1.70%
Expected life of options (years)	2.78	2.85	1-3
Expected annualized volatility	89.31% - 105.68%	80% - 121.16%	80%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each option	$2.33	$2.77	$1.37

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

Incentive stock options outstanding and exercisable at December 31, 2019 are summarized as follows:

			Outstanding		Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	10,000	1.65	0.34	10,000	0.34
0.44 - 0.50	1,500,000	0.32	0.45	1,500,000	0.45
0.51 - 0.94	978,194	1.75	0.72	978,194	0.72
0.95 - 1.25	824,945	5.53	1.21	634,252	1.20
1.26 - 1.49	237,745	3.07	1.43	174,557	1.42
1.50 - 3.40	1,811,750	3.96	2.70	821,375	2.79
3.41 - 4.23	4,787,750	4.36	4.07	1,995,262	4.08
4.24 - 4.25	1,728,750	5.95	4.25	1,338,750	4.25
4.26 - 5.44	277,500	3.64	4.52	157,500	4.53
5.45 - 6.68	225,000	3.17	5.68	112,500	5.68
	12,381,634	3.84	2.99	7,722,390	2.57

The Company recorded share-based compensation expense related to the stock options of $10,488,121 for the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 – $5,545,379 and $2,716,400, respectively). The expense has been charged to the consolidated statements of loss and comprehensive loss.

(b) Restricted Share Units (“RSUs”)

Accounting Policy:

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Upon the release of RSUs, the related share reserve is transferred to share capital.

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Weighted average
		fair value per
	Number of RSUs	unit at issue
		$
Balance, December 31, 2016	-	-
Granted	825,000	3.73
Balance, December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance, December 31, 2018	830,000	3.74
Granted	475,000	4.15
Settled	(355,000)	4.27
Forfeited	(280,000)	2.06
Balance, December 31, 2019	670,000	4.46

During the year ended December 31, 2019, the Company issued 475,000 RSUs to various employees and consultants, that vest over two years, on April 2, 2020 and April 2, 2021 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $1,294,852 for the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 – $1,953,071 and $106,095, respectively) to the consolidated statements of loss and comprehensive loss.

15.	Warrants

Accounting Policy:

The Company uses the residual value approach in respect of unit offerings whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any, to a maximum fair value of the warrant determined by using the Black-Scholes Option-Pricing Model. Warrants classified as equity instruments are not subsequently re-measured.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2016	8,489,451	0.57
Issued in February 2017	5,117,500	2.00
Issued in April 2017	7,572,750	2.60
Issued upon exercise of compensation units	153,525	2.00
Issued upon exercise of compensation units	219,526	2.60
Exercised	(11,845,075)	2.36
Balance, December 31, 2017	9,707,677	0.80
Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance, December 31, 2018	8,411,764	2.92
Issued in September 2019 (a)	12,500,000	2.00
Issued in November 2019 (b)	4,385,965	0.75
Issued in December 2019 (c)	5,172,942	0.39
Expired	(4,000,000)	5.20
Balance, December 31, 2019	26,470,671	1.29

Expire:
November 2021	4,411,764	0.85
September 2021	12,500,000	2.00
November 2024	4,385,965	0.75
December 2024	5,172,942	0.39
Balance, December 31, 2019	26,470,671	1.29

(a) See Note 12 for discussion of warrants issued as part of Convertible Note Units.

(b) In November 2019, the Company closed a private placement resulting in the issuance of 4,385,965 units at a price of $0.57 per unit, for gross proceeds of $2,500,000. Each unit consists of one common share and one common share purchase warrants. The share purchase warrants were classified as equity instruments because a fixed amount of cash is to be exchanged for a fixed amount of common shares. Market price of the Company’s shares at the date of close was $0.42, leaving a residual value of $657,895 recorded to the warrants.

(c) In December 2019, the Company closed a private placement resulting in the issuance of 5,172,942 units at a price of $0.29 per units, for gross proceeds of $1,500,153. Each unit consists of one common share and one common share purchase warrants. The share purchase warrants were classified as equity instruments because a fixed amount of cash is to be exchanged for a fixed amount of common shares. Market price of the Company’s shares at the date of close was $0.33, leaving no residual value to be recorded to the warrants.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

16.	Long-term Investments

Accounting Policy:

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit and loss.

On November 27, 2017, the Company purchased 1,666,667 units of Avricore (Note 10), a related party, pursuant to a subscription agreement dated November 7, 2017. Each unit entitled the holder to 1,666,667 common shares and 1,666,667 common share purchase warrants. The common shares of Avricore are traded on the TSX Venture Exchange under the symbol “AVCR.”

Each warrant entitles the holder to purchase one common share at the price of $0.20 per share. The warrants expire November 27, 2022, or earlier if the accelerated exercise provision is enacted. If the closing sales price trades at $0.25 or higher for 10 consecutive trading days, and Avricore, within 5 days of such event, provides notice by way of news release to the holders of the warrants of the early expiry of the warrants, then the warrants shall expire 30 days from the date of notice. As at December 31, 2019, no notice has been issued.

	Fair value		Fair value
	December 31	Change in	December 31
	2018	fair value	2019
	$		$
Avricore - shares (1)	166,668	(116,668)	50,000
Avricore - warrants (2)	115,841	(85,034)	30,807
Total	282,509	(201,702)	80,807

(1) Level 1 inputs on fair value hierarchy
(2) Level 2 inputs on fair value hierarchy

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life of 2.91 years, risk free interest rate of 1.68%, expected annualized volatility of 158.71% and Nil expected dividend yield. The fair value was determined to be $0.02. The share price used for fair value as at December 31, 2019 was $0.03 (December 31, 2018 - $0.10).

17.	Income Taxes

Accounting Policy:

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive loss or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit,whichdiffers from profit or loss in thefinancial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/orrates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. The recognition of a deferred tax asset requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax assets recognized are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

As the Company has recorded a net loss for accounting and income tax purposes in 2019, 2018 and 2017, no current income tax expense has been recorded in these financial statements.

The income taxes shown in the Statements of Loss and Comprehensive Loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31,	December 31,	December 31,
	2019	2018	2017
Statutory tax rate	27%	27%	26%
	$	$	$
Loss for the year before income taxes	(113,005,412)	(31,007,019)	(8,841,824)
Expected income tax recovery	(30,511,461)	(8,371,895)	(2,298,874)
Non-deductible items	3,216,600	2,042,556	772,027
Non-taxable equity pick up from JV	(5,289,758)	(1,553,521)	-
Non-taxable portion of capital gain on JV investment	3,378,092	-	-
Non-deductible portion of capital loss	800,666	-	-
Tax impact of rate change	-	-	(58,725)
Changes in recognition of deferred tax assets	27,306,975	7,859,249	1,585,572
Income tax recovery	(1,098,886)	(23,611)	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2019 and 2018 are comprised of the following:

	December 31,	December 31,
	2019	2018
	$	$
Deferred tax assets from:
Non-capital loss carryforwards and tax pool balances	6,018,942	2,000,455
Deferred tax liabilities from:
Investment in JV	(3,378,092)	(733,213)
Intangible assets	(611,286)	(765,355)
Bio Assets and inventory	(1,221,861)	(760,979)
Plant and equipment	(194,519)	(34,794)
Convertible Debenture	(613,184)	-
Long term investments	-	-
	(6,018,942)	(2,294,341)
Deferred income tax liabilities, net	-	(293,886)

Balance sheet presentation

Deferred income tax assets	-	-
Deferred income tax liabilities	-	(293,886)
Deferred income tax liabilities, net	-	(293,886)

Deferred tax assets are not recognized on the following temporary differences as it is not probable that sufficient taxable profits will be available to utilize such assets:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31,	December 31,
	2019	2018
	$	$
Non-capital loss carryforwards and tax pools	69,596,751	37,158,261
Share issuance costs	2,579,274	2,394,797
Long term investments	100,851	192,080
Capital loss carryforwards	2,965,430	-
Other	375,761	-
	75,618,066	39,745,138

Tax pool balances consist of Scientific Research and Experimental Development qualified expenditures of $329,749 which may be carried forward indefinitely and deducted against any Canadian business income.

The Company has non-capital losses carry forward of approximately $69.6 million at December 31, 2019 (December 31, 2018 - $37.2 million) for which a deferred tax asset has not been recognized. These losses may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expire as follows:

Expires	$
2032	135,387
2033	41,108
2034	1,266,202
2035	2,638,000
2036	2,260,865
2037	8,021,983
2038	26,938,191
2039	49,397,706

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

18.	Leases

See Note 2 for Leases accounting policy and transition to IFRS 16.

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a) Right-of-Use Assets

	Land	Buildings	Equipment	Total
	$	$	$	$
Costs:
Balance, applied January 1, 2019	3,634,227	1,371,759	178,179	5,184,165
Additions	-	1,773,559	21,238	1,794,797
Disposals	-	-	(37,527)	(37,527)
Balance, December 31, 2019	3,634,227	3,145,318	161,890	6,941,435

Accumulated Depreciation:
Balance, applied January 1, 2019	181,711	449,664	22,560	653,935
Depreciation during period	121,141	518,673	19,451	659,265
Balance, December 31, 2019	302,852	968,337	42,011	1,313,200

Carrying value:
December 31, 2019	3,331,375	2,176,981	119,879	5,628,235
December 31 2018	-	-	-	-

b) Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease liabilities recognized at January 1, 2019	4,729,324
Lease liability additions	1,797,366
Lease liability disposals	(19,307)
Lease payments	(955,173)
Interest incurred	391,709
Balance, December 31, 2019	5,943,919

The Company expects the following maturities of its undiscounted lease liabilities:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Contractual Undiscounted Cash Flows:
$
Within 1 year	1,279,175
1 - <3 years	2,086,116
3 - <5 years	810,135
Over 5 years	7,224,375
Balance, December 31, 2019	11,399,801

For the year ended December 31, 2019 an amount of $53,090 has been recorded in operating costs for the Company related to variable lease payments, and amounts relating to short term leases, and leases for low value assets.

19.	Revenue

Accounting Policy:

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive loss, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers,

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

Prior to January 1, 2018, the Company’s accounting policy related to revenue was to recognize revenue at the fair value of consideration received or receivable. Revenue from the sale of goods was recognized upon satisfying certain criteria, which was deemed to have occurred when the customer receives the goods.

A summary of the Company’s sales by product line is provided in the table below:

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Dried Cannabis	17,517,882	1,297,517	582,245
Cannabis Oils	4,578,876	771,533	340,352
Other	240,878	41,353	15,057
Total	22,337,636	2,110,403	937,654

20.	General and Administrative Expenses

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Professional, director and consulting fees	4,304,748	7,287,630	2,301,067
Corporate communications and media	1,448,091	2,377,219	1,026,299
Wages and benefits	5,479,642	2,297,988	854,430
Office and general	2,482,988	1,477,764	522,485
Travel and accommodations	543,708	552,897	366,166
Total	14,259,177	13,993,498	5,070,447

21.	Segmented Information

Accounting Policy:

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Company’s CEO, for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments. The two reportable segments are (i) Cannabis; and (ii) Other. The Company primarily operates in the Cannabis segment.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	Cannabis	Other	Total
	$	$	$
For the twelve months ended December 31, 2019
Sales	22,104,537	233,099	22,337,636
Interest revenue	806,829	146,048	952,877
Loss from operations	(22,241,287)	(28,770,438)	(51,011,725)
Net loss and comprehensive loss	(80,712,433)	(31,194,093)	(111,906,526)
Share of income from joint venture	19,591,697	-	19,591,697

For the twelve months ended December 31, 2018
Sales	2,087,299	23,104	2,110,403
Interest revenue	266,389	919,825	1,186,214
Loss from operations	(14,545,511)	(22,798,745)	(37,344,256)
Net loss and comprehensive loss	(8,819,226)	(22,164,182)	(30,983,408)
Share of income from joint venture	5,753,782	-	5,753,782

For the twelve months ended December 31, 2017
Sales	929,464	8,190	937,654
Interest revenue	65	161,453	161,518
Loss from operations	(2,749,660)	(6,347,771)	(9,097,431)
Net loss and comprehensive loss	(2,910,720)	(5,931,104)	(8,841,824)
Share of loss from joint venture	(322,578)	-	(322,578)

22.	Financial Instruments

Accounting Policy:

Under IFRS 9, financial instruments are measured either at fair value or amortized cost.

Financial assets

The Company classifies its financial assets initially at fair value at the time of acquisition. Subsequently, they are measured at amortized cost or at fair value through profit or loss. Upon initial recognition, management determines the classification of its financial assets based upon the purpose for which the financial assets were acquired. Measurement and classification of financial assets is determined based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Management may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss to prevent a measurement or recognition inconsistency.

Financial Liabilities

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company initially recognizes financial liabilities at fair value and are subsequently measured at amortized cost.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments. These are carried at amortized cost.

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
As at December 31, 2019		$	$	$

Financial Assets
Long-term investments	50,000	30,807	-	80,807

As at December 31, 2018

Financial Assets
Long-term investments	166,668	115,841	-	282,509

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at December 31, 2019 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business. The majority of the trade receivables held are with crown corporations.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at December 31, 2019, the Company had negative working capital of $9,961,881 (December 31, 2018 – $27,612,457 working capital). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

23.	Capital Management

As at December 31, 2019, the capital structure of the Company consists of $156.6 million (December 31, 2018 - $207.0 million) in shareholders’ equity and debt.

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

24.	Subsequent Events

Debt Settlement

On January 31, 2020, the Company settled $2,816,963 (the "Debt") of the aggregate debt owed by the Company to Sciences in exchange for the issuance of 9,713,666 Common Shares of the Company (each, a “Debt Share”) at a deemed value of $0.29 per Debt Share (the “Debt Settlement”). The Debt consists of: (i) $794,182 owed to Sciences pursuant to a previously disclosed loan agreement between the parties; and (ii) $2,022,781 owed to Sciences pursuant to trades payable. The Debt Settlement was approved by the independent members of the board of directors of the Company, who determined that the fair market value of the securities being issued under the Debt Settlement and the consideration therefor were reasonable.

The Company also terminated both the amended hemp supply agreement and the sub-lease agreement that it had entered into with Sciences in late 2019.

On February 6, 2020, the Company settled interest accrued to December 31, 2019 on its previously issued convertible debentures in the amount of $383,562 by issuing an additional 1,322,627 Common Shares at a deemed value of $0.29 per Common Share.

Equity Financing

On February 6, 2020, the Company closed the first tranche of its $3.0 million prospectus offering, issuing 7,596,551 units at a price of $0.29 per unit for total gross proceeds of $2,203,000. Each Unit consists of one Common Share of the Company (each, a "CommonShare") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

On February 14, 2020, the Company closed the final tranche of its $3,000,000 prospectus offering issued an aggregate of 2,748,276 Units at a price of $0.29 per Unit for total gross proceeds of $797,000. Each Unit consists of one Common Share of the Company and Warrant. Each Warrant will entitle the holder thereof to acquire one common share of the Company (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

Options

Subsequent to the year ended December 31, 2019, the Company granted an additional 4,580,000 stock options with exercise prices ranging from $0.29 to $0.32, and 375,000 restricted share units. These options vest over three years with an expiry date five years from the grant date, and these restricted share units vest one year from the grant date and convert into common shares of the Company at a fair market value of $0.29 per common shares. The Company also granted 1,500,000 options to directors that vested immediately at an exercise price of $0.165 and an expiry date of five years from the grant date. The stock options and restricted share units have been granted pursuant to the Company's Omnibus Incentive Plan

Settlement Agreement with Joint Venture

On March 6, 2020, the Company reached a Settlement Agreement with its Joint Venture partner.

Pursuant to the Settlement Agreement, the Supply Agreements (collectively, the "Supply Agreements") entered into between the Company and Pure Sunfarms dated December 21, 2018, which was for the 40%

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

supply provision by Pure Sunfarms to the Company in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by Pure Sunfarms, at a guaranteed price adjusted on a semi-annual basis to the Company from 2020 to the end of 2022, respectively, were both terminated effective as of December 31, 2019, and the Company was released from all previous, current, and future obligations, liabilities and payments thereunder. The termination of the Supply Agreements removes the uncertainty regarding the potential obligation of the Company to make any payments to Pure Sunfarms under the terms of those Agreements and provides the Company with full flexibility regarding future access to, and supply of, wholesale cannabis.

In exchange, the Company will forfeit all amounts due from Pure Sunfarms pursuant to a shareholder’s loan of $13 millionplus accrued interest of$1.1million that the Company previously advanced to Pure Sunfarms. This was effective as of December 31, 2019 as described above in Note 9.

The Company will also issue a promissory note to Pure Sunfarms in the amount of $952,237. which will bear interest at a rate of 6.2% per annum and will mature on the earlier of (a) December 31, 2020; (b) the Company ceasing to be a shareholder of Pure Sunfarms; or (c) the acquisition by any party of a majority of the outstanding shares of the Company. The principal amount is the amount owed by the Company to Pure Sunfarms as remittance for bulk sales under the 2018 Supply Agreement.

Effective November 18, 2019, the Company cancelled 5,940,000 of its common shares of Pure Sunfarms (previously held in escrow), fully resolving all issues in the arbitration process related to the Company’s decision to offset a $5.94 million payment against its shareholder loan in November 2019 regarding Delta 2. This reduced the Company’s share ownership to 46.47% as at the year ended December 31, 2019 as noted above in Note 9.

The Company has also agreed to transfer 2.5% of its Pure Sunfarms equity to Village Farms. The Parties have agreed that $8,000,000 provided by Village Farms to Pure Sunfarms in 2020 will be converted into additional common shares of Pure Sunfarms. Upon completion of that conversion and the other transactions referred to above, the Company held a 42.6% equity interest in Pure Sunfarms and continued to retain three of six seats on the Pure Sunfarms board of directors.

Joint Venture Expands Credit Facility

On April 3, 2020, the Company announced that its Joint Venture had expanded its credit facility with its existing lender to $59 million, including accordion provisions of $22.5 million. The expanded credit facility (the “Credit Facility”) consists of a $7.5 million revolving operating loan (the “Revolver”) and a $10 million term loan (the “New Term Loan”), in addition to its existing $19 million term loan (the “Existing Term Loan”). The New Term Loan is specifically designated for the 1.1 million square foot Delta 2 greenhouse while the Existing Term Loan is specifically designated for the 1.1 million square foot Delta 3 greenhouse. The $7.5 million Revolver and the $10 million New Term Loan include an accordion provision that allows the Joint Venture to request additional lender commitments of up to an additional $7.5 million and $15 million, respectively, subject to an additional lender entering the syndicate on or before May 30, 2020. Each of the components of the Credit Facility, including the existing term loan, mature on February 7, 2022. As part of this transaction, Village Farms has completed an additional investment in the Joint Venture of $8.0 million, which reduced the Company’s equity position in the Joint Venture by 1.3% to 41.3%.

Amended Warrant Terms

On April 9, 2020, the Company amended the terms of certain common share purchase warrants that were originally issued on September 9, 2019 (the“September Warrants”). Anaggregate of 12,500,000 September

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Warrants were initially issued at an exercise price of $2.00 per Common Share of the Company in connection with a $25,000,000 convertible debenture financing. The Company amended the exercise price of the September Warrants such that: 6,250,000 September Warrants will have an exercise price of $0.17 per Common Share (the "$0.17 Warrants"). If, at any time prior to the expiry date of the $0.17 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2125 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.17 Warrants accelerating the expiry date of the $0.17 Warrants to the date that is 30 days following the date of such notice; and 6,250,000 Warrants will have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2625 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice (collectively, the “Warrant Repricing”).

All other provisions of the September Warrants will remain the same and all Warrants will still expire on September 9, 2021. Upon TSXV approval, the holders of the $0.17 Warrants immediately exercised all such warrants for proceeds of $1,062,500 to the Company.

COVID-19

Subsequent toDecember 31, 2019, the global financial markets have been negatively impacted by the novel Coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 12, 2020. This has led to significant global economic uncertainty, and the current outbreak of COVID-19 could have a material adverse effect on the Company’s operations and the operations of the Company’s suppliers and customers. At this time, the Company has not had any stoppages related to the production and sales of its cannabis, however, this could change based on future developments. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. The extent to which COVID-19 impacts the Company’s operations will depend on future developments, which continue to be highly uncertain and cannot be predicted with confidence. The spread of COVID-19 is expected to have a material adverse effect on global and regional economies, and continues to negatively impact stock markets, including the trading price of the Company’s shares. The adverse effects on the economy, the stock market, and our share price could adversely impact the Company’s ability to raise capital, or its ability to pursue other strategic initiatives.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pure Sunfarms Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pure Sunfarms Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2019 and the period from incorporation to December 31, 2017 including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019 and the period from incorporation to December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 31, 2020

We have served as the Company’s auditor since 2017.

Pure Sunfarms Corp.
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018

	2019	2018
	$	$
Assets
Current assets
Cash and cash equivalents	6,459,395	2,361,948
Restricted cash (note 2)	3,095,809	—
Trade receivables (note 10)	11,283,003	1,312,113
GST receivable	1,530,259	530,338
Inventories (note 5)	40,137,546	8,356,615
Biological assets (note 6)	11,608,822	7,387,840
Short-term deposits	6,768,162	383,371
Prepaid expenses	747,315	82,215
	81,630,311	20,414,440
Property and equipment (note 7)	141,094,523	66,603,930
Intangible assets (note 8)	22,575	30,100
	222,747,409	87,048,470

Liabilities
Current liabilities
Trade and other payables	6,413,191	9,361,186
Accrued liabilities	6,522,043	519,962
Income taxes payable	11,025,820	—
Due to related parties (note 10)	6,182,335	3,061,244
Borrowings – Current portion	1,848,584	—
Borrowings – Shareholder loan (note 10)	28,123,490	26,523,328
	60,115,463	39,465,720
Deferred tax liabilities (note 12)	9,558,444	2,059,283
Borrowings – Long term (note 9)	17,000,000	—
	86,673,907	41,525,003
Shareholders’ Equity
Share capital (note 11)	83,350,000	40,000,000
Retained earnings	52,723,502	5,523,467
	136,073,502	45,523,467
	222,747,409	87,048,470
Commitments (note 19)
Subsequent events (note 20)

The accompanying notes are an integral part of these consolidated financials.

Pure Sunfarms Corp.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)
For the years ended December 31, 2019, 2018 and the period from incorporation to December 31, 2017

	2019	2018	2017
	$	$	$
Sales	82,809,620	4,916,607	—
Cost of sales – production (notes 5 and 14)	(20,020,954)	(1,542,231)	—
	62,788,666	3,374,376	—
Realized fair value amounts included in inventory sold (note 5)	(62,614,906)	(3,757,540)	—
Change in fair value of biological asset (note 6)	79,465,146	12,542,592	—
Impairment loss on inventory (note 5)	(2,131,913)	—	—
	77,506,993	12,159,428	—
Selling, general and administrative expenses (note 14)	10,444,812	3,385,500	(880,247)
Income (loss) from operations	67,062,181	8,773,928	(880,247)
Interest expense, net	1,169,902	96,984	—
Foreign exchange loss	10,463	234,257	3,529
Other income	(33,673)	(23,839)	—
Write down of property and equipment (note 7)	190,474	—	—
Income (loss) before taxes	65,725,015	8,466,526	(883,776)
Provision for (recovery of) income tax (note 13)
Current	11,025,819	—	—
Future	7,499,161	2,297,903	(238,620)
	18,524,980	2,297,903	(238,620)
Net income (loss) and comprehensive income (loss)	47,200,035	6,168,623	(645,156)

The accompanying notes are an integral part of these consolidated financial statements.

Pure Sunfarms Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and the period from incorporation to December 31, 2017

	Number of
	common		Retained
	shares	Share capital	earnings	Total equity
		$	$	$
Balance – June 2, 2017 (date of incorporation)	—	—	—	—
Shares issued (note 11)	26,000,000	26,000,000	—	26,000,000
Shares issued and held in escrow	14,000,000	—	—	—
Net loss	—	—	(645,156)	(645,156)
Balance – December 31, 2017	40,000,000	26,000,000	(645,156)	25,354,844
Shares issued (note 11)	14,000,000	14,000,000	—	14,000,000
Shares held in (released from) escrow (note 11)	(14,000,000)	—	—	—
Net income	—	—	6,168,623	6,168,623
Balance – December 31, 2018	40,000,000	40,000,000	5,523,467	45,523,467
Shares issued (note 11)	43,350,000	43,350,000	—	43,350,000
Shares issued and held in escrow	6,650,000	—	—	—
Shares cancelled (note 11)	(5,940,000)	—	—	—
Net income	—	—	47,200,035	47,200,035
Balance – December 31, 2019	84,060,000	83,350,000	52,723,502	136,073,502

The accompanying notes are an integral part of these consolidated financial statements.

Pure Sunfarms Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and for the period from incorporation to December 31, 2017

	2019	2018	2017
	$	$	$
Cash provided by (used in)
Operating activities
Net comprehensive income/(loss) for the year/period	47,200,035	6,168,623	(645,156)
Adjustment for items not affecting cash
Depreciation and amortization	3,541,887	1,035,739	—
Fair value changes in biological asset included in inventory sold and other charges	(10,497,341)	(1,397,213)	—
Unrealized gain on changes in fair value of biological asset	(79,465,146)	(12,542,592)	—
Impairment loss on inventory	2,131,913	—	—
Accrued interest on related party debt	1,193,151	96,984	—
Deferred income tax (recovery) expense	7,499,161	2,297,903	(238,620)
Unrealized foreign exchange loss	(134,974)	105,563	3,529
Write-down of property and equipment	190,474	—	—
Amortization of deferred financing fees	77,378	(9,531)	—
	(28,263,462)	(4,244,524)	(880,247)
Changes in non-cash working capital
Trade receivables	(9,970,889)	(1,312,113)	—
GST receivable	(999,921)	(319,748)	(210,590)
Short-term deposits	(6,384,791)	(383,371)	—
Prepaid expenses	(665,100)	(82,215)	—
Inventories	(23,415,503)	(6,934,028)	(25,375)
Biological assets	75,244,164	5,154,752	—
Trade and other payables	(6,301,730)	2,192,714	252,977
Accrued liabilities	3,574,133	1,331,000	59,905
Income taxes payable	11,025,820	—	—
Due to related parties	3,121,091	1,332,065	858,236
	16,963,812	(3,265,468)	54,906

Investing activities
Purchase of intangible assets	—	(15,117)	(22,508)
Purchase of property and equipment	(45,873,927)	(37,264,377)	(3,121,959)
	(45,873,927)	(37,279,494)	(3,144,467)
Financing activities
Proceeds from issuance of shares to Emerald Health	18,350,000	14,000,000	6,000,000
Proceeds from related party borrowings	—	26,000,000	—
Proceeds from bank loan, net transaction costs	18,777,959	—	—
Interest paid on bank loan	(1,024,588)	—	—
	36,103,371	40,000,000	6,000,000
Effects of foreign exchange rate changes on cash	—	—	(3,529)
Net increase (decrease) in cash and cash equivalents	7,193,256	(544,962)	2,906,910
Cash and cash equivalents – Beginning of year	2,361,948	2,906,910	—
Restricted cash – End of year	(3,095,809)	—	—
Cash and cash equivalents – End of year	6,459,395	2,361,948	2,906,910
Supplementary schedule of non-cash investing activities
Property, plant and equipment purchases unpaid at year-end	5,919,437	6,809,932	—
Property, plant and equipment – capitalized interest	1,427,987	—	—
Acquisition of property and equipment through issuance of shares to Village Farms International, Inc.	25,000,000	—	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

1	General information

Pure Sunfarms Corp. (PSC or the Company) was incorporated under the Canada Business Corporation Act on June 2, 2017 and its principal office located at 4431 80th Street, Delta, British Columbia, Canada. The Company is a joint venture owned by Village Farms International Inc. (Village Farms) and Emerald Health Therapeutics Inc. (Emerald Health Inc.). As of December 31, 2019, Village Farms International Inc. have 53.5% of PSC and Emerald Health Therapeutics Inc. have 46.5% of ownership in the Company.

The Company completed the conversion of its 1st 25-acre greenhouse in April 2019 and is in the process of converting its second 25-acre greenhouse facility in British Columbia for the purpose of growing, packaging and selling cannabis and cannabis extracts pursuant to the regulations of the Cannabis Act.

On December 21, 2018, PSC acquired a 100% interest in Pure Sunfarms Canada Corp. (PSCC) from Emerald Health Therapeutics Canada Inc. (Emerald Health), a wholly-owned subsidiary of Emerald Health Inc., pursuant to a Share Purchase Option Agreement dated October 31, 2017, for consideration of $1.

On January 23, 2019, PSC and its subsidiaries, PSCC and 1174076 B.C. Ltd., amalgamated pursuant to section 273 of the Business Corporation Act.

The consolidated financial statements have been prepared in Canadian dollars, which is the Company’s presentation currency, and are prepared on the historical cost basis, except for biological assets which are measured at fair value.

The consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2020 and have been prepared in accordance with the International Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

2	Significant accounting policies

Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company consolidated the results of its subsidiaries up until January 23, 2019, the date of amalgamation with its subsidiaries.

Foreign currency translation

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the consolidated statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in the consolidated statement of income and comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash deposits held with banks and other highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of deposit in the amount of one-year non-blended principal and interest payments for the Term Loan drawn from the bank. The deposit was released on January 2, 2020 upon compliance with the financial covenants.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

Financial instruments

a)	Recognition

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets and liabilities are offset and the net amount is reported on the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in income (loss).

For assets measured at fair value, gains and losses will either be recorded in income (loss) or other comprehensive income (OCI). For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt investments only when its business model for managing those assets changes. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. Changes in the fair value of financial assets at FVTPL are recognized in the consolidated statement of income (loss) as applicable.

Financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently at amortized cost. Trade payables, accrued liabilities and debt are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables, accrued liabilities and debt are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

The Company applies the fair value hierarchy based on the significance of the inputs used in making the measurements. The levels in the hierarchy are: Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

c)	Impairment of financial assets

The Company assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk.

Biological assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less cost to sell. The Company capitalizes all related direct and indirect costs of production to the biological assets to fair value less costs to sell at each reporting date. At the point of harvest, the biological assets are transferred to inventory at their fair value less costs to sell.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

Short-term deposits

Short term deposits include prepayment to construction vendors for Delta 3 and Delta 2 facilities and security deposit for excise tax.

Inventories

The cost of cannabis inventories are transferred from biological assets at their fair value less cost to sell at the point of harvest, which becomes their initial deemed cost. The cost of inventory also includes capitalized production costs, including labour, materials, post-harvest costs and depreciation. Packaging materials are valued at the lower of cost or replacement cost. The cost of packaging materials is determined on a standard cost basis. Inventoriable costs are expensed to cost of goods sold on the consolidated statement of income (loss) in the same period as when the cannabis products are sold.

Finished goods and capitalized production costs and biological asset adjustment are valued at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period when the write-down or loss occurs.

Property, plant and equipment

a)	Recognition and measurement

Property, plant and equipment is initially recorded at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. Directly attributable costs incurred for major capital projects and site preparation are capitalized until the asset is brought to the location and condition necessary for it to be used in the manner intended by management. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs.

Where an item of property, plant and equipment comprises significant components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the consolidated statement of comprehensive income (loss) during the period in which they are incurred.

Items of property, plant and equipment acquired in a non-monetary transaction are measured at fair value, unless the transaction has no commercial substance or the fair value of both the asset received and the asset given up cannot be reliably measured. If an item of property, plant and equipment acquired in a non-monetary transaction cannot be measured at fair value, it is measured at the carrying amount of the asset given up in the exchange.

Subsequent to initial recognition, property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment, and is presented net within gain/loss on disposal of assets in the consolidated statement of comprehensive income.

b)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation expense is recognized on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. The estimated useful lives of the class of assets for the current and comparative periods are as follows:

Leasehold and land improvements	5 - 20 years
Greenhouses and other buildings	4 - 30 years
Greenhouse equipment	3 - 30 years
Machinery and equipment	3 - 20 years
Furniture and fixtures	3 - 15 years

Construction in progress reflects the cost of assets under construction, which are not depreciated until placed into service.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. Where funds have been borrowed specifically for the construction or acquisition of a qualifying asset, the amount capitalized is the actual borrowing cost incurred. Any outstanding borrowing made specifically to obtain that qualifying asset will be treated as part of the funds that it has borrowed generally. Where general borrowings have been used, the amount capitalized is calculated using the weighted average capitalization rate of the general borrowings. The capitalization of borrowing costs ceases when the qualifying asset is substantially complete.

Intangible assets

The Company’s intangible assets are purchased and have finite useful lives. They are measured at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated based on the cost of the intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted where necessary.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or CGUs). An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGUs).

Leased assets

The Company has adopted IFRS 16, Leases, as issued by the IASB (International Accounting Standards Board) in January 2016 with a date of transition of January 1, 2019, which resulted in changes in accounting policies. There were no adjustments to the amounts previously recognized in the consolidated financial statements were recorded as a result of transition.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard: (i) relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019; and (ii) accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment by applying International Accounting Standards (IAS) 17 – Leases, and IFRS Interpretations Committee (IFRIC) 4 – Determining Whether an Arrangement Contains a Lease.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

certain remeasurements of the lease liability. The Company recognizes the associated depreciation of the right-of-use assets on a straight-line basis over the course of the remaining lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. Lease payments are allocated between principal and interest expense. The interest expense is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Prior to January 1, 2019 and the adoption of IFRS 16, the Company measured and classified its leases under IAS 17—Leases: leases where the Company assumed substantially all the risks and rewards of ownership were classified as finance leases. Upon initial recognition, the leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset was accounted for in accordance with the accounting policy applicable to that asset. Other leases were operating leases and rent expenses were recognized in the Company’s consolidated statement of comprehensive income.

Revenue recognition

Revenue from the sale of cannabis in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts, volume rebates and excise duty. The Company’s revenue transactions consist of single performance obligations to transfer promised goods. Quantities to be delivered to the customer are determined at a point near the delivery date through purchase orders received from the customer. The Company recognizes revenue when it has fulfilled a performance obligation to the customer. The amount of revenue recognized is reduced by excise duty, estimated returns and other customer credits, such as discounts and rebates, based on the expected value to be realized. Payment terms are consistent with standard terms to the markets the Company serves.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The timing or amount of the outflow may still be uncertain.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value using the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Income taxes

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end.

Deferred tax is provided using the consolidated statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Income taxes recoverable represent the current estimated refund of taxes from taxation authorities.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

3	Significant accounting estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Significant accounting estimates and judgments

a)	Estimated useful lives of property, plant and equipment

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

b)	Inventories

Capitalized production costs are expenditures relating to upcoming harvests which are deferred and become part of costing in subsequent periods. To calculate the deferral, estimates are made concerning the expected life cycle and timing of harvests for cannabis plants. Finished goods cannabis inventory and capitalized production costs in inventory are carried at the lower of cost or net realizable value. Management’s estimate of net realizable value is calculated as the estimated selling cost in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

c)	Biological assets

Management is required to make a number of estimates to calculate the fair value of its biological assets. This includes estimating the stage of growth of the cannabis at the reporting period-end date, costs to complete which include crop costs up to harvest, harvesting costs and selling costs, sales price, wastage, potency and expected yields of the cannabis plants. Management has used judgment in determining the point at which biological transformation has occurred to the point they expect it is probable that future economic benefits associated with the cannabis plants will flow to the Company.

Impairment losses are recognized when the carrying amount of the asset exceeds its recoverable amount and is recorded in the consolidated statement of income and comprehensive income.

d)	Income taxes and deferred income tax assets or liabilities

Management uses judgment and estimates in determining the appropriate rates and amounts in recording deferred taxes, giving consideration to timing and probability. Actual taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities. The recognition of deferred income tax assets is subject to judgment and estimation over whether these amounts can be realized.

4	Adoption of new and revised standards and interpretations

The Company adopted IFRS 16, Leases, on January 1, 2019. The standard required lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The Company assessed the requirements under IFRS 16 and there are no changes to accounting policies on leases for PSC.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

Standards effective January 1, 2020

IAS 1, Financial Statements Presentation and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors—Amendments to IAS 1, Financial Statements Presentation and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors were issued to clarify the definition of ‘material’. Under IAS 1, information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The amendments are effective for annual periods beginning on or after January 1, 2020. The Company does not anticipate any material impact to the Company’s financial position.

Conceptual Framework—Conceptual Framework sets out the fundamental concepts for financial reporting and to ensure similar transactions are treated the same way, to provide useful information to investors, lenders and other creditors. The revised Conceptual Framework sets out revised definition of an asset and a liability as well as new guidance on measurement and derecognition, presentation and disclosure. For companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction, the revised Conceptual Framework is effective for annual reporting periods beginning on or after January 1, 2020. The Company is in the process of assessing the impact of revised Conceptual Framework.

IFRS 3, Business Combinations—Amendments were issued to clarify the definition of a business under IFRS 3, Business Combinations. The amendments clarify the minimum attributes that the acquired set of activities and assets must have to be considered a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definition of a business and outputs; and introduce an optional fair value concentration test. The amendments are effective for business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2020. The Company does not anticipate any material impact to the Company’s financial position.

5	Inventories

	2019	2018
	$	$
Capitalized production costs	11,527,154	5,832,547
Available for sale inventory	15,984,878	1,126,855
Packaging materials	730,960	—
Biological asset adjustment	11,894,554	1,397,213
	40,137,546	8,356,615

The cost of inventories expensed and included in the cost of sales for the year ended December 31, 2019 amounted to $20,020,954 related to production cost of sales (2018 - $1,542,231 and 2017 - nil) and $62,614,916 related to realized fair value included in inventory (2018 - $3,757,540 and 2017 - nil). Depreciation expense included in cost of sales was $1,885,636 (2018 - $275,589 and 2017 - nil).

The Company recorded an impairment loss on Biological asset adjustment of $2,131,913 (2018- nil and 2017 - nil), in which net realized value on cannabis flowers and trims exceeds its costs.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

6	Biological assets

	2019	2018
	$	$
Opening, biological assets	7,387,840	—
Increase in biological assets due to capitalized costs	32,564,713	4,137,019
Changes in fair value due to biological transformation	79,465,146	12,542,592
Transferred to inventory upon harvest	(107,808,877)	(9,291,771)
Ending, biological assets	11,608,822	7,387,840

The following table summarizes the unobservable inputs for the period ended December 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price
Obtained through average selling price or estimated future selling prices if historical results are not available	$0.70 – $2.00 per gram	A 5% increase (decrease) in average selling price would have resulted in an increase or decrease of approximately $704,961 in valuation

Yield per plant
Varies by strain and is obtained through historical harvest yield results	65 – 167 grams per plant	A 5% increase (decrease) in yield per plant would have resulted in an increase or decrease of approximately $554,957 in valuation

7	Property and equipment

		Land		Machinery and	Information	Construction in
	Land	Improvement	Buildings	equipment	technology	progress	Total
	$	$	$	$	$	$	$
Year ended December 31, 2018
Opening net book value	3,700,000	—	16,300,000	—	—	3,121,959	23,121,959
Additions (transfers)	—	—				44,500,185	44,500,185
Placed in service	—	405,215	29,119,777	2,784,427	255,027	(32,564,446)	—
Depreciation expense	—	(8,050)	(873,350)	(105,817)	(40,997)	—	(1,028,214)
	3,700,000	397,165	44,546,427	2,678,610	214,030	15,057,698	66,593,930
At December 31, 2018
Cost	3,700,000	405,215	45,419,777	2,784,427	255,027	15,067,698	67,632,144
Accumulated depreciation	—	(8,050)	(873,350)	(105,817)	(40,997)	—	(1,028,214)
Net book value	3,700,000	397,165	44,546,427	2,678,610	214,030	15,067,698	66,603,930
Year ended December 31, 2019
Opening net book value	3,700,000	397,165	44,546,427	2,678,610	214,030	15,067,698	66,603,930
Additions (transfers)	731,227	—	2,868,415	370,713	6,798	74,238,277	78,215,430
Placed in service	—	21,600	14,771,323	5,559,817	81,450	(20,434,190)	—
Write down of property and equipment	—	—	—	—	—	(190,474)	(190,474)
Depreciation expense	—	(20,061)	(2,896,686)	(558,149)	(59,467)	—	(3,534,363)
	4,431,227	398,704	59,289,479	8,050,991	242,811	68,681,311	141,094,523
At December 31, 2019
Cost	4,431,227	426,814	63,059,515	8,714,957	343,275	68,681,311	145,657,099
Accumulated depreciation	—	(28,110)	(3,770,036)	(663,966)	(100,464)	—	(4,562,576)
Net book value	4,431,227	398,704	59,289,479	8,050,991	242,811	68,681,311	141,094,523

The property and equipment includes $3,700,000 of contributed land and $41,300,000 of contributed assets for Delta 2 & 3 facilities. The contribution represents the rights to lease and purchase the land and the greenhouse facility for both locations. These rights were contributed by Village Farms in exchange for 45,000,000 shares in the Company. It was determined that Delta

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

2 land and greenhouse facility had a fair value of $25,000,000 at the date of contribution. The fair value of the land was determined through an appraisal performed by an independent valuator. The fair value of the greenhouse was determined using the replacement cost model.

8	Intangible assets

The Company’s intangible assets consist of purchased computer software.

	2019	2018
	$	$
Definite-lived intangible assets
Cost	37,625	37,625
Accumulated amortization	(15,050)	(7,525)
Definite-lived intangible assets – net	22,575	30,100

9	Long term loan

On February 7, 2019, the Company obtained a $20,000,000 loan facility from the Bank of Montreal (BMO) and Farm Credit Canada. Interest is payable at the Canadian Bank’s prime rate plus the applicable margin level. The effective rate for the loan was 6.29%. The Company’s shareholders are guarantors of the loan.

The loan has a maximum repayment term of three years and mandatory repayments will consist of interest only to June 30, 2019, and non-blended quarterly scheduled repayments of $500,000 plus monthly interest thereafter.

The Company is required to comply with financial covenants, measured quarterly. The Company is required to maintain minimum Fixed Charge Coverage Ratio of 1:50: 1 and Senior Funded Debt to EBITDA shall not exceed 1.50:1. As at December 31, 2019, the Company was in compliance with the financial covenants.

10	Related party transactions

a)	Borrowings

On July 5, 2018, the Company entered into a loan agreement with its shareholders to finance its construction project and to finance general working capital requirements. At December 31, 2019, the principal amount advanced through equal contributions made by each shareholder was $26,000,000.

Interest will accrue and be payable on demand being made by either shareholder. The shareholder loan bears simple interest of 8% calculated semi-annually. The loan agreement provides for a retroactive interest rate adjustment should the Company secure financing from an arm’s length lender, in which case the interest on the shareholder loan amounts would be adjusted to equal the third-party interest rate.

On February 7, 2019, the interest rate was reduced to 6.2% and subsequently reduced to 5.2% on December 2, 2019 to reflect the interest rate obtained from third-party.

$
Loan principal	26,000,000
Accrued interest	2,132,490
28,123,490

b)	Due to related parties

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

At December 31, 2019, the Company recorded the below amounts payable and accrued to its shareholders, primarily for consulting services and the reimbursement of expenses which occurred during the year:

	2019	2018
	$	$
Emerald Health
Payable to Emerald Health	777	779,685
Accrued to Emerald Health	87,415	904,700
	88,192	1,684,385
Village Farms
Payable to Village Farms	66,997	1,410,616
Accrued to Village Farms	87,146	—
Receivable from Village Farms	—	(33,757)
Amount of terminated additional equity infusion refundable (note 20)	5,940,000	—
	6,094,143	1,376,859
	6,182,335	3,061,244

All amounts are non-interest bearing and are due on demand.

c)	Sales and other income

On December 21, 2018, the Company entered into a Supply Agreement with Emerald Health, whereby Emerald agreed to purchase 40% of the bud and 40% of the Trim produced by the Company until December 31, 2019.

During the year, the Company made sales of dried flower (bud) and Trim pursant to the supply agreement with Emerald Health totaled $17,506,450 and $7,137,300 for unconfirmed products pricing shortfall chargeback (note 20).

The Supply Agreement was extended to December 31, 2022 whereby Emerald has the provision to purchase 25% of the bud and 25% of the trim produced by PSC (note 20).

By way of a Storage Agreement entered into on December 31, 2018, the Company has agreed to act as a temporary custodian of product purchased by Emerald Health. On occasion, ownership of the product, including title, risk of loss and control, will pass to Emerald Health pursuant to the Supply Agreement but may be stored at the Company’s premises for a fee. For the year ended December 31, 2019, the Company recognized storage fees arising from this arrangement in the amount of $54,024.

d)	Key management compensation

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, at the executive level. Compensation provided to the key management for 2019 and 2018 :

	2019	2018
	$	$
Salaries	1,413,647	430,386
Benefits	26,040	7,786
	1,439,687	438,172

There was no key management compensation for the year ended 2017.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

11	Share capital

Authorized

Unlimited number of Class A voting common shares without par value

Issued

The Company issued 40,000,000 shares during 2017, for which consideration of $26,000,000 was received in exchange for 26,000,000 shares. Consideration consisted of $20,000,000 in contributed assets and $6,000,000 in cash. The remaining 14,000,000 shares were held in escrow, pending receipt of consideration from Emerald Health.

The Emerald Health initial capital contribution of $20,000,000 has been advanced to the Company in multiple instalments based on milestones set out in the Shareholders’ Agreement between Emerald Health and Village Farms. Upon receipt of payment, shares have been released from escrow on the basis of one share per dollar contributed.

On March 2, 2018, Health Canada issued a Cultivation Licence to the Company under Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR). A $10,000,000 contribution was received by the Company from Emerald Health upon issuance of the cultivation licence, resulting in the release of 10,000,000 shares from escrow. As of April 27, 2018, the Company had received the remaining $4,000,000 contribution from Emerald Health, resulting in the release of 4,000,000 shares from escrow.

On March 29, 2019 the Company agreed to issue 50,000,000 shares, for which consideration of $43,350,000 was received in exchange for 43,350,000 shares. Consideration consisted of $25,000,000 in contributed assets from Village Farms and $18,350,000 in cash from Emerald Health. For $18,350,000 cash contribution from Emerald, 2,500,000 shares were released from escrow and 15,850,000 shares were held in escrow. Pursuant to the settlement agreement, 5,940,000 shares were cancelled as of November 19, 2019 (note 20). The remaining 710,000 shares pending receipt of consideration from Emerald Health were held in escrow as of December 31, 2019. Subsequent to December 31, 2019,the 710,000 shares were released from escrow upon receipt of consideration from Emerald Health.

12	Deferred taxes

The income tax expense charged to loss during the period is as follows:

	Biological
	assets and	Property and
	tax losses	equipment	Other	Total
	$	$	$	$
Deferred tax assets
At June 2, 2017	—	—	—	—
(Changed) credited to consolidated statement of income	160,434	78,186	—	238,620
At December 31, 2017	160,434	78,186	—	238,620
(Changed) credited to consolidated statement of income	468,556	(78,186)	—	390,370
At December 31, 2018	628,990	—	—	628,990
(Changed) credited to consolidated statement of income	(628,990)	—	—	(628,990)
At December 31, 2019	—	—	—	—

Deferred tax liabilities
At June 2, 2017	—	—	—	—
(Changed) credited to consolidated statement of income	—	—	—	—
At December 31, 2017	—	—	—	—
(Changed) credited to consolidated statement of income	(2,371,964)	(315,794)	(515)	(2,688,273)
At December 31, 2018	(2,371,964)	(315,794)	(515)	(2,688,273)
(Changed) credited to consolidated statement of income	(3,973,948)	(2,883,718)	(12,505)	(6,870,171)
At December 31, 2019	(6,345,912)	(3,199,512)	(13,020)	(9,558,444)

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

The analysis of deferred tax assets and deferred tax liabilities is as follows:

$
Deferred tax liabilities
Expected to be settled in more than 12 months	(3,297,237)
Expected to be settled within 12 months	(6,261,207)
(9,558,444)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profits is probable.

13	Income tax expense

The provision for (recovery of) income taxes reflected in the consolidated statement of income for the years ended

December 31, 2019 and December 31, 2018 differs from the amounts computed at the federal statutory tax rates. The principal differences between the statutory income tax (recovery) and the effective provision for (recovery of) income taxes are summarized as follows:

	2019	2018	2017
	$	$	$
Pre-tax income (loss) per financial statements	65,725,015	8,466,526	(883,776)
Tax expense (recovery) calculated at the statutory rate	17,745,754	2,285,962	(229,782)
Permanent difference on assets contributed by Village Farms	766,612	—	—
Temporary differences on deferred taxes	12,614	11,941	(8,838)
Provision for (recovery of) income taxes	18,524,980	2,297,903	(238,620)

The statutory rate in effect for the year ended December 31, 2019 was 27% (2018 – 27%, 2017 – 26%).

14	Expenses by nature

The Company’s significant expenses by nature are as follows:

	2019	2018	2017
	$	$	$
Cost of sales
Labour	6,989,496	696,668	—
Supplies and materials	3,158,399	335,759	—
Overhead	7,987,423	234,215	—
Depreciation	1,885,636	275,589	—
	20,020,954	1,542,231	—
Selling, general and administration
Professional services	2,377,500	1,899,760	862,852
Employee compensation and benefits	3,079,654	827,023	5,413
Office expenses	2,000,545	535,376	7,162
Other	611,717	96,595	2,765
Health Canada Regulatory Fee	1,150,995	—	—
Repairs and maintenance	165,391	19,764	—
Marketing	1,059,010	6,982	2,055
	10,444,812	3,385,500	880,247

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

15	Sales

The Company’s principal source of revenue is from the sale of dried flower (bud) and trim to fulfill purchase orders received from customers. Trim is the by-product of a harvested cannabis plant. During the year, sales were made to other licensed cannabis producers and 2 provincial wholesalers, Ontario Retail Cannabis Corporation and BC Liquor Distribution Branch. Revenue earned during the period from product sales was $82,809,620. The sales to two largest customers represent 35% and 30% of the total sales.

16	Financial instruments

The following table summarizes the carrying value and fair value of the Company’s financial instruments:

	2019	2019
	Carrying value	Fair value
	$	$
Cash and cash equivalents	6,459,395	6,459,395
Restricted cash	3,095,809	3,095,809
Trade receivables	11,283,003	11,283,003
Trade payables, accrued liabilities and due to related parties	19,117,569	19,117,569
Debt borrowings – related party	28,123,490	22,910,442
Debt borrowings – bank	18,848,584	17,050,164

Management of financial risks

a)	Price risk

i)	Foreign exchange rate risk

Foreign exchange risk arises from fluctuations in the future cash flows of a financial instrument because of changes in foreign exchange rates. The Company is exposed to foreign exchange rate risk on its foreign currency denominated cash and cash equivalents, accounts receivable, trade payables and accrued liabilities. The Company has elected not to actively manage this exposure at this time. Notwithstanding, the Company continuously monitors this exposure to determine if any mitigation strategies become necessary.

For the year ended December 31, 2019, the Company recognized a foreign exchange loss of $10,463 in the consolidated statement of income and comprehensive income. Based on the balances as at December 31, 2019, a 1% increase (decrease) in the Euro/Canadian dollar exchange rates on that day would have resulted in an increase or decrease of approximately $8,116 in foreign exchange (gain) or loss.

ii)	Interest rate risk

The Company is exposed to interest rate risk on its shareholder loan. Interest on the loan is variable, in that it equals the rate of any third-party borrowings and will be retrospectively adjusted. As of December 2, 2019, the interest rate on the loan was adjusted to 5.20%, to equal the third-party interest rate on a credit facility secured by the Company (note 18). This rate is variable and is calculated as the Canadian prime rate plus the Canadian bankers’ acceptance rate.

Changes in the interest rates could result in an increase or decrease in the amount of interest accrued on the loan. When assessing the potential impact of forward interest rate changes, the Company believes an interest rate volatility of 25 basis points is a reasonable measure. If interest rates applicable to the floating rate debt at December 31, 2019 were to have increased or decreased by 25 basis points, it is estimated that the Company’s income before tax would change by approximately $86,486.

b)	Credit risk

Financial instruments that may subject the Company to credit risk consist of cash, restricted cash, and accounts receivable. The carrying amount of these financial assets recorded in the consolidated financial statements, net of any allowances for losses, represent the Company’s maximum exposure to credit risk.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

Cash and cash equivalents are maintained with financial institutions in Canada and are redeemable on demand. Due to the nature of the customers and the generally short payment terms, management does not consider it has any significant credit risk exposure on its accounts receivable.

c)	Liquidity risk

The following liabilities have maturities due within one year:

$
Trade and other payables	6,413,191
Accrued liabilities	6,522,043
Due to related parties	6,182,335
Borrowings – current portion	2,000,000

The Company’s borrowings, including accrued interest, are due on demand and consist of shareholder loan amounts advanced by Emerald Health and Village Farms.

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations as they come due. The degree to which the Company is leveraged may reduce its ability to obtain additional financing for working capital and to finance investments to maintain and grow the current levels of cash flows from operations.

The Company expects that it will continue to be able to meet its obligations for the next 12 months. The Company manages its liquidity risk by closely monitoring cash requirements and by making regular updates to short-term cash flow projections. To the extent that the Company does not believe it has sufficient liquidity to fulfill its obligations, the Company will consider securing additional debt or equity financing through its shareholders or third-party lenders.

17	Capital management

The Company considers its capital resources as the aggregate of shareholders’ equity, borrowings when applicable, net of cash and cash equivalents, and investments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and risk considerations, in the context of its financial objectives and strategic plan.

The Company has a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and expansion objectives. The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its growth and expansion strategy, safeguard its ability to continue as a going concern, and to provide an adequate return on investment to its shareholders while taking a conservative approach towards financial leverage and management of financial risk.

18	Economic dependence

The Company’s initial source of cash funding was from equity and shareholder loans from Village Farms and Emerald Health. Those initial contributions were used by the Company to finance the greenhouse retrofitting and to fund operations. Additional cash contributions of $18,350,000 in exchange for equity were received from Emerald Health during the year ended December 31, 2019, of $18,350,000 (note 11). Subsequent to year-end, the Company obtained a loan facility from a third-party banking syndicate. Both Emerald Health and Village Farms are guarantors on the loan and the shareholders are required to contribute $16,000,000 of additional equity as part of the loan agreement (note 20).

19	Commitments

At December 31, 2019, the Company had commitments of $10,743,361 in respect of purchase orders relating to the construction and acquisition of capital assets.

20	Subsequent events

a)	On January 16, 2020, PSC repaid $5,940,000 to Village Farms relating to an additional equity contribution originally made by Village Farms on November 19, 2019 (note 10b) and cancelled pursuant to a settlement agreement (c) below.

b)	Village Farms made an additional equity contribution of $4,000,000 on January 24, 2020 and an additional $4,000,000 on February 14, 2020 pursuant to the contribution notice issued by PSC to the shareholder on January 16, 2020.

PURE SUNFARMS CORP.
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017

c)	On March 2, 2020, the joint venture partners, Emerald Health and Village Farms, entered into a settlement agreement that resolved certain disputes between the two parties. The items arising from the settlement are:

	i)	Under the shareholders agreement, Emerald Health was obligated to contribute $5,940,000 equity payment to PSC on November 1, 2019 and defaulted on the equity payment. The 5,940,000 common shares placed in escrow pending Emerald Health contributing a $5,940,000 equity amount was cancelled effective as of November 19, 2019.

	ii)	Under the Supply Agreement (note 10c), Emerald Health may only sell the purchased products through retail channels. If Emerald Health sells product to other licensed producers (LPs), it must remit to PSC the difference between the fixed purchase price in the supply agreement less the sellers fee. During fiscal year 2019, Emerald sold product purchased from PSC to other LPs resulting in $952,237 due to PSC for which Emerald has issued a promissory note on March 6, 2020, to the company.

Under the Supply Agreement PSC agreed to sell Emerald Health 40% of its products at a fixed price per gram for flower and trim. If Emerald Health did not provide confirmation to purchase the product, it became unconfirmed product and PSC could sell it to any third party at market price. If the product was sold for less than the fixed purchase price, Emerald Health was required to reimburse PSC for the price difference. The amounts owed under the Supply Agreement for unconfirmed products pricing shortfall chargeback was $7,494,165 in 2019 and $636,720 in 2020. These amounts were offset against the Emerald Health shareholders loan (note 10a) on March 2, 2020.

Effective March 2, 2020, Emerald Health has forfeited and waived repayment of its outstanding $13,000,000 shareholder loan (plus accrued interest of $1,061,745) to PSC. The shareholder loan was offset by $8,130,885 for unconfirmed products charges (above) and $5,930,860 as payment to terminate the Supply Agreement that expired on December 31, 2022.

Pursuant to the settlement agreement, PSC released Emerald Health from all liability arising from their 2018 and 2019 Supply Agreement under which Emerald had the requirement to purchase 40% of PSC aggregate production.

Pursuant to the settlement agreement, PSC and Emerald Health released each other from their current Supply Agreement under which Emerald had the requirement to purchase 25% of the bud and 25% of the trim produced annually by PSC from January 1, 2020 to December 31, 2022

d)	On March 28, 2020, the Company secured a $7,500,000 Revolving line of credit and $12,500,000 term credit facility from a third-party banking syndicate. The loan has a maximum repayment term of two years and bears a variable rate of interest which is consistent with the current term loan (note 9). Mandatory repayments will consist of interest only to June 30, 2020, and non-blended scheduled repayments of principal plus interest thereafter. The Company is required to comply with financial covenants, measured quarterly. The Company’s shareholders are guarantors of the loan. As part of the agreement shareholders are required to contribute $16,000,000 of additional equity, of which $8,000,000 has been contributed by Village Farms in 2020 (b) above. Funding of the secured debt facility is contingent on the acceptance of various conditions precedent which are substantially completed as of the reporting period end and authorization date of the consolidated financial statements.

e)	On March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a pandemic. The outbreak has caused uncertainty in the financial markets and closure of non-essential businesses in many jurisdictions in Canada and United States. The province of British Columbia, Ontario and Quebec included cannabis stores and producers in the essential service list. The development and impact of COVID-19 on the overall economy is uncertain and there might be impact to the supply chain and retail markets. We are unable to quantify the potential impact this may have on our future financial results. The impact may be material.