Form 20-F/A
period 2019-12-31
Emerald Health Therapeutics Inc.
filed 2020-08-03
CIK 1768225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2019

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 160,986,373 common shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☐	☒	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this "Amendment") is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the "Annual Report") filed by Emerald Health Therapeutics Inc. (the "Company") on June 10, 2020. The Company is filing this Amendment to add disclosure that, in relation to filing the original Annual Report, the Company relied on the order of the U.S. Securities and Exchange Commission (the "SEC") issued under Section 36 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), dated March 4, 2020 (Release No. 34-88318), as modified and superseded by the SEC order issued on March 25, 2020 (Release No. 34-88465) (collectively, the "Order"), for an extension of the original due date for the Annual Report. The Company made the original filing on June 10, 2020, within 45 days after the original due date of April 30, 2020, as permitted under the Order. The disclosure under the heading "Reliance on SEC Order" below is hereby added as an explanatory note at the beginning of Part I.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company's principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Since no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 (Controls and Procedures), paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the original filing was made. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment should be read together with the original filing of the Annual Report and the Company's other filings with the SEC.

RELIANCE ON SEC ORDER

The Company hereby notes that it has relied on the Order in delaying the filing of its Annual Report until June 10, 2020. As previously disclosed in a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on April 30, 2020 (the "COVID Form 6-K"), the Company required additional time to file the Annual Report due to circumstances related to the COVID-19 pandemic. As described in the COVID Form 6-K, as a result of the outbreak and spread of COVID-19, the provincial governments where the Company operates had and have declared states of emergency and employed orders around essential services and social distancing measures. In order to avoid the risk of the spread of the virus causing COVID-19, the Company was and is following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its corporate offices in Canada, in compliance with local rules, orders, ordinances and laws. As such, the Company adopted a remote working model for its non-operational staff, which adversely affected the finance and accounting team’s efficiency and presented a significant challenge in preparing and finalizing its audited financial statements and disclosures in a timely manner. The limited availability of internal and external support delayed the Company's ability to file the Annual Report until June 10, 2020.

2

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this amended annual report on Form 20-F/A:

EXHIBIT NUMBER	DESCRIPTION
Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Date: August 3, 2020

EMERALD HEALTH THERAPEUTICS, INC.

/s/ Riaz Bandali	/s/ Jenn Hepburn
Riaz Bandali	Jenn Hepburn
Chief Executive Officer	Chief Financial Officer

4